EXHIBIT 99.1
ANNUAL INFORMATION FORM
For the year ended March 31, 2009
Dated as at June 5, 2009
SILVERCORP METALS INC.
(“Silvercorp” or the “Company”)
Suite 1378 — 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: corp@silvercorp.ca
Website: www.silvercorp.ca

TABLE OF CONTENTS

ITEM 1: GENERAL	1
1.1 Date of Information	1
1.2 Forward Looking Statements	1
1.3 Currency	3

ITEM 2: CORPORATE STRUCTURE	3
2.1 Names, Address and Incorporation	3
2.2 Intercorporate Relationships	4

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	5
3.1 Three Year History	5

ITEM 4: DESCRIPTION OF THE BUSINESS	11
4.1 General	11
4.2 Chinese Mining Law	12
4.3 Risk Factors	12

ITEM 5: MINERAL PROPERTIES	20
5.1 Ying Project and HPG Project	20
5.2 TLP Project and LM Project	46
5.3 GC Project and SMT Project	68

ITEM 6: DIVIDENDS	90

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE	90
7.1 General Description of Capital Structure	90
7.2 Constraints	91
7.3 Ratings	91

ITEM 8: MARKET FOR SECURITIES	92

ITEM 9: ESCROWED SECURITIES	93

ITEM 10: DIRECTORS & OFFICERS	93
10.1 Name, Occupation and Security Holding	93
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	95
10.3 Conflicts of Interest	96

ITEM 11: AUDIT COMMITTEE	96

ITEM 12: PROMOTERS	98

ITEM 13: LEGAL PROCEEDINGS	98

ITEM 14: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	98

ITEM 15: TRANSFER AGENTS AND REGISTRARS	98

ITEM 16: MATERIAL CONTRACTS	98

ITEM 17: INTERESTS OF EXPERTS	99
17.1 Names of Experts	99
17.2 Interests of Experts	99

ITEM 18: ADDITIONAL INFORMATION	99

ITEM 19: SCHEDULE “1”	100

i

ITEM 1: GENERAL
1.1 Date of Information
All information in this AIF is as of June 5, 2009 unless otherwise indicated.
1.2 Forward Looking Statements
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This AIF contains “forward-looking statements” concerning anticipated developments and events that may occur in the future. Forward-looking statements include, but are not limited to, statements with respect to:
•	the future price of silver, lead, zinc and gold;

•	the estimation of mineral resources;

•	the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits;

•	the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;

•	future sales of the metals, concentrates or other products produced by the Company;

•	success of exploration activities;

•	permitting time lines;

•	currency fluctuations;

•	requirements for additional capital;

•	government regulation of mining operations;

•	environmental risks;

•	unanticipated reclamation expenses;

•	title disputes or claims;

•	limitations on insurance coverage; and

•	the Company’s plans and expectations for its properties.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:
•	risks related to international operations;

•	risks related to joint venture operations;

•	actual results of current exploration activities;

•	conclusions of economic evaluations;

•
changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, China or other countries in which the Company may carry on business in the future;

•	changes in project parameters as plans continue to be refined;

•	future prices of silver, possible variations in ore reserves, grade or recovery rates;

•	failure of plant, equipment or processes to operate as anticipated;

•	accidents, labour disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

•	economic factors affecting the silver, lead and zinc mining industry, competition, foreign exchange rate fluctuations, fluctuation of securities prices, and additional financing;

•	feasibility and engineering reports;

•	property interests, title to properties, permits and licenses, environmental risks, and development;

•	insurance;

•	key personnel, dependence on management, conflicts of interest;
as well as those factors discussed in Item 4.3 entitled “Risk Factors” in this AIF and in the documents incorporated by reference herein.
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this AIF and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

NOTICE REGARDING PRESENTATION OF MINERAL RESOURCE ESTIMATES
In accordance with applicable Canadian securities regulatory requirements, all mineral resource estimates of Silvercorp in this AIF have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”).
Silvercorp uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities under the CIM Guidelines, they are not recognized by the U.S. Securities and Exchange Commission (“SEC”). Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.
1.3 Currency
All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified.
ITEM 2: CORPORATE STRUCTURE
2.1 Names, Address and Incorporation
Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc., under the Company Act (British Columbia), on October 31, 1991. By special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten old for one new basis and altered its Memorandum and Articles of Incorporation by changing its name to SKN Resources Ltd. At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders:
(a)
approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted a new set of Articles which is consistent with the provisions of the Business Corporations Act (British Columbia), including the reduction of the majority required to pass a special resolution from 75% to 66⅔ %; and

(b)
passed a special resolution to change the Company’s name to a name to be determined by the directors of the Company. On May 2, 2005, the Company filed a Notice of Alteration with the Registrar of Companies changing its name from ‘SKN Resources Ltd.’ to ‘Silvercorp Metals Inc.’.

The head office, principal address and registered and records office of the Company is located at 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company is listed on the TSX and NYSE Amex under the symbol “SVM”, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and New Brunswick.

2.2 Intercorporate Relationships
The corporate structure of the Company and its material subsidiaries as at the date of this AIF is as follows:
The Company, through its subsidiaries has acquired a number of mineral property interests in China during the past several years. Each property interest is held through a separate subsidiary company, all of which are incorporated in the British Virgin Islands (“BVI”) as International Business Corporations under the British Virgin Islands International Business Companies Act (Cap. 291).
The Company is the sole shareholder of Fortune Mining Limited, which was incorporated on August 23, 2002, to be the holding company of several other BVI subsidiaries which are parties to agreements relating to mineral properties in China. The following material BVI subsidiary companies are all held 100% by Fortune Mining Limited:
(a)
Victor Mining Ltd. was incorporated on October 23, 2003 and is a party to a cooperative agreement under which it earned its full 77.5% interest in Henan Found Mining Co. Ltd., the Chinese company holding: (i) the Ying silver/lead/zinc project (the “Ying Project”); (ii) the TLP silver/lead project (the “TLP Project”), and (iii) the Luoyang Smelter in the Henan Province.

(b)
Victor Resources Ltd. was incorporated on May 30, 2003 and is a party to a cooperative agreement under which it earned its full 70% interest in Henan Huawei Mining Co. Ltd., the Chinese company holding the Hou Ping Gou project (the “HPG Project”) and the Long Men project (the “LM Project”) in the Henan Province.

(c)
Yangtze Mining Ltd. was incorporated on February 11, 2002 and holds a 95% interest in Anhui Yangtze Mining Co. Ltd., the Chinese company holding silver, lead and zinc exploration permits on the Gaocheng project (the “GC Project”) and Shimentou project (the “SMT Project”) in the Guangdong Province.

The Company’s operations in China are largely conducted through Sino-foreign equity joint ventures, over which the Company has concluded it has control.
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
3.1 Three Year History
Project Development
Silvercorp is engaged in the acquisition, exploration, and development of silver related mineral properties focusing on China. Silvercorp is China’s largest primary silver producer. Currently, the Company is operating and developing four silver/lead/zinc mines in an area encompassing the Ying Project, the HPG Project, the TLP Project and the LM Project (the “Ying Mining District”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively. The Company’s other material property, the GC Project in Guangdong Province, owned through a 95% Chinese subsidiary company, has not reached commercial production and is in the exploration stage.
The year ended March 31, 2009 was Silvercorp’s third consecutive year of production growth with annual production of 4.2 million ounces of silver. The Company also produced 53 million pounds of lead and 13 million pounds of zinc during the same period. During the fiscal period, two new mines, the TLP Project and the LM Project, were put into production. In December 2008, the Company announced that due to decreased commodity prices it would be suspending mining at the TLP Project, HPG Project and LM Project. In light of recent increases in global commodity prices, the Company resumed limited operations at the HPG Project in March 2009 and in May 2009 the Company announced that production at all three projects will be partially resumed within the first quarter of fiscal 2010.
The Company is continuing to actively pursue future growth opportunities by evaluating the acquisition of exploration, development or production assets or the acquisition of or merger with other entities. The Company often engages in discussions with respect to such possible opportunities. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Although the Company may from time to time be a party to a number of letters of intent in respect of certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.
Henan Found Mining Co. Ltd.
Ying Project
On April 12, 2004, the Company, through its wholly owned subsidiary, Victor Mining Ltd. entered into a formal cooperative joint venture contract with Henan Non-Ferrous Geological and Mineral Resources Co. Ltd. (“HGMR”) to acquire up to a 77.5% interest in the five exploration permits comprising the Ying Project. The Company earned its interest in Henan Found Mining Co. Ltd. (“Henan Found”) the joint venture company set up to hold the permits by making capital contributions of $3,670,000 over three years, for a 55% interest in Henan Found and an additional $1,500,000 to HGMR for another 22.5% interest in Henan Found.

On March 30, 2006, Henan Found received a mining permit issued by the Department of Land and Resources of Henan Province, covering 9,945 square kilometres (“km2”) of the SGX area within the Ying Project, where the major exploration effort by the Company has been focused. The permit was issued on the terms applied for, and allows operation of a 198,000 tonne per year underground mine within the permit area to produce silver, lead and zinc ores. The production rate can be increased in the future through amending the existing mining permit when expected resource estimates have been filed with the Department of Land and Resources of Henan.
Upon receiving its mining permit on March 30, 2006, the Company switched its focus at the Ying Project from exploration and development to gradual ramping up to achieve a full mining operation. Mine development and mill construction are financed by cash flow from the operations of the Ying Project.
At the Ying Project, the mill has an operating capacity of 1,000 tonnes per day (“t/d”). In December 2007, Henan Found started the process of constructing a new 1,500 t/d mill and associated tailings dam adjacent to its existing 1,000 t/d mill. The new mill is completed and operational and its total annual milling capacity is expected to be approximately 800,000 tonnes. The estimated capital cost for the new mill was approximately $11 million. Total annual milling capacity is expected to be one million tonnes for fiscal year 2010 (April 1, 2009 to March 31, 2010) and beyond, compared to the previous capacity of approximately 350,000 tonnes.
TLP Project
On December 4, 2007, the Company, through its 77.5% owned joint venture company, Henan Found, agreed to acquire a 100% interest in the silver/lead TLP Project, which operates under a mining permit that covers an area of 3.07 square kilometres and is located 9.5 kilometres east of the SGX mine of the Ying Project and borders the LM Project to the south. In December 2008, the Company announced that due to decreased commodity prices it would be suspending mining at the TLP Project. In light of recent increases in global commodity prices, in May 2009 the Company announced that production at the TLP Project will be partially resumed within the first quarter of fiscal 2010.
NZ Project
In November, 2006, the Company, through its 77.5% owned joint venture company, Henan Found, entered into an agreement with a third party, related by common control, to acquire a 100% interest in the gold/silver NZ Project on its behalf. The Company disposed of its interest in this property during the 2009 fiscal year, realizing a loss of $0.8 million.
Luoyang Smelter
During the fiscal year 2008, the Company’s 77.5% owned joint venture company, Henan Found, entered into a joint venture agreement for a 30% participation interest in Luoyang Yongning Smelting Co. Ltd. (“Yongning”), to custom build a 150,000 tonne per year lead/silver/gold smelter in Luoning County, Luoyang City, Henan Province, China. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business licence was issued.
The proposed smelter is expected to use the SKS lead smelting process that has been highly recommended by the Chinese Government. The smelter will have the first right to purchase, at prevailing market prices, all lead/silver and gold concentrates produced by mines from the participants in the smelter, including Silvercorp’s mines located in the Ying Mining District. The proposed smelter is about 48 km by road from Silvercorp’s newly built mill.

To date, Henan Found has contributed approximately $7.0 million towards the lead smelter joint venture near the Ying Mining District. Given current commodity prices, the Company has notified its joint venture partner that it will not be making further contributions towards the project. The Company’s earned ownership interest will therefore be subject to dilution.
Henan Huawei Mining Co. Ltd.
HPG Project
On March 13, 2006, the Company, through its wholly-owned subsidiary, Victor Resources Ltd., entered into a cooperative joint venture agreement with a private Chinese company to establish Henan Huawei Mining Co. Ltd. (“Henan Huawei”) to acquire a 60% interest in the HPG Project, which is a silver/lead/zinc mine located within the boundaries of the greater Ying Project.
The HPG Project consists of two adjacent mining licenses surrounded by one exploration permit of approximately 6.4 km2 in total within the Ying Project area in Henan, and a 200 tonne per day floatation mill and associated facilities.
On January 15, 2007, the Company received all necessary government approvals, including approval from the Ministry of Commerce of China, to form a joint venture company to explore and develop the HPG Project.
In May 2007, the Company, through Victor Resources Ltd., signed an agreement to purchase an additional 20% interest in Henan Huawei. A 10% interest is held in trust by Silvercorp for a minority shareholder. As a result, Silvercorp owns a 70% interest in Henan Huawei. In December 2008, the Company announced that due to decreased commodity prices it would be suspending mining at the HPG Project.
In light of recent increases in global commodity prices, the Company resumed limited operations at the HPG Project in March 2009 and in May 2009 the Company announced that there would be a resumption of partial production at the HPG Project within the first quarter of fiscal 2010.
LM Project
On November 1, 2007, the Company, through its 70% owned joint venture company, Henan Huawei, acquired a 100% interest in the operating silver/lead/zinc mine at the LM Project, which has a mining permit of 3.07 square kilometres in area and is located just southeast of the Ying Project.
The acquisition of the LM Project has obtained government approval. Production at the LM Project was suspended in late December 2008 and in light of recent increases in global commodity prices, in May 2009 the Company announced that production at the LM Project will be partially resumed within the first quarter of fiscal 2010.
Yangtze Mining Ltd.
GC Project
On April 24, 2008, the Company entered into a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company, to acquire from Yangtze Gold all of the issued shares of Yangtze Mining Ltd. (“Yangtze Mining”). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the GC Project and the SMT Project.

The purchase price for the shares of Yangtze Mining was approximately $60.27 million and was paid 40% in cash and 60% in common shares of the Company. The 60% common share portion of the purchase price was paid by the issuance at the closing of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, being the volume weighted average trading price of the shares of the Company during the 30 calendar days prior to the date of signing this agreement.
Dr. Rui Feng, Chairman and CEO of the Company, is a Director of Yangtze Gold, Yangtze Mining and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction was approved by the independent directors of the Company in accordance with the applicable laws.
For further information regarding the Company’s progress in applying for a mining permit and advancing the project towards production, see “Mineral Properties - GC Project and SMT Project - Exploration and Development”.

Qinghai Found Mining Co. Ltd.
Qinghai Project
In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a joint venture contract with a Chinese party to form Qinghai Found Mining Company Ltd., a Sino-foreign cooperative joint venture company, to explore and develop the Na-Bao silver-polymetalic Project (“Na-Bao Project”) in Qinghai Province, China. After spending approximately $2.0 million of the $8.0 million originally planned for exploration at the Na-Bao Project, the Company has put its efforts on hold. Due to the project’s isolated location, the Company cannot justify continuing its work program given current commodity prices. The Company’s interest in the Na-Bao Project was written off during the 2009 fiscal year.
Recent Financings
On March 11, 2009 the Company closed a bought deal offering of 10,000,000 common shares at a price of CAD$3.10 per share, for aggregate gross proceeds of CAD$31,000,000 and net proceeds, after payment of underwriting fees and expenses, of CAD$29,235,000. The offering was made to a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc., Cormark Securities Inc. and Genuity Capital Markets. The net proceeds from the Offering will be used for potential acquisitions, development, working capital and general corporate purposes, allocation of which will be at the Company’s discretion.
On April 26, 2006, the Company closed a bought deal financing for gross proceeds of CAD$47,773,875. Sprott Securities Inc. and GMP Securities L.P. as co-leader managers and co-bookrunners, together with a syndicate of other dealers including, CIBC World Markets Inc., MGI Securities Inc., Salman Partners Inc. and BMO Nesbitt Burns Inc. (the “Underwriters”), collectively bought 2,501,250 units from the Company at a price of CAD$19.10 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of CAD$24.00 per share for a period of 18 months, expiring on October 26, 2007, which was extended to October 26, 2008. The total units purchased includes 326,250 units issued upon exercise of the Underwriter’s over-allotment option. The net proceeds are being used for general corporate purposes and may be used for potential future acquisitions.
Future Financing
The Company anticipates that it will be able to finance all of its activities with the proceeds from production from the Ying Project, and otherwise from share issuances, interest income and joint ventures. The ability to continue operations is dependent upon the continued financial support of its shareholders, other investors and lenders, together with the successful development of the Company’s interests in mineral properties.
NYSE Amex Listing
At the open of market on February 17, 2009, the Company’s common shares began trading on the NYSE Alternext US (now called NYSE Amex) under the symbol “SVM”.
Normal Course Issuer Bid 2008
On March 20, 2008, the Company announced a normal course issuer bid (the “NCIB”) whereby it intended to acquire up to 2,988,029 Common Shares, being approximately 2% of the Common Shares then outstanding. On October 20, 2008, the Company announced that it had increased the maximum number of Common Shares that it intended to acquire under the NCIB to 10,601,212 Common Shares, being approximately 7.4% of the public float as at the commencement date of the NCIB. The NCIB expired on March 27, 2009. During the term of the NCIB, the Company acquired 2,366,500 Common Shares at an average cost of $4.00 per Common Share through the facilities of the TSX. All Common Shares purchased under the NCIB have been cancelled.

Private Placement With New Pacific Metals Corp.
On March 15, 2007, the Company participated in a private placement by New Pacific Metals Corp. (“NUX”) by acquiring 900,000 units of NUX at CAD$2.50 per unit. Each unit is comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at CAD$3.00 for a period of one year from the closing of the private placement. In February 2008, with the approval of the TSX Venture Exchange, the expiry date of the NUX warrants was extended by one year to March 15, 2009. The Company did not exercise any NUX warrants prior to their expiry date.
Change in Reporting Currency
Effective April 1, 2007, the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. Prior to April 1, 2007, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian dollar (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”. In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.
Donation of RMB¥1.25 million towards the construction of a Youth Center in Luoning County, Henan Province, China
The Company is committed to contributing to the growth and prosperity of communities in which it is active. As part of this commitment, in 2006, Henan Found donated RMB¥1.25 million towards the construction of the Henan Found Youth Recreation and Activity Center, in Luoning County of Henan Province, China.
One of the largest employers and contributors to the local tax base in the county, the Company is committed not only to responsible mining practices but also to making a positive contribution in the communities in which it is active. The Company looks forward to making additional contributions in support of the development of Luoning County as it continues to grow and build on the success of its operations in the area.

Donation of $700,000 to Sichuan Earthquake Relief
The Company, its affiliate New Pacific Metals Corp. and Dr. Rui Feng together donated over $700,000 to provide relief support for the victims of China’s May 12, 2008 earthquake in Sichuan Province, China.
ITEM 4: DESCRIPTION OF THE BUSINESS
4.1 General
Silvercorp’s principal products and source of sales are silver-bearing lead and zinc concentrates and direct smelting ores. In fiscal 2009, the Ying Project accounted for 80% of Silvercorp’s production of concentrates. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.
For each of the Company’s two most recently completed financial years, revenues for each category of products that accounted for 15% or more of total consolidated revenues for the applicable financial year are as follows:

	Years ended March 31,
In 000s’US$	2009	2008
Silver (Ag)	$42,583	$44,678
Lead (Pb)	34,424	48,433

Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.
The mining industry is intensely competitive, and Silvercorp competes with many companies possessing similar or greater financial and technical resources. Silvercorp’s competitive position is largely depended on its high profitability, arising from high grade resource, particularly in the Ying Project, as well as its low production costs compared with other producers throughout the world. Within our local region our competitive advantage arises from the high grade nature of our concentrate and our proximity to local smelters.
For the 2009 fiscal year, Silvercorp did not incur significant environmental related expenditures. As at March 31, 2009, Silvercorp has estimated the aggregate present value of expenditures required for closure and reclamation costs in respect of the Ying Project, TLP Project, LM Project and HPG Project to be approximately $2 million, which is an increase from the estimate of $1.2 million at March 31, 2008. The increase is resulted from the accretion and additional estimated fair value of closure costs at the Company’s producing mines. The Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future. It is difficult to estimate closure and reclamation costs and actual costs may vary, perhaps materially, from estimates and investors are cautioned against attributing undue certainty to these estimates.
For the year ended March 31, 2009, Silvercorp had on average over 700 employees and around 1,500 contractors. The majority of those employees and contractors were working in the Ying Mining District.

In light of recent increases in global commodity prices, the Company has adjusted its Chinese operations strategies accordingly. While maintaining full scale production at the Ying Project, production at the TLP Project, LM Project and HPG Project, which was suspended in late December 2008, will be partially resumed. At the TLP Project, HPG Project and LM Project, the Company will focus on exploration and mine development. The Company resumed limited operations at the HPG Project in March 2009, and mine production at the HPG Project, TLP Project and LM Project is scheduled to be partially resumed in the first quarter of fiscal 2010. Mine production is planned at 120,000 tonnes for the TLP Project and LM Project and 30,000 tonnes for the HPG Project in fiscal 2010. This will yield approximately 1.0 — 1.4 million ounces of silver to bring the total silver production from the Ying Mining District to approximately 4.65 — 5.05 million ounces in fiscal 2010.
Using metal prices in January 2009 and the above production projections, the Company’s mining operations are projected to operate with a gross profit margin of between 55% and 60%, resulting in expected cash flows from operations of $35 million to $40 million. Capital expenditures for fiscal 2010 are budgeted at $16 million for the Ying Mining District, including $11 million for the Ying Project and $5 million for the TLP Project, LM Project and HPG Project.
4.2 Chinese Mining Law
As all of the Company’s properties are located in China, a brief statement on the laws of China as they relate to mining is appropriate. Note that, as laws in China are continually evolving, this is only a generalized statement and is not to be taken as absolutely current or correct. Under the laws of China, mineral resources are owned by the State, and in the past, it has been state-owned enterprises which have been the principal force in the development of mineral resources. A new Mineral Resources Law became effective on January 1, 1997 and three regulations were promulgated on February 12, 1998. The new law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. A mining enterprise may transfer its exploration or mining rights to others, subject to governmental approval. It is now common for foreign companies to form joint ventures with state-owned mining enterprises, with title to the mining rights being transferred to joint venture entities registered in China. This is the case with most of the Company’s mineral property interests.
4.3 Risk Factors
An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following is brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance:
Recent market events and conditions may adversely affect the Company’s business and industry.
Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining house prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence have deteriorated. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource companies such as the Company. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.
In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration- or development-stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.
General economic conditions may adversely effect our growth and profitability.
The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:
•	the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•	the volatility of silver, lead and zinc prices would impact the Company’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.
These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Regulatory Environment in China
The Company conducts operations in China. The laws of China differ significantly from Canada and are subject to change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection, mine safety and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.
Failure to comply with applicable laws and regulations, may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.
New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.
Further, all phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.
Operations and Political Conditions
The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.
Mining operations generally involve a high degree of risk, with hazards such as unusual or unexpected formations or other geological conditions. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, or against which it may elect not to insure. Payment of such liabilities may have a material, adverse effect on the Company’s financial condition. All of the properties in which the Company has an interest are located in foreign jurisdictions, which may have different regulatory and legal standards than those in North America. Even if the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

The majority of the Company’s activities and investments are located in foreign countries. These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.
In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.
The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.
Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.
Economic Factors Affecting the Industry
The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange as quoted at www.shmet.com, while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn, and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places.
Environmental Risks
The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition.
Permits and Licenses
All mineral resources of the Company are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.
Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all. For example, Henan Found is in the process of completing construction of the mine at the Ying Project according to its approved design plan, focusing on completing the connection of three mine shafts for safety reasons. While government authorities allow Henan Found to test run the mill and mine, it is subject to final inspection by authorities for environmental and safety qualifications and it is subject to receiving environmental and safety production permits. The land usage right for Henan Found’s mine and mill has been purchased from the local owners, rezoning of these lands from agricultural to industrial use has been approved by Henan Provincial government, and transfer of the land title to Henan Found’s name has been submitted to the government authorities and is pending final approval.

Feasibility and Engineering Reports
The Company has received a mining permit from the Department of Land and Resources of Henan Province and has commenced mining operations in accordance with the mining permit. The Company has not yet and may not complete a feasibility study or report as would otherwise be performed for a mining property located in North America.
Exploration and Development
The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.
Integration of future acquisitions into existing operations
The Company may make selected acquisitions in the future. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:
•	identifying acquisitions that fit the Company’s business strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.
If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:
•	integrating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.
Acquiring additional businesses or properties could place pressure on the Company’s cash flow if such acquisitions involve cash consideration or existing shareholders may experience dilution if such acquisitions involve share consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.
Calculation of Resources, Reserves and Mineralization and Precious and Base Metal Recovery
Each of the Company’s material properties at present contains resources only, there have been no reserves calculated. There is a degree of uncertainty attributable to the calculation of resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of resources, reserves and mineralization may vary depending on metal prices. Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Title to Properties
While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. The Company’s mineral properties have not been surveyed, and the precise location and extent thereof may be in doubt.
Property Interests
The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods or make certain minimum exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, the Company may lose interest in those projects.
Additional Financing
If the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all.
Competition
The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.
Fluctuating Commodity Prices
The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver and other metals. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, supply and demand, sales by government holders, global or regional consumptive patterns, speculative activities, availability and costs of metal substitutes, and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.
Foreign Exchange Rate Fluctuations
In the past, the Company has raised its equity and maintained its accounts in Canadian dollars but now reports in U.S. dollars. Going forward, operations carried out in non-US currency, including Canadian Dollars or Chinese Renminbi could subject the Company to foreign currency fluctuations that may materially and adversely affect the Company’s financial position.
Fluctuation of Securities Prices
Securities markets experience a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Such fluctuation will affect the price of the Company’s securities.
Insurance
The Company’s mining activities are subject to the risks normally inherent in the industry, including but not limited to environmental hazards, flooding, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation. The Company may become subject to liability which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.
Key Personnel
The Company depends on the services of a number of key personnel, including its directors and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations.
The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.
Conflicts of Interest
Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia), S.B.C. 2002, c.57.

Dependence on Management
The executive directors and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.
Joint Venture Partners
The Company’s interests in various properties may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.
Other Risks and Hazards
The Company’s operations are subject to a number of risks and hazards including:
•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	failure of processing and mining equipment;

•	labour disputes;

•	supply problems and delays;

•	changes in regulatory environment;

•	encountering unusual or unexpected geologic formations or other geological or grade problems;

•	encountering unanticipated ground or water conditions;

•	cave-ins, pit wall failures, flooding, rock bursts and fire;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	uncertainties relating to the interpretation of drill results;

•	inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•	the potential for delays in exploration or the completion of feasibility studies;

•	other acts of God or unfavourable operating conditions.
Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on future cash flow, results of operations and financial condition.

ITEM 5: MINERAL PROPERTIES
The Company has interests in mineral properties located in China. As at March 31, 2009, these properties were carried on the Company’s balance sheet as assets with a book value of approximately $89.5 million. The book value consists of acquisition costs plus cumulative expenditures on properties for which the Company has future exploration plans. The current book value is not necessarily the same as the total expenditures on each property by the Company, as part of the expenditures on some properties have been written down. The book value is also not necessarily the fair market value of the properties.
For the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), the following properties have been determined to be material to the Company as of March 31, 2009:
(a)	The Ying Project, Henan Province, China;

(b)	The HPG Project, Henan Province, China;

(c)	The TLP Project, Henan Province, China;

(d)	The LM Project, Henan Province, China; and

(e)	The GC Project, Guangdong Province, China.
Myles J. Gao, the Company’s President and Chief Operating Officer, is the Company’s qualified person for its Chinese mineral properties. None of the Company’s other mineral property interests are considered material for the purposes of NI 43-101.
The Company’s interest in the Na-Bao Project in the Qinghai Province was written off during the 2009 fiscal year. The Company’s mineral properties in British Columbia and Yunnan Province were written-off in prior years.
5.1 Ying Project and HPG Project
Except as otherwise stated, the information in this section is based on the technical report titled “Technical Report: Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, People’s Republic of China” (the “Ying and HPG Report”) dated August 16, 2007 and prepared by Chris Broili, C.P. and L.P. Geo. and Mel Klohn, L.P. Geo. Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the Ying and HPG Report which is available for review on SEDAR located at www.sedar.com.
Reference to Silvercorp in this section includes reference to Henan Found, the Chinese subsidiary of the Company which holds the Ying Project and to Henan Huawei, the Chinese subsidiary of the Company which holds the HPG Project.
1) Property Description and Location
The Ying silver/lead/zinc project and HPG gold/silver/lead project are located in western Henan Province at latitude 34°07’ to 34°12’ N and longitude 111°14’ to 111°22’ E (Figures 1 & 2).
The Ying project is covered by one mining permit and six exploration permits. HPG is covered by two mining permits and one exploration permit. These permits are as follows:

Permit		Area (km2)
YING PROJECT AREA
1	Mining Permit No. 4100000610045 expires May, 2014 Yuelianggou Ag project	9.95
2	Exploration Permit No. 4100000740232 expired June 19, 2008 Qiaogoubei Ag project(1)	3.55
3	Exploration Permit No. 4100000640561 expired November 2, 2007 Qiaogou Ag project(1)	1.42
4	Exploration Permit No. 0100000730232 expires June 06, 2009 Ximiao-Leileisi Au project.(2)	12.34
5	Exploration Permit No. 0100000520145 expired November 03, 2007 Shagou Ag project(1)	7.10
6	Exploration Permit No. 4100000620073 — Luoning County Sidaogou — Lushi County Lijiagou Ag project(3)	19.70
7	Exploration Permit No. 4100000620377 — Dong Cao Gou Au project(4)	6.39
HPG PROJECT AREA
8	Mining Permit No. 4100000410514 expires April, 2010	0.39
9	Mining Permit No. 4100000620027 expires August, 2015	0.15
10	Exploration Permit No. 4100000520048 expired February 11, 2006(5)	5.86
Mining Total		10.49

Exploration Total		56.36
The following notes were prepared by Mr. Myles J. Gao, P.Geo, President and Chief Operating Officer of Silvercorp, who is a Qualified Person as defined by NI 43-101, and are not based on the disclosure in the Ying and HPG Report:
(1)
This permit has expired but is under a temporary extension of six months (from January 6, 2009) approved by Henan DOLAR. Henan DOLAR has also approved the Company to combine three mine areas with Mining License No. 4100000610045 relating to the Yuelianggou mine to an integrated mining area and to apply for an integrated mining licence.

(2)	This permit remains valid. A renewal application has been submitted to China MOLAR.

(3)	This permit was extended and now expires on January 28, 2011.

(4)	This permit was extended and now expires on August 12, 2009.

(5)	This permit remains valid. The Company has applied for a Mining Area Permit from Henan DOLAR.

The existing permits cover all of the target areas outlined in the Ying and HPG Report.
Exploration permits can be renewed by the payment of further rental fees. Surface rights for mining purposes are not included in the permits but can be acquired by payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work. The exploration permits give the right to carry out all the exploration presently contemplated and no additional permitting is required.
There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (processing plant, waste disposal, office and accommodations).

Xiaoqinling
Gold Belt
Yellow River
Zhengzhou
Luoyang
Luo-He River
Luoning
Ruyang
Lushi
Qinling Orogenic Belt
Ying & HPG
Mine projects
N
SCALE
0 10 20KM
Neixiang
Nanyang
111°
112°
113°
34°
33°
Beijing
People's Republic
of China
Henan
Henan

LEGEND

- Cenozoic Erathem
- Cretaceous
- Jurassic
- Triassic
- Early Paleozoic
- Late Paleozoic
- Early Paleozoic - Late Paleozoic
- Early Proterozoic
- Early Proterozoic - Middle Proterozoic
- Middle Proterozoic
- Late Proterozoic
- Archean
- Felsic Intrusive
- Intermediate intrusive
- Mafic Instrusive

Figure 1

SILVERCORP Metals Inc.

YING & HPG PROJECTS
HENAN CHINA

GEOLOGY AND LOCATION MAP OF WESTERN HENAN

Drafted by Bei | August 2007

Figure 1: Geology and Location Map of Western Henan

Figure 2: Project and Mill Location

Property Geology and Vein Locations

19524000 mE
19526000 mE
19528000 mE
19530000 mE
19532000 mE
19534000 mE
3784000 mN
3782000 mN
3780000 mN
N
SCALE
0
1
2km
SGX AREA
XM
RHW
HPG Project
HPG Mining Permits
HPG Exploration Permit
Ying Silver Mining Permit
HZG Camp
TLP Silver Mine (150 million ounces)
Legend
Quaternary
Tertiary
Proterozoic
Archean
Amphibolite
Quartz vein
Breccia
Diorite
Gabbro
Granite
Fault
Mineralized vein
Other permit
SilverCorp permit
Figure 3
SILVERCORP Metals Inc.
YING & HPG PROJECTS HENAN CHINA
Property Geology and Vein Locations
Drafted by: Bei
August 2007

Figure 3: Property Geology and Vein Locations

2) Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Ying and HPG projects are about 240 km west-southwest of Zhengzhou (pop. 7.0 million), the capital city of Henan Province, and 80 km west of Luoyang (pop. 1.4 million), the nearest major city (Figure 1). Both of these cities are served by airlines with regular flights to Beijing and other major population centers. The nearest small city to the Ying project is Luoning (pop. 80,000+), about 40 km by paved roads from the Ying mill site in the central part of the Project. The mill site is about 15 km by paved road from the Guxian Reservoir, and the Project’s main exploration-development camp, the SGX Camp, is accessed via a 30-minute ferry ride across the Reservoir.
Much of the project area is rugged, deeply dissected mountainous terrain with elevations ranging from 300 to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25°, and the rock exposures on these hillsides range from fair to good. Almost all of the mineralization and significant geochemical and geophysical anomalies were discovered on the hillsides.
The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10° C to 38° C and annual average of 15° C. The annual precipitation averages 900 mm, mostly occurring in the July to September rainy season and supplemented by snow and frost occurring from November to March.
The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.
There are major power grids adjacent to the property and a power line extends to the SGX area. Adjacent to the SGX property is a hydropower generating station at the dam that forms the Guxian Reservoir (Figure 2). This reservoir is on the Luo River, a tributary to the Yellow River. Sufficient manpower is available to serve most exploration or mining operations.
3) History
Silver/lead/zinc/gold mineralization in the Ying and HPG project areas has been known and intermittently mined for at least the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government.
The rest of this history section was prepared by Chris Broili, C.P. and L.P. Geo., who is a Qualified Person as defined by NI 43-101, and is not based on the disclosure in the Ying and HPG Report.
Recent activity at Ying is fairly well documented from 1956:
Pre-1956: Occasional production of lead and silver from small underground mines by local people.
1956-1980: 1:200,000 scale geological mapping that covered the project areas by Henan Bureau of Geology and Mineral Resource geologic team.
1967: Airborne magnetic survey of southwestern Henan province (the largest airborne survey in this area) was conducted of the Ministry of Geology of China.
1984: Compiled and published data (four publications) concerning mineralization in the district by the Henan Geological Exploration Corp. of Metallurgy.
1991-1993: 1:50,000 scale stream sediment geochemical survey covering a 9,680 km2 in southwestern Henan province including the project area was done by the No.5 Geological Team of the Henan Bureau of Non-ferrous Metals Geology and Mineral Resources (HBMG&MR).

1991-1995: 1:50,000 scale map of mineral occurrences was compiled by the Geological Institute of Henan Bureau of Geology and Mineral Resources and HBMG&MR. The focus of the investigations was on silver, gold and a multitude of other metals.
Since 1996: No.1 Geological Teams of the HBMG&MR and Geological Institute of Henan Bureau of Geology and Mineral Resources completed geological exploration work and discovered more mineral occurrences in the area.
2000-2002: No. 1 Geological Team of the HBMG&MR conducted 1:25,000 stream geochemical survey, 1:10,000 Induced Polarization (IP) survey, 1:5000 IP profile, 1:10,000 & 1:000 geologic mapping, 1:10,000, 1:5000, 1:2000 and 1:1000 geologic cross-sections, made trenches and tunnels, collected 2965 samples for assay, also rock geochemistry, thin sections, specific gravity.
2003: 1:10,000 geologic mapping, 1:2,000 geologic mapping of mineralized veins, local IP survey, finished trenches and tunnels, commenced drilling, did an engineering survey.
2003: Drilled 2 holes totalling 681.4 meters on grid line 8 to intercept the #14 vein. Intersected the projected veins for 2.5 meters of alteration, with horizontal width 1.08 meters at an elevation of 360 meters. Reported results were Silver 496g/t, 9.84% Pb and 1.1 % Zn indicating the mineralized zone extends down dip for 400 meters. Another hole on grid line 0 was to intercept the #8 vein, but was stopped at 460 meters elevation because the footage exceeded the budget.
2003-2004: HPGGB completed a resource estimate on the Ying project in late 2003.

4) Geology
a) Regional and Local Geology
The Ying and HPG Projects are within a major west-northwest trending ancient mountain belt known as the Qinling orogenic belt (Figure 1). More than 300 km long, the belt was formed at the joining of two major crustal tectonic plates when these plates collided in Paleozoic time. The tectonic plate to the north, which covers all of Henan Province, is the North China Precambrian plate; the plate on the south, which covers the south half of Hubei Province, Henan’s southern neighbor, is the Yangtze plate. The rocks along this crustal join, which forms the Qinling orogenic belt, are severely folded and broken by many faults, offering optimal structural conditions for the emplacement of a myriad of mineral deposits, and several operating silver/lead/zinc, in addition to Ying, occur along this belt.
The basement beneath the Qinling orogenic belt consists of highly metamorphosed rock units of Archean-age belonging to the North China Precambrian tectonic plate. The basement consists predominantly of felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The Qinling belt itself is comprised largely of Proterozoic- to Paleozoic-aged sequences of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The Qinling rock units have all been weakly metamorphosed to lower greenschist facies, with local areas of stronger metamorphism to lower amphibolite facies. The metamorphosed Qinling belt and Archean basement rocks are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites which are capped locally by sandstone-conglomerate sequences. Major intrusives consist of mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages.
The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults which were generated when the two major tectonic plates collided in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement and sets of conjugate shear structures that trend either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km orogenic belt. At least three important north-northeast trending mineralized fault sets are recognized in the Ying project area: 1) Heigou-Luan-Weimosi, deeply seated fault zone, 2) Waxuezi-Qiaoduan fault zone, and 3) Zhuyangguan-Xiaguan fault zone.

b) Property Geology
The Ying and HPG Projects are underlain by a highly metamorphosed basement of Archean-age, rocks, mainly mafic to felsic gneisses formed from mafic to felsic volcanic and sedimentary rock units (Figure 2). The lowest part of the basement gneiss sequence is about 1 km thick and comprised of mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30o to 60o southeast. This sequence is overlain by a much thicker sequence of thin-bedded quartzo-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the northeast and southwest.
The basement rocks are locally intruded by small granite porphyry stocks of Proterozoic to Paleozoic age and are extensively cut by northeast-trending, high-angle, mostly west-dipping conjugate faults. These faults are sometimes filled with younger andesitic to basaltic diabase dikes, resulting in dike swarms. Continued movement on these same faults has provided openings which are sites for all of the important silver/lead/zinc mineralization in the Project area.
5) Exploration
From 2004 to March 2005, Silvercorp expanded underground workings on five of the veins in the SGX area. Their work during this period consisted of the following:
a)	tunnel enlarging: 1,271 m

b)	declines: 298 m

c)	undercut drifting: 1,897 m

d)	main tunnel: 497 m

e)	raise: 200 m

f)	ventilation raise: 102 m

g)	underground drilling: 15 holes for 1,376 m

h)	sampling and metallurgical work
From March 2005 to April 2006, Silvercorp continued to expand underground workings in the SGX area, extending their underground exploration to include 14 veins. In addition, reconnaissance exploration was initiated in other areas outside the SGX area. Work conducted during this period consisted of the following:
a)	tunnel enlarging: 1,467 m

b)	declines: 817 m

c)	undercut drifting: 18,888 m

d)	main tunnel: 5,216 m

e)	raise: 2,569 m

f)	ventilation raise: 85 m

g)	shaft: 658 m

h)	underground drilling: 79 holes for 12,488 m

i)	surface drilling: 12 holes for 5,209 m

j)	sampling and metallurgical work
On March 30, 2006, Silvercorp was issued a mining permit for the SGX area. A third of the 27,574 m of the underground workings completed since 2004 were mine development workings sufficient to immediately support production in 10 of 20 stopes on 7 different veins.
As of May 2006, 16 shrinkage stopes were being mined, 4 additional stopes were planned and 3 hoist-equipped shafts were being sunk at the Ying mine.
Starting in 2006, Silvercorp focused detailed exploration-development activities on three separate target areas: SGX, HZG and HPG.

The exploration work completed by Silvercorp from May 2006 to June 2007 in these three areas is summarized as follows.
SGX Area — Underground exploration-development activities in the SGX area included expanding the workings on 18 veins. Work accomplished during this period includes:
a)	tunnel enlarging: 0 m

b)	declines: 940 m

c)	undercut drifting: 16,450 m

d)	main tunnel: 680 m

e)	raise: 1,593 m

f)	ventilation raise: 1,077 m

g)	shaft: 717 m

h)	underground drilling: 134 holes for 44,143 m

i)	surface drilling: 18 holes for 8,260 m

j)	sampling and metallurgical work
HZG Area — Surface mapping and sampling were started on the HZG veins (south of SGX). Many of the altered structures and veins identified by this work were subsequently tested by drilling or extending the underground workings on 4 veins. A summary listing of this work is as follows:
a)	tunnel enlarging: 139 m

b)	declines: 117 m

c)	undercut drifting: 2,093 m

d)	main tunnel: 1,236 m

e)	raise: 17 m

f)	ventilation raise: 0 m

g)	shaft: 0 m

h)	underground drilling: 2 holes for 329 m

i)	surface drilling: 18 holes for 6,017 m

j)	sampling and metallurgical work
HPG Area — Some surface mapping and sampling was also done in the HPG area. Altered structures and veins were subsequently tested by drilling or extending the underground workings on 7 veins. A summary listing of this work is as follows:
a)	tunnel enlarging: 0 m

b)	declines: 0 m

c)	undercut drifting: 2,740 m

d)	main tunnel: 1,523 m

e)	raise: 201 m

f)	ventilation raise: 0 m

g)	shaft: 0 m

h)	underground drilling: 0 holes for 0 m

i)	surface drilling: 2 holes for 760 m

j)	sampling and metallurgical work

Reconnaissance exploration in new areas on the Ying Project
More recent surface exploration has focused on two nearby areas: (1) the XM area, immediately northwest of the HPG area and 3.5 km northeast of SGX camp, and (2) the RHW area adjacent to the northeast boundary of the Ying project, about 10 km northeast of the main SGX camp.
XM Area
The XM area is underlain by Archean gneiss intruded by Proterozoic diabase dikes and Mesozoic granite porphyry stocks (Figure 3). A thrust fault along the north flank of the area separates a footwall of Archean gneiss from a hanging wall of Proterozoic andesite. Soil geochemistry has outlined a north-northeast trending Au-Ag-Pb-Zn anomaly about 0.3 km2 in size. Three high-grade Au-Ag-Pb-Zn veins (H15, H17, and H32) that extend from the HPG area into the XM area are considered prime exploration targets.
Since 2004, Silvercorp has completed 3 km2 geologic mapping at 1:10,000 scale, 42 m of trenching, 630 m of tunnelling, 479 m of drilling (2 holes), and collected 299 samples in the XM area. This work has identified 16 quartz-pyrite veins trending northeast or north-south and ranging from 70 to 1,200 m in length and 0.2 to 26.8 m in width. The most significant veins are X1, X8, and X11, which is the northern extension of the H32 vein from the HPG mine. Drill hole ZK001 intersected a 12.6 m wide zone of quartz-pyrite with anomalous gold and silver.
Tunnel sampling and drilling have examined two veins, X1 and X11, across true widths of 0.38 to 1.05 m containing 11.1 to 59.9 g/t silver, 0.20 to 1.90 g/t gold, occasional high lead values up to 4.90% and sparse zinc. The X1 vein was sampled from several different underground tunnels scattered along 553m of strike between the 697 and 744 m levels and the X11 vein was sampled at the 750m level along 29 m of strike.
RHW Area
The RHW area includes 6.39 km2 of very rugged, forested hills (Figure 3). Previous surface mapping, trenching and limited tunnelling by the Henan Non-ferrous Metals Geological Bureau defined five NE-trending mineralized veins and one N-S mineralized vein. The veins range from 460 to 3,600 m in length and are 0.3 to 2.0 m wide. The best sample interval was cut on vein C8 over a 1.5m width containing 1,161 g/t silver, 1.15 g/t gold, and 6.06% lead.
In October 2006, Silvercorp started the following exploration:
(a)	0.3 km2 of surface geological mapping at 1:10,000 scale,

(b)	1,496 m of underground geological mapping and sampling (66 samples) in artisanal tunnels,

(c)	drilled 7 diamond core holes (1,981 m) resulting in 205 core samples.

Dimension and characteristics of the 5 veins are described as follows:

		Strike		Dip		True
	Strike	Length	Dip	Depth	Dip	Width	Ag	Pb	Zn	Au
Vein#	Direction	(m)	Direction	(m)	Angles	(m)	(g/t)	(%)	(%)	(g/t)	Cu (%)
C4	NE	3600	NW	To be explored	55-75	0.5-2.0	30-728	0.14-7.11	n/a	0.11-12.05	n/a
C6	NE	500	NW	To be explored	65-75	0.50-1	1-6	0.02-0.35	n/a	0.1-0.23	n/a
C8	NE	1800	NW	>200	40-70	0.1-1.5	1-1161	0.21-8.33	0.20-1.16	0-24.3	0.01-2.53
C9	NS	650	W	>300	25-65	0.4-0.8	1- 152	<0.78	0.01-1.09	0-14.35	n/a
C10	EW	>1700	N	>50	10-30	5-30	1-15	<0.1	<0.1	0.34-1.53	n/a
Extensive exploration was initiated on the C8 and C9 veins. The C8 vein was defined by 3 drill holes and the mapping and sampling of 5 artisanal tunnels. Drilling and tunnel sample assays are listed in the tables below. Assay results for hole ZK002 are pending, however 0.10 m (true thickness) of massive galena was intersected in this hole.
Tunnel and drilling found C8 vein has over 1000 m strike ranging from 0.1 to 0.5 m wide with up to 490 g/t Ag, 8.3% Pb, 2.9% Zn, 2.5% Cu and 24.3 g/t Au.
In addition to surface trenching, the C9 vein was further defined by 2 diamond drill holes and by mapping and sampling artisanal tunnels on three levels (841 m, 833 m, 800 m). Several old stopes up to 20 m high and 169 m long were encountered on the 641 m and 833 m levels. Tunnel and drilling found the C9 vein has over 200 m strike ranging from 0.2 to 1.0 m wide with up to 152 g/t Ag, 8.7% Pb, 4.1% Zn and 14.4 g/t Au.
6) Mineralization
The 53-square kilometre Ying and HPG project blocks are crossed by a myriad of mesothermal silver/lead/zinc-gold rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Precambrian gneiss and greenstone (Figure 3). To date, Silvercorp’s exploration-development activities have focused on three target areas at Ying:
•	SGX — a 9 km2 area immediately south of the Guxia Reservoir,

•	HPG — a 6 km2 area east of the SGX area, and

•	HZG — a 2 km2 area adjoining the SGX area on the south.
Of these three target areas, the SGX area has received the most attention. At least 28 mineralized vein structures have been identified and mapped in the SGX area to date, and resources have been defined in 18 of these. Additionally more than 20 mineralized veins have been identified in the HPG area and resources have been defined in 7 of these. New resources have also been defined in 4 veins in the HZG area. Because none of the current three target areas have yet been fully explored, it is quite likely that continuing work in these areas will find new veins as well as new mineralized shoots in known veins. Future work will almost certainly find new veins in these areas and continue to find new shoots in the already known veins. Further, these three target areas together comprise only a small part of the large Ying project block; it is likely that exploration will find other important new target areas with mineralized vein systems elsewhere on the block.

Structurally, the Ying-HPG vein systems all appear to be generally similar, occupying steeply-dipping fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely east-west (Figure 3). The structures extend for hundreds to a few thousand meters along strike and are often filled by altered andesite or diabase dikes together with quartz-carbonate veins, or are mapped as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. At the surface, a third to half of the exposed structures are conspicuously mineralized as well as altered.
The veins occur as steeply-dipping, narrow, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken abruptly, from a few centimetres up to a few meters in width, in classic “pinch and swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation. The dilation zones (swells) are often sites of high-grade pockets or “ore shoots”. At Ying, these “ore shoots” range from 30 m to 60 m or more in vertical and horizontal dimensions over vein widths ranging from 0.4 m to 3.0 m. Commonly the vertical dimension of the Ying Project shoots is greater — often twice or more — than the horizontal dimension. In long-sections constructed along the veins, many of these shoots are seen to have a steep, non-vertical rake.
Although veins in each of the three target areas in the Ying and HPG projects are structurally similar, there are differences in the mineralization observed in each area. The mineral differences between the areas are due possibly to different generations of mineralization or are the results of district-wide mineral zonation at different levels of exposure; analogous perhaps to broad-scale zonation patterns observed in other mesothermal silver/lead/zinc districts such as the Coeur d’Alene district, U.S.A.
SGX Area
The SGX area is the most extensively explored target area to date with at least 28 veins identified to date and high-grade mineralization currently defined in 18 of these veins. Sampling in exploration and development workings at various levels in these mineralized vein structures indicates that approximately 27 percent of the material filling these veins is highly mineralized, ranging from 0.2 m to more than 1 m in width (average 0.4 m) and containing an average of about 25% galena and 12% sphalerite. Other metallic minerals present in much smaller amounts include pyrite, chalcopyrite and hematite, with very sparse amounts of wire silver, silver-bearing sulfosalts (mainly the mineral pyrargyrite), silver-bearing tetrahedrite (known as “freibergite”) and possibly acanthite (a silver sulfide).
The metallic minerals are confined to the veins, occurring as massive accumulations or as disseminations. Much of the galena in the SGX veins occurs in massive tabular lenses consisting of coarse crystalline aggregates to fine, granular “steel galena”. These bodies can be up to 1 meter thick and 100 m or more in vertical and horizontal dimensions. Sphalerite consists of the dark-colored, iron-bearing variety (also known as “blackjack” sphalerite) and occurs as coarse bands or aggregates with the galena. Alternating bands of galena, sphalerite, pyrite and quartz are common near the vein margins.
Most of the silver in the SGX veins is probably present as microscopic inclusions in the galena. Silver occurs at a reasonably consistent ratio with lead, ranging from 45 to 65 grams silver (1.4 to 2.1 troy ounces) for each percent lead. Ag:Pb and Zn:Pb metal ratios using tonnes contained metal and calculated as (Ag*100)/((Ag*100)+Pb) and Pb/(Pb+Zn), in the SGX veins are 0.36 and 0.74, respectively, very close to the Coeur d’Alene ratios of 0.29 and 0.72, and generally within the 0.22-0.63 and 0.51-0.72 ratio ranges considered to be characteristic of the silver/lead/zinc vein deposit model summarized previously in this report (Beaudoin and Sangster, 1992).
Several shoots in some of the SGX veins contain from 92 to 165 grams silver for each percent lead, much greater amounts of silver relative to lead than the usual range noted above for SGX veins. Much of the silver in these shoots may possibly be carried as a silver-rich, non-lead-bearing mineral such as freibergite, which is a dark-colored metallic mineral that could easily be hidden within metallic granular masses of galena. Not surprisingly, these same shoots contain up to several percent of potentially valuable copper, which is a major constituent of freibergite. Exploration in the SGX veins to date has found very little gold except for the short S7-2 vein in the eastern part of the target area which contains from 4.4 to 8.9 g/t gold, but very little silver, lead or zinc.

Gangue in the SGX vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite in contrast to siderite which is the most common carbonate gangue mineral in many mesothermal silver/lead/zinc districts. In the Coeur d’Alene district, for example, siderite is closely associated with the sulfide ore minerals, ankerite occurs farther away from the ore, and calcite is present as a distal carbonate mineral.
Wall rock alteration commonly consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification and ankerite on fractures. There is also some retrograde alteration, expressed as epidote along fractures. The vein systems appear to persist or even strengthen at depth with many veins exposed in the underground workings often significantly richer in silver/lead/zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or, more likely, is zoned and becomes richer at depth.
HPG Area
More than 20 mineralized veins have been identified in the HPG area. To date, Silvercorp has defined low-grade resources in 7 of these veins. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.2 m to 5.2 m in width, averaging 0.96 m.
The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous boxwork lattice textures resulting from the leaching and oxidation of sulfide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulfide minerals are mixed with secondary oxide minerals in the vein, with sulfides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulfides are present with little or no oxidation.
The dominant sulfides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, bornite and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include quartz, sericite and carbonate, occurring as dolomite and calcite with some ankerite.
Most of the HPG veins contain significant amounts of gold, often 1.0 to 4.0 g/t Au or more over widths up to 1 meter, distinctly more than veins typical of the other two Ying target areas. The HPG veins, which trend northeast-southwest, are crossed by a 1-km long, northwest-southeast trending breccia body which caps a ridge across the vein trend. The breccia locally carries from 1.86 to 2.77 g/t gold over widths of 3.0 to 7.5 m. Additionally, strongly anomalous amounts of gold (up to 30 g/t gold over 2.5 m widths) are locally associated with a several-kilometre long north-south diabase dike that lies just south of the principal HPG vein swarm.
Alteration minerals associated the HPG vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

HZG Area
In the HZG area, 4 mineralized veins have been identified to date. The mineralization comprises from 14 to 23% of these veins over widths ranging from 0.3 to 0.8 m, averaging 0.78 m. The HZG veins contain distinctly more copper than the veins of the other two Ying target areas, with the largest vein yet defined at HZG, the HZ20 vein, containing an average of 1.19% copper, carried mostly in chalcopyrite and tetrahedrite. The tetrahedrite occurs commonly as lensoidal masses, probably filled tension gashes, which are distributed in relay-like fashion near the vein margins and in ladder-like fashion in the center of the vein. Chalcopyrite is present as disseminated crystals in the gangue and in the tetrahedrite. Other sulfides include galena (up to several percent locally) and pyrite.
The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite (a chrome-bearing muscovite). Fuchsite is especially abundant near the vein margins. The contact of the vein with wallrocks is sharp and marked by shearing and gouge. The most distinctive feature of alteration in the HZG veins compared with veins in the SGX and HPG areas is the presence of fuchsite, which is common in many greenstone-related, mesothermal gold districts.
7) Drilling
The third phase program focused on underground exploration-development in three Ying and HPG target areas and in constructing the new Ying mill.
Exploration has extended to the south of SGX into the HZG area and to the east of SGX into the HPG area. The HZG area consists of additional parallel westerly dipping veins located east of the SGX S8 vein, which is the easternmost major vein in the SGX area. The HPG area consists of parallel westerly dipping veins located east of the SGX S8 vein. These veins might be extensions of the HZG veins from the southwest, but because they are 4 to 5 km away the connection between the two areas is tenuous at this time. The HPG area is apparently richer in gold than the SGX and HZG areas, and the HZG area appears to be richer in copper than the SGX or HPG areas.
SGX Area
S2 and S2E Veins — A 41m long section of raise was completed on the S2 and S2E veins from the 460m level through access tunnel CM103. The S2 vein was intersected with 3 drill holes (ZK1007, ZK1207, and ZK0606) and significant Ag-Pb-Zn mineralization was encountered at levels 442m, 463m, and 483m. Massive galena was cut in the S2E vein in hole ZK1807 at the 357m level.
S4 Vein — No significant new drilling or tunnelling was done on this vein.
S5, S8-2 and S21W Veins — Minor tunnelling and drilling defined some small resources on these veins.
S6 Vein — Significant resources were added by tunnelling on the 480m level from the CM102 access tunnel.
S7 Vein — Significant resources were added by underground drilling and tunnelling.
S7-1 Vein — Explored by tunnelling at the 600m and 560m levels through main access tunnels PD700 and CM103. More than 82 m of massive galena is exposed in a 110 m drift on the 600m level, and a 126 m drift on the 560m level exposes 76 m of massive galena. Three drill holes (ZK14A02, ZK5105, and ZK5504) hit significant Ag-Pb-Zn mineralization at the 393, 468 and 482m levels, which extends significantly the down-dip extension of the vein.

S7-3 Vein — This vein does not crop out at the surface. It was discovered by tunnelling and surface drilling and has not yet been fully defined. It splays off the S7-1 vein a few meters east and extends NE with a 65 to 80° SW dip. A drift along the vein exposes more than 42 m of continuous massive galena. Three surface drill holes intersect the vein with one hole hitting 0.37 m of massive galena grading 2,711 g/t Ag, 23.03% Pb, and 13.18% Zn at the 374m level. Another hole hit a 1.35 m wide shear zone on level 186 m, which indicates the vein may extend at least 400 m deeper.
S8 Vein — 989 m of tunnelling was completed, including: 6 raises totalling 162 m; 131 m of drift on the 705m level in tunnel CM104; 292 m of drift on the 640m level in CM101; 58 m of drift on the 600m level in PD66; and 346 m of drift on the 510m level in YPD01 at the YLG camp,
S8E Vein — This vein, a splay immediately east of the S8 vein, extends more than 400 m NE-SW along strike and dips both SE and NE. It is delineated with a total of 52 m of raises, 50 m of crosscuts, and 540 m of drifting on the 640m and 700m levels through the CM101 and CM104 tunnels.
S14 Vein — An 82 m drift and two raises totaling 100 m were completed from the 480m level through the main CM102 access tunnel. Tunneling along the vein to the south at this has exposed more massive galena which suggests that the mineralization may continue even further south.
Diamond drilling has extended the mineralized portion of the S14 vein and is expected to upgrade a large portion of the existing Inferred resources to Indicated and to add more Inferred resources. Drill hole ZK814 is noteworthy, cutting cut two additional veins (S14-2 and S14-3) which contain up to 1,314 g/t equivalent silver less than 10 m east of the S14 vein. The full extents of these new veins have yet to be defined. A total of 22 holes (5,735 m) have been completed on the S14 vein of which 16 have intersected more than 100 g/t equivalent-silver. Ten holes hit massive galena over core lengths of 0.30 to 1.15 m — a drill success rate of almost 50%. These holes were drilled on 50 X 80 m spacings from the 268m to 444m levels between grid sections 0 to 18.
S16E Vein — 371m of tunnelling was completed at four levels: 79m on the 680m level from PD680, 47 m on the 640m level from CM101, 11 m on the 570m level and 206m on the 534m level 534 through CM102. A 29 m raise was driven on the 570m level from CM102. Massive galen is exposed in the drift on the 534m level and in the raise.
S16E1 Vein — The S16E1 vein splays east off the S16E vein. It was discovered by underground drilling and has been defined by drilling and by tunnelling through access tunnel CM102. Seven drill holes and tunnelling on three different levels indicate the vein extends for more than 200 m both along strike and to depth.
S16E2 Vein — Located 7 to 8 m east of the S16E1 vein, the S16E2 vein is a splay off the S16E vein and extends for 200m along strike. The vein was intersected by a crosscut from CM102 on the 610m level and followed by an 18 m drift. Drill hole ZK133 intersected the vein at the 573m level.
S16E3 Vein — The S16E3 vein, a splay to the west off the S16E vein, extends for more than 150m NE along strike and for more than 80 m down dip (55 to 70° SW).
S16W Vein — The S16W vein was explored by 227 m of drifts on four levels (680m, 650m, 570m, and 534m), 141 m of crosscuts, and 141 m of raises. The majority of the drift on the 534m level and all five raises contain from 0.1 to 2.6 m (true width) of massive galena.
S16W1 Vein — Explored on the 680m and 534m levels, with 84 m of drift, 32 m of raise, and 33 m of crosscutting completed on the 680m level. Massive galena is exposed in drawpoints developed on the 534m level in access tunnel CM102.

S21 Vein — Additional high-grade massive galena was found with drilling and tunnelling on the S21 vein. The vein has now been mapped for 1,500 meters at the surface. Tunnelling and drilling is focused on a 1,000-m long x 500-m high section of the vein. Tunnels have been completed on levels 680m, 640m, 580m, and 560m through the main access tunnels CM101, CM102, CM103, and PD680 (SGX camp) and YPD01 (YLG camp). Access tunnels include 1,434 m of drifts along the vein, 332 m of cross-cuts, and 86 m of raises. Tunnelling and drilling have defined 4 massive galena bodies 0.20 to 1.43 m wide, 25 to 256 m long and extending 170 to 450 m down dip.
Significant assay results from the new tunnels and the 15 drill holes completed August through December, 2006, include:
•	6,823 g/t silver (=219 oz/t silver) with 36.58% lead and 19.94% zinc over a true width of 0.7m were intersected in a raise on the 699m level,

•	993 g/t (31.92 oz/t) silver, 71.19% lead, and 3.20% zinc were intersected over 0.35 m (core length) of massive galena in drill hole ZK6006 at the 299m level

•	1,585 g/t (50.96 oz/t) silver, 47.51% lead and 10.8% zinc were intersected over 0.55 m (core length) of massive galena in drill hole ZK7406 at the 543m level.
HZG area
HZ10 Vein — Mapped at the surface and in underground workings, the HZ10 vein extends for 600m north-south along strike and dips 65 to 89° east. A surface drill hole (ZK1290) intersected the vein on the level 567 m level, indicating that the vein extends at least 210 m down-dip.
HZ12 Vein — This vein, located approximately 150 m southeast of the HZ10 vein, extends for northeast along strike for more than 225 m and extends steeply down-dip to the SE for more than 107 m. A surface drill hole (ZK13503) hit the vein on the 693m level, intersecting 0.4 m (apparent thickness) of 312 g/t (10.03 oz/t) silver, 0.33% lead and 0.22% zinc.
HZ20 Vein — Located approximately 800 m east of the HZ10 vein, HZ20 is the most significant vein yet discovered in the HZG area. It has been defined by 22 drill holes from the surface and 3 underground drill holes and extends north-south for more than 1845 m along strike and dips dipping steeply east to a depth of more than 300 m. Eight surface drill holes have intersected significant silver/lead/copper mineralization from levels 600 to 780 m over true widths of 0.20 to 2.22 m. Tunnels on levels 840 m and 890 m also intersect the vein. Two mineralized zones have been defined by drilling and tunnelling. The first zone is 85 m long, 310 m deep, and 1.39 m wide and averages 385 g/t Ag, 0.14% Pb, 0.32% Zn, and 1.11% Cu. The second zone extends 290 m along strike, 230 m down dip, is 0.31 m thick and averages 1107 g/t Ag, 3.03% Pb, 0.47% Zn, 1.25% Cu.
HZ22 Vein — More than 900 m of vein, striking north-northeast and dipping east-southeast at 60 to 70°, have been delineated by surface mapping. The vein is 860 m southeast of the HZ10 vein is sub-parallel to the HZ20 vein. Its width ranges from 0.4 to 1.2 m.

HPG Area
Exploration activities on this property have focused on the most easily accessible veins such as H15 and H17. Exploration and mine development utilize 10 main access tunnels — PD2, PD3, PD630, PD638, PD698, PD720, HPD29, HPD30, HPD640, and HPD850. Most of the exploration-development work has used the PD3 access tunnel which has 4 declines from the 600m level to the 340m level. 2,445 m of exploration tunnels and 4 surface drill holes (750 m) had been completed by May 25, 2007, resulting in the discovery of several new ore shoot. Significant assay results from the tunnelling are:
•	m (true width) with 1.15 g/t gold, 120 g/t silver and 13.80% lead in a tunnel in the H15 vein on the 420m level;

•	0.4 (true width) of massive galena containing 5.03 g/t gold, 766 g/t silver and 17.23% lead in a tunnel on the H15-1 vein on the 735m level;

•
2.5 m (true width) of massive galena containing 1.03 g/t gold, 415 g/t silver and 50.89% lead and 4.4 m (true width) with 3.37 g/t gold, 176 g/t silver, 7.86% lead and 1.49% zinc in the H17 vein on the 360m level;

•	0.25 m (true width) with 125 g/t silver, 26.19% lead and 1.28% zinc in a tunnel in the H32 vein on the 688m level.
H5 Vein — The H5 vein trends NE, dips steeply NW and has been mapped for about 480 m at the surface with widths ranging from 0.25 to 1.70 m. It has been explored by 171 m of tunnels completed from the 460m level through the main access tunnel PD3.
H12 Vein — Tunnels on the 645m level found a thin vein with a small resource.
H15 Vein — 427 m of tunnels have been completed through main access tunnels PD3, PD630, and PD698. Significant Au, Ag, Pb and Zn mineralization having a true width of 1.4 m is exposed in 113 m of drift in the PD3 tunnel at the 432m level. The vein has also been intersected by cross-cut tunnels on the 630m and 698m levels.
H15-1 Vein — Gold/silver/lead mineralization extends NE more than 340 m along strike and dips 70° NW. Exploration includes 129 m of drift along PD720 at the 720m level and 17.4 m of drift through PD630 at the 630m level.
H17 Vein — 422 m of tunnels have been completed through the PD3 access tunnel on the 460m, 380m and 340m levels. Significant Au-Ag-Pb-Zn mineralization including massive galena has been intersected, including 4.4 m (true width) of high-grade containing 3.37 g/t gold, 176 g/t silver, 7.86% lead and 1.49% zinc on the 380m level, and 1.1 m (true width) of 6.02 g/t gold and 84.3 g/t silver in 32m of drifts on the 720m level.
H18 Vein — A 0.5 m wide vein averaging 4.15 g/t gold was found in tunnels on the 720m level.
H32 Vein — Surface mapping found 240 m of N-S trending vein, dipping 60 to 70° E. Tunnels totalling 204 m have intersected significant mineralization including a 110 m drift on the 688m level accessed through PD688 and a 62 m raise to the 688m level through PD638. Assay results are pending.
B1 Vein — A 5.18 m wide breccia averaging 2.13 g/t gold (but very little silver/lead/zinc) was discovered by tunnelling on the 640m level.
8) Sampling Method and Approach
Most tunnel sampling at Ying and HPG is continuous chip sampling with some minor channel sampling. The chip sampling consists of continuous chips across the vein, yielding a 2 to 5 kg sample depending upon the width of the vein. The channel samples are cut 10 cm wide and 5 cm deep, yielding a 2 to 10 kg sample for each 0.1 to 1.0 m interval, depending upon the width of the vein. The channel or chip samples collected across the vein are taken at 5 to 7 m intervals along the vein where there is evidence of mineralization or significant alteration.

All drill core from Ying and HPG, from both underground and surface drilling, are NQ-size core (4.8 cm diameter). The core is logged initially at the drill site and the mineralized or favourably altered intervals are hauled to the surface core shack where it is logged, photographed and sampled in detail. Samples are taken by cutting the core in half, one piece at a time, with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.
Individual samples, whether taken underground as continuous chip or channel samples or taken from drill core, are from veins that range from 0.1 m to 1.5 m in width. The veins consist of either massive sulfides or sulfide-bearing quartz-ankerite and can be easily identified and separately sampled from non-mineralized wall rock.
Core recoveries are determined by measuring the actual amount of core recovered vs. the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. The only core recoveries of relevance are those of core taken across the mineralized veins. In general, the recoveries range from acceptable to excellent, although it appears the recoveries vary somewhat from vein to vein. For example, veins S16, S7 and S8 and their satellite veins have lower core recoveries (88 to 91%) than veins S2, S6, S14 and S21 (95 to 98%). This suggests that either the vein or wall-rock adjacent to the veins is more broken in the S16, S7 and S8 areas than the other vein areas.
Samples appear to have no sampling or recovery difficulties that would effect the reliability of results. The samples appear to be representative and results of check samples show no evidence of sample bias. Rocks sampled underground or in drill core are sulfide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulfides and they can be sampled with little difficulty.
The determinations of the true widths of sample intervals are a consideration only with the drill core samples. The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.
9) Sample Preparation, Analyses and Security
Tunnel samples are taken at regular intervals and entail taking a certain volume of sample across the vein, depending upon the vein width. No splitting of these samples is done prior to being sent to the laboratory. However, the core is split by a diamond saw with one-half of the core sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Henan Found, the subsidiary of Silvercorp, collect the tunnel samples and split the core for sampling. No officer or director of either Silvercorp or Henan Found has contact with any of these samples prior to shipment to the laboratory.
All samples are prepared and analyzed by Langfang Institute of Geochemical and Geophysical Exploration, an ISO 9001 certified laboratory located in Langfang, Hebei Province, approximately 60 km from Beijing.
The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150 g, then pulverizing the sample to 200 mesh. Lead, zinc, copper, silver and gold are all analyzed with an Atomic Absorption Spectrometer after a 3-hour hot aqua regia digestion on a 30 g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500 g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Langfang’s lower detection limits are 100 parts-per-billion (“ppb”) for gold, 3 g/t for silver, 0.03% for lead and zinc, and 0.02% for copper.

Silvercorp’s check procedures include (a) inserting standards in the sample batches submitted to the Lanfang lab or a regular basis, (b) submitting duplicate pulps to the Langfang lab on a regular basis, and (c) submitting duplicate pulps to an independent external lab on an intermittent basis. In general:
•	Standards included in samples sent to Langfang have been within 3% for the lead, zinc and silver values.

•
Duplicate pulps sent to the Langfang lab (restricted to samples containing more than 50 g/t Ag, 0.5% Pb and 0.5% Zn) show average differences of less than 1% for the silver and zinc values and 1.2% for the lead values.

•
Duplicate pulps selected at random, rather than from regular intervals, and sent for check analyses to ALS Chemex in Guangzhou, China, an ISO 9001: 2000 accredited lab. The average differences between the Lanfang analyses and the check analyses are near or below 5% for silver, lead and zinc.

Procedures used by Silvercorp for the preparation, security, analysis and checking of samples and sample results appear to be adequate and closely conform to standard industry practices.
10) Data Verification
During the property site visit of July 16—21, 2006, one of the authors of the Ying and HPG Report, Mr. Klohn, was given unrestricted access to all available information and all underground workings. Fortunately, this type of lead/zinc/silver/gold mineralization present in the Ying and HPG Projects are easy to recognize and identify, making verification relatively straightforward. Lead, zinc or silver assay grades can typically be confirmed within reasonable limits by visual estimation of the abundance of galena and sphalerite and sometimes wire silver.
The on-site verification visit consisted of the following:
•	checking of property locations using a GPS

•	visual inspection of the local geology, mostly underground but also on the surface

•	visual inspection of the mineralized alteration zones, both underground and on the surface and verification with a digital camera

•	review of all on site maps, longitudinal sections, cross sections and assay spreadsheets
As part of the verification process, Mr. Klohn traversed many of the tunnels on foot using tunnel maps and digital camera to locate, document, verify and confirm various veins and drill sites against corresponding database entries and map postings. Included were inspections of randomly selected underground geological features and mineralized veins. Additionally, diamond drill cores and other sample materials stored at the project site were examined.
During the site visit, randomly selected parts of mineralized veins were measured and compared to lengths shown on maps and longitudinal sections. Additionally, the bearings of the veins were verified by hand-held compass readings. Finally, the length of the tunnels where they intersected veins, was paced to verify the accuracy of the working maps. The expectedly wide local variability in grade and continuity of lead-zinc-silver vein mineralization is a situation somewhat analogous to nuggety, coarse gold veins. The tunnelling shows acceptable to very good correlations in vein thickness and grade between the historical tunnelling and the new tunnels and drilling. This confirms the veracity of the historical tunnel sample results.

There were no limitations placed on Mr. Klohn for verification purposes. In Mr. Klohn’s opinion, the data are adequate for preparing mineral resource estimates compliant with NI 43-101.
11) Mineral Resource Estimates
a) Key Assumptions, Parameters and Methods
The resource estimates reported herein were prepared using such methods by Mr. Wang Jianwen, Chief Geologist of Henan Found, and Mr. Myles J. Gao, P.Geo, President of Silvercorp, who is a Qualified Person, as defined by NI 43-101.
The authors of the Ying and HPG Report audited in detail Silvercorp’s methodologies and resulting resource estimates reported in the report. The authors of the Ying and HPG Report are both Independent Qualified Persons as defined by NI 43-101 with experience using similar methodologies on vein systems elsewhere in the world. Further, the basic data utilized in these resource estimates — assay results, geological maps, level plans, construction of longitudinal and cross sections, sampling procedures, etc. — were all reviewed in detail during the July, 2007 site visit by one of the authors (Klohn).
Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in the Ying and HPG Report:
1.	The polygonal block model used in this resource estimation is a valid way to determine resources for this type and configuration of mineralization.

2.
The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections, taken from 1:10,000 government topographic maps, appears reliable.

3.	Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

4.
Resources categorized as either “measured” or “inferred” are estimated using only the assays obtained from drilling or underground channel sampling. Surface and trench samples are not used because these samples might be affected by surface leaching. However, surface and trench data are used in estimating resource blocks categorized as “inferred.”

5.
Blocks defined by tunnel sampling are each limited to 25 m in length and 40 m in height, and the thickness of the block is calculated as the weighted average of the true widths of all samples included in the area of the block.

6.	Underground channel samples are collected across the veins every 5 to 7 m along the vein. The results are composited in groups of 5 to represent approximately 25 m of section along the vein strike.

7.	The minimum cut-off thickness used for mineralization is 0.10 m.

8.
The veins are polymetallic veins containing several payable metals. Although contents of each of the potentially payable metals are separately reported in the resource estimations, Silvercorp uses “equivalent-silver” values to assess and compare the vein resources. The “equivalent-silver” values, which are reported also in the resource estimate tables, are calculated as follows:

g/t AgEquiv = g/t Ag + (22.0462 (%Pb x Pb Price + %Zn x Zn Price + %Cu x Cu Price + g/t Au x Au Price in $/gram) / Ag price in $/gram).

Metal prices used are	Ag:	US$6.50/troy ounce = US$0.21/gram
	Pb:	US$0.40/pound
	Zn:	US$0.45/pound
	Cu:	US$1.50/pound
	Au:	US$350.00/troy ounce = US$11.25/gram

Conversions	1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds
The metal prices above do not account for metal recovery percentages.

9.
The cut-off grade used for the mineralization termed “high-grade” by Silvercorp is 1,250 g/t equivalent-silver. The cut-off grade used for mineralization termed “low-grade” is 200 g/t equivalent-silver.

10.
A top-cut value of 9,019 g/t Ag is applied for extremely high silver assay values, however only a handful of assays to date have exceeded that value. No top-cut is applied to lead, zinc, copper or gold.

11.	This is an in situ resource estimate only; no internal or external dilution has been applied.

12.	Mined-out areas as of June 30, 2007, are excluded from the resource estimates.

13.	Any interpolations are based upon vein thickness and grade.

14.
The specific gravity (SG) determinations for the Ying project are discussed in more detail in the Mineral Processing and Metallurgy chapter (Chapter 16) of the Ying and HPG Report. In our opinion the SG values used by Silvercorp in calculating tonnages of the individual resource blocks are safely conservative.

In the SGX area, where the veins all contain significant to major amounts of dense metallic sulfide minerals, especially galena, the SG value used for high-grade mineralization (i.e., >1,250 g/t equivalent-Ag) is 4.2, and the SG value used for low-grade mineralization (200 to 1,250 g/t equivalent-Ag) is 3.0.

In the HPG and HZG areas, which typically contain much smaller amounts of the dense metallic minerals, especially galena, a SG of 2.8 in used in calculating tonnages of the resource blocks in these areas.

15.	The mining method employed is resuing stoping because of the narrow vein character of the mineralization. The resuing method separately breaks and removes ore from the wallrock.

16.	The wall rock surrounding the veins is commonly silicified, which means the vein usually breaks clean from the wall rock, thus minimizing dilution.

17.	The veins closely follow fault structures and they pinch-and-swell depending upon the curves along the fault and movement direction of conjugate faults.

18.
Because the mineralization pinches-and-swells, it is difficult to project mineralization over substantial distances. However, considering this is strictly a resource estimation, not a reserve, the data and methods employed are adequate to allow resources to be categorized as measured, indicated and inferred.

19.
Resource blocks categorized as “measured” are defined solely by continuous chip or channel sample assays in tunnels or drifts. These blocks are projected up to 20 m above and below a given tunnel and 20 m along strike from a given tunnel intersection.

20.
Resource blocks categorized as “indicated” begin either above or below a measured resource block or are projected from a drill intercept or cross-cut tunnel. For blocks projected from the measured resource blocks, the distances are not greater than 40 m. For blocks projected from drill holes, the distances are not greater than 70 to 80 m. Block boundaries are defined as the midpoint between drill holes.

21.
Resource blocks categorized as “inferred” use grades and thicknesses derived from the average of all the measured and indicated blocks along the vein. For veins intersected by deep holes, the inferred resource blocks are projected 160 m down-dip from the indicated blocks, otherwise, they are projected 80 m down-dip. A mineralization ratio (“MR”) is used to estimate the proportion of the block that will exceed the 1,250 g/t equivalent-silver cut-off. The MR is based upon the length of an adjacent tunnel or drift along the vein having values above the equivalent silver cut-off grade divided by the total length of the tunnel or drift. The tonnages calculated for each “inferred” resource block is calculated using the MR. The estimated proportions of mineralized sections (MS) for veins in all three areas (SGX, HPG and HGZ) are shown in the table below.

b) Resource Estimates
The Ying and HPG mineralization is polymetallic and the contents of each potentially payable metal is separately reported in the resource estimations. Additionally, “equivalent-silver” values, calculated as explained previously in this chapter, are also reported, offering a way to quickly compare vein-to-vein resources.
The authors of the Ying and HPG Report caution that the silver-equivalencies reported herein do not account for metal recovery percentages.

The estimated mineral resources of the three exploration-development areas at Ying and HPG, current as of June 30, 2007, are summarized in the following table:
Ying Project — Summary of Mineral Resources

	Width		Ag	Ag	Au	Pb	Zn	Cu	eq-Ag	Contained Metals
	(m)	Tonnes	(g/t)	(oz/t)	(g/t)	(%)	(%)	(%)	(g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	eq-Ag (oz)
SGX Area — High-grade
Measured	0.50	215,173	1,250	40.18		20.41	9.14		2,545	8,646,679	44,450	21,817	523		17,607,571
Indicated	0.43	787,089	1,227	39.46		21.54	7.14		2,475	31,058,205	169,515	56,232	479		62,638,615
Meas + Ind	0.44	1,002,261	1,232	39.62		21.30	7.57		2,490	39,704,887	205,956	73,381	1,001		80,246,081
Inferred	0.44	1,707,850	1,219	39.19		21.80	7.57		2,498	61,447,487	345,936	122,480	3,333		137,180,776
SGX Area — Low-grade
Measured	0.50	48,770	281	9.02		6.13	6.84		865	528,119	3,459	3,641			1,553,133
Indicated	0.41	750,329	223	7.18		3.55	3.86		560	5,390,121	26,661	28,936		1,324	12,769,092
Meas + Ind	0.42	799,099	227	7.30		3.71	4.04		578	5,830,237	29,568	32,179		1,324	18,541,705
HZG Area
Indicated	0.78	248,484	598	19.23		1.76		0.78	796	4,777,198	4,364		1,941		6,356,729
Inferred	0.62	271,042	552	19.23		1.40		0.43	679	4,807,002	3,784		1,176		5,916,975
HPG Area
Measured	0.99	35,226	117	3.77	1.41	6.28	1.28		519	132,794	2,174	261		1,594	553,359
Indicated	0.95	166,661	67	2.15	2.33	3.52	0.30		355	357,887	5,859	502		12,476	1,901,060
Meas + Ind	0.96	201,887	76	2.43	2.15	3.95	0.38		376	490,687	8,033	763		14,069	2,454,419
Inferred	0.96	1,513,222	120	3.85	1.41	6.68	2.17		581	5,824,580	101,017	32,906		68,706	28,250,515
Ying Project — Total Estimated Mineral Resources
Measured		299,169								9,307,592	50,084	25,719	523		19,714,063
Indicated		1,952,563								41,583,412		85,670	2,419		83,665,496
Meas + Ind		2,251,731								50,891,004		111,389	2,942		103,379,559
Inferred		3,492,114								72,079,069		155,386	4,509		171,348,265
Note:   The equivalent-Ag calculation is explained previously in this chapter. It reflects gross metal content using the metal prices cited earlier and has not been adjusted for metallurgical recoveries.

A detailed vein-by-vein breakdown of the estimated mineral resources is provided in the tables in the following pages:
SGX AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES — HIGH-GRADE (1,250 g/t Ag Equiv. cutoff)

										Contained metals
vein#	Width	Tonnes	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Cu	Au (g/t)	Ag Equiv*	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au	Ag Equiv*
Measured Mineral Resources — High grade
S2	0.29	3,636	1,586	51.00	23.03	10.20			3,042	185,445	1,367	2,519			355,675
S2E	0.60	4,383	1,881	60.49	24.91	7.15			3,272	265,145	1,092	313			461,120
S4	0.36	1,011	1,408	45.26	30.00	9.66			3,132	45,760	303	98			101,821
S6	0.47	14,582	1,382	44.43	23.27	9.79			2,829	647,949	3,393	1,427			1,326,091
S7	1.05	6,311	632	20.33	13.75	7.57			1,572	128,271	868	478			318,892
S7-1	0.19	16,954	699	22.46	18.68	14.25			2,163	380,751	3,166	2,417			1,179,161
S8	0.61	27,943	1,698	54.58	18.94	5.34	1.87		2,750	1,525,149	5,292	1,492	523		2,470,914
S8-2	0.28	1,065	249	8.02	22.88	7.91			1,590	8,540	244	84			54,482
S14	0.34	22,607	1,788	57.47	36.41	3.84			3,506	1,299,212	8,231	867			2,548,440
S16E	0.61	29,680	1,276	41.03	12.65	11.19			2,341	1,217,638	3,755	3,322			2,233,915
S16W	0.49	53,822	1,014	32.59	20.95	10.13			2,379	1,754,293	11,276	5,452			4,116,189
S16W1	0.55	13,331	1,178	37.87	17.95	11.52			2,482	504,850	2,393	1,536			1,063,904
S21	0.48	18,788	1,085	34.87	15.43	9.39			2,182	655,086	2,899	1,765			1,317,826
S21W	0.31	1,059	839	26.99	16.22	4.48			1,736	28,590	172	47			59,140
Total	0.50	215,173	1,250	40.18	20.41	9.14			2,545	8,646,679	44,450	21,817	523		17,607,571
Indicated Mineral Resources — High-grade
S2	0.54	43,629	1,101	35.40	17.14	5.77			2,098	1,544,289	7,480	2,519			2,943,539
S2E	0.37	22,938	1,044	33.57	26.58	11.67			2,720	769,927	6,097	2,677			2,005,671
S4	0.25	1,845	785	25.24	39.55	4.21			2,654	46,556	730	78			157,387
S5	0.10	1,431	1,928	61.97	28.18	15.13			3,835	88,714	403	217			176,502
S6	0.40	46,429	1,494	48.03	30.82	7.49			3,150	2,230,006	14,310	3,480			4,702,460
S7	0.54	67,987	793	25.49	13.12	9.75			1,809	1,732,660	8,918	6,628			3,954,178
S7-1	0.24	49,831	608	19.55	12.23	7.66			1,488	974,203	6,096	3,819			2,384,033
S7-3	0.21	13,437	1,299	41.76	21.27	11.08			2,723	561,134	2,858	1,489			1,176,115
S8	0.61	28,483	1,750	56.26	19.98	8.99	1.68		3,020	1,602,338	5,691	2,561	479		2,765,241
S8E	0.44	19,890	1,106	35.56	7.20	7.38			1,761	707,363	1,433	1,468			1,125,871
S14	0.34	116,071	2,209	71.02	27.70	3.15			3,528	8,243,784	32,156	3,655			13,164,142
S16E	0.30	34,027	1,157	37.18	12.27	11.09			2,200	1,265,301	4,174	3,772			2,407,343
S16E3	0.67	10,149	1,008	32.40	15.67	12.56			2,265	328,794	1,591	1,275			739,189
S16W	0.46	111,911	819	26.33	18.43	8.55			2,002	2,946,394	20,625	9,568			7,204,983
S16W1	0.50	97,985	1,083	34.83	32.61	6.37			2,762	3,413,239	31,950	6,244			8,700,902
S21	0.42	115,283	1,180	37.94	20.08	5.74			2,300	4,373,633	23,146	6,618			8,524,008
S21W	0.19	5,761	1,241	39.90	32.25	2.86			2,737	229,869	1,858	165			507,051
Total	0.43	787,089	1,227	39.46	21.54	7.14			2,475	31,058,205	169,515	56,232	479		62,638,615
Measured+Indicated Mineral Resources — High-grade
S2	0.51	47,266	1,138	36.60	17.60	6.11			2,171	1,729,737	838	371			3,299,109
S2E	0.41	27,321	1,178	37.88	26.31	10.95			2,808	1,035,072	7,189	2,990			2,466,792
S4	0.29	2,856	1,005	32.33	36.17	6.14			2,823	92,316	1,033	175			259,208
S5	0.10	1,431	1,928	61.97	28.18	15.13			3,835	88,714	403	217			176,502
S6	0.42	61,011	1,467	47.17	29.02	8.04			3,073	2,877,956	17,703	4,907			6,028,551
S7	0.56	74,298	779	25.05	13.17	9.56			1,789	1,860,930	9,786	7,106			4,273,070
S7-1	0.23	66,785	631	20.29	13.87	9.34			1,659	1,354,954	9,262	6,235			3,563,194
S7-3	0.21	13,437	1,299	41.76	21.27	11.08			2,723	561,134	2,858	1,489			1,176,115
S8	0.61	56,426	1,724	55.43	19.46	7.18	1.77		2,886	3,127,486	10,983	4,053	1,001		5,236,154
S8-2	0.28	1,065	249	8.02	22.88	7.91			1,590	8,540	244	84			54,482
S8E	0.44	19,890	1,106	35.56	7.20	7.38			1,761	707,363	1,433	1,468			1,125,871
S14	0.34	138,678	2,140	68.81	29.12	3.26			3,524	9,542,996	40,387	4,522			15,712,581
S16E	0.45	63,707	1,212	38.97	12.45	11.13			2,266	2,482,940	7,929	7,094			4,641,259
S16E3	0.67	10,149	1,008	32.40	15.67	12.56			2,265	328,794	1,591	1,275			739,189
S16W	0.47	165,732	882	28.36	19.25	9.06			2,125	4,700,688	31,901	15,020			11,321,171
S16W1	0.50	111,317	1,095	35.20	30.85	6.99			2,728	3,918,089	34,343	7,780			9,764,806
S21	0.43	134,071	1,167	37.51	19.43	6.25			2,283	5,028,719	26,046	8,383			9,841,834
S21W	0.20	6,821	1,179	37.89	29.76	3.11			2,582	258,459	2,030	212			566,191
Total	0.44	1,002,261	1,232	39.62	21.30	7.57			2,490	39,704,887	205,956	73,381	1,009		80,246,081
Inferred Mineral Resources — High-grade
S2	0.54	154,085	1,159	37.25	18.01	6.26			2,216	257,820	1,309	2,849			10,976,957
S2E	0.40	45,831	1,196	38.45	26.30	10.59			2,809	1,762,317	12,054	4,854			4,138,388
S4	0.29	45,577	1,079	34.68	33.87	7.32			2,855	1,580,513	15,439	3,335			4,184,124
S5	0.10	4,018	1,928	61.97	28.18	15.13			3,835	249,032	1,132	608			495,464
S6	0.42	155,244	1,467	47.17	29.02	8.04			3,073	7,323,053	45,045	12,485			15,339,847
S7	0.56	106,553	779	25.05	13.17	9.56			1,789	2,668,841	14,034	10,191			6,128,197
S7-1	0.23	144,033	600	19.29	12.29	8.23			1,509	2,778,047	17,707	11,853			6,989,321
S7-3	0.21	18,801	1,299	41.76	21.27	11.08			2,723	785,147	3,998	2,084			1,645,639
S8	0.56	216,453	1,522	48.93	21.18	6.51	1.54		2,725	10,591,849	45,845	14,091	3,333		18,962,245
S8E	0.44	16,067	1,106	35.56	7.20	7.38			1,761	571,387	1,157	1,186			909,445
S14	0.34	161,470	2,115	68.01	30.65	3.25			3,563	10,981,152	49,498	5,247			18,497,436
S16E	0.41	108,619	1,172	37.68	13.46	11.27			2,275	4,093,066	14,625	12,238			7,945,013
S16E3	0.67	6,060	1,008	32.40	15.67	12.56			2,265	196,305	950	761			441,330
S16W	0.48	219,203	894	28.74	20.38	9.31			2,196	6,300,537	44,674	20,408			15,476,144
S16W1	0.52	174,725	1,137	36.57	30.15	6.98			2,741	6,389,505	52,677	12,190			15,396,787
S21	0.43	128,003	1,167	37.51	19.43	6.25			2,283	4,801,134	24,867	8,004			9,396,421
S21W	0.20	3,108	1,179	37.89	29.76	3.11			2,582	117,781	925	97			258,017
Total	0.44	1,707,850	1,219	39.19	21.80	7.57			2,498	61,447,487	345,936	122,480	3,333		137,180,776

HZG AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES

								Contained metal
vein#	Thickness (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Pb (%)	Cu (%)	Ag Equiv (g/t)	Ag (oz)	Pb (t)	Cu (t)	Ag Equiv (oz)
Indicated Mineral Resources
HZ10	0.72	50,643	146	4.68	2.50		251	237,219	1,267	0	409,177
HZ12	0.31	5,004	442	14.22	5.77		686	71,144	288	0	110,282
HZ20	0.84	176,505	738	23.72	1.53	1.10	976	4,185,873	2,708	1,941	5,540,647
HZ22	0.40	16,333	539	17.33	0.62	—	565	282,963	101	0	296,623
Total	0.78	248,484	598	19.23	1.76	0.78	796	4,777,198	4,364	1,941	6,356,729
Inferred Mineral Resources
HZ10	0.72	43,787	146	4.68	2.50		251	205,108	1,096	0	353,790
HZ12	0.31	5,948	442	14.22	5.77		686	84,567	343	0	131,090
HZ20	0.84	106,910	738	23.72	1.53	1.10	976	2,535,396	1,640	1,176	3,355,987
HZ22	0.40	114,397	539	17.33	0.62		565	1,981,931	705	0	2,077,611
Total	0.62	271,042	552	19.23	1.40	0.43	679	4,807,002	3,784	1,176	5,916,975
HPG AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES

									Contained Metals
vein#	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Equiv (g/t)	Ag (oz)	Au (oz)	Pb (t)	Zn (t)	Ag Equiv (oz)
Measured Mineral Resources
H15	1.20	23,667	114	3.67	1.45	5.72		434	86,950	1,103	1,354	0	330,007
H15-1	0.35	707	84	2.71	1.98	2.83		310	1,916	45	20	0	7,051
H17	1.15	9,304	125	4.03	1.49	7.01	2.80	634	37,480	445	652	261	189,752
H32	0.27	1,548	130	4.17		9.57		533	6,449	0	148	0	26,549
Total	0.99	35,226	117	3.77	1.41	6.28	1.28	519	132,794	1,594	2,174	261	553,359
Indicated Mineral Resources
H12	0.18	779	104	3.33		15.25		747	2,597	0	119	0	18,711
H15	1.04	54,958	88	2.82	0.86	4.90		341	155,118	1,520	2,693	0	602,260
H15-1	0.25	5,690	143	4.60	2.77	12.41		816	26,166	507	706	0	149,212
H17	1.15	42,932	85	2.72	4.65	3.06	1.17	519	116,717	6,415	1,314	502	717,020
H18	0.48	3,065	153	4.93	4.15	0.36		392	15,117	409	11	0	38,641
H32	0.24	10,193	110	3.53	0.80	9.83		567	35,959	262	1,002	0	185,961
B(1)	5.18	49,044	4	0.13	2.13	0.03		120	6,213	3,363	15	0	189,256
Total	0.95	166,661	67	2.15	2.33	3.52	0.30	355	357,887	12,476	5,859	502	1,901,060
Measured+Indicated Mineral Resources
H12	0.18	779	104	3.33		15.25		747	2,597	0	119	0	18,711
H15	1.08	78,625	96	3.08	0.98	5.07		363	242,066	2,481	3,987	0	916,607
H15-1	0.26	6,397	137	4.39	2.68	11.35		760	28,082	551	726	0	156,237
H17	1.15	52,236	92	2.95	4.08	3.76	1.47	540	154,204	6,860	1,964	770	907,445
H18	0.48	3,065	153	4.93	4.15	0.36		392	15,117	409	11	0	38,641
H32	0.25	11,741	112	3.61	0.78	9.79		568	42,409	294	1,150	0	214,235
B(1)	5.18	49,044	4	0.13	2.13	0.03		120	6,213	3,363	15	0	189,256
Total	0.96	201,887	76	2.43	2.15	3.95	0.38	376	490,687	13,959	7,972	770	2,441,131
Inferred Mineral Resources
H12	0.18	6,081	104	3.33	0.32	15.25		765	20,276	63	927	0	149,461
H15	1.08	291,347	96	3.08	0.98	5.07		363	896,985	9,195	14,775	0	3,396,528
H15-1	0.26	12,263	137	4.39	2.68	11.35		760	53,830	1,056	1,391	0	299,450
H17	1.15	1,173,297	125	4.03	1.49	7.01	2.80	634	4,726,502	56,173	82,233	32,906	23,929,381
H18	0.48	13,473	153	4.93	4.15	0.36		392	66,446	1,798	49	0	169,844
H32	0.25	16,761	112	3.61	0.78	9.79		568	60,541	420	1,641	0	305,852
Total	0.96	1,513,222	120	3.85	1.41	6.68	2.17	581	5,824,580	68,706	101,017	32,906	28,250,515

12) Mining Operations
This section and section 13 “Exploration and Development” were prepared by Mr. Myles J. Gao, P.Geo, President and Chief Operating Officer of Silvercorp, who is a Qualified Person as defined by NI 43-101. These sections are not based on the disclosure in the Ying and HPG Report.
The ore shoots are mined by short-hole shrinkage stoping. In this method the mining proceeds from the lower to the upper level. The blasted ore is loaded at the base of the stope to maintain a void between blasted ore and in-situ ore. The blasted ore provides a working platform for the miners who drill and charge the blast holes into the in-situ ore. The method allows only about one third of the ore to be loaded during the extraction of the stope. Once the extraction is finished, the remaining ore in the stope can be loaded.
After being mined, the silver/lead/zinc ore is often hand-sorted at the mine site to produce an exceptionally high-grade ore (more than 60% lead) which is crushed to minus 25 mm then shipped by truck via barge directly to custom smelters. A belt-driven hand-sorting facility has been built at the SGX mine site with a capacity of approximately 25 tonnes per day.
In March 2007, Silvercorp completed construction of the mill at the Ying Project to process the much more abundant lower-grade ores. The mill, about 15 km by paved road northeast of Guxian Reservoir, is supplied with power from the Henan Province power grid. A quality control laboratory attached to the mill can process up to 100 samples per day using wet chemical analytical methods and Atomic Absorption Spectrophotometry methods.
The processes used in the mill are typical of polymetallic Pb-Zn ores. There are two stages of ore crushing, from 400 mm to 15 mm, followed by ball milling such that 70% of the material passes 200 mesh (74 microns). The minerals are then separated by a series of flotation circuits, producing a lead concentrate (carrying the silver) which averages 69% lead, and a zinc concentrate which averages 52% zinc.
Tailings from the Ying Project mill are required to be disposed behind the tailing dam, and as most local people live above the tailing dam, tailings in the tailing dam have minimum impact on the local population’s drinking water. At the Ying Project, a concrete pond was built to contain mine drainage from underground tunnels, and this water is treated to satisfy the minimum requirements of water quality standard before being discharged to the environment.
The concentrates are currently being transported via trucks to custom smelters located 70 to 190 km from the mill site. The Luoyang Smelter, which is partly owned by Silvercorp but which ownership interest is subject to dilution (see “General Development of the Business — Three Year History — Luoyang Smelter”), is being constructed about 40 km by road from the Guxian mill site.
Lead concentrate and lead ore sales are contracted with smelters located in Henan Province. The payable prices for lead and silver are based on spot prices on the Shanghai Metal Exchange on the delivery date. Zinc concentrates are sold to local smelters and based on spot prices on the Shanghai Metal Exchange on the delivery date.
China levies a 13% Value-Added tax (VAT) on sales of concentrates, while a 17% VAT is levied on materials and supplies. No VAT is levied on labour and services. A 2% resources tax is payable by companies as a royalty to the government. For foreign invested companies such as Silvercorp, income tax is zero for the first two years, then 12.5% for years three to five, and 25% thereafter. According to a new Chinese income tax regulation effective on January 1, 2008, dividends paid to overseas investors are subject to a 10% withholding tax.

At the Ying Project, mining, development and exploration are proceeding as planned with production being maintained at 700-750 tonnes of ore per day. Ore production is forecast to be 260,000 tonnes for fiscal 2010. Projected head grades, recovery rates and metal production for the Ying Project are listed in the table below:
Ying Project Production Forecast
Fiscal 2010 (Ending March 31, 2010)

Ores
mined/milled	Commodity	Grade	Recoveries	Projected metal sales
260,000 Tonnes	Silver	480g/t	91%	3.65 Million oz
	Lead	9%	95%	49 Million lbs
	Zinc	3%	72%	12 Million lbs
The Ying Project has an estimated life of ten years.
The payback period for the Ying Project is zero, as the Company has recouped its initial investment.
13) Exploration and Development
In 2009, the Company incurred $6.9 million (2008 — $9.8 million) in development and exploration expenditures to expand the mine and mineral resources at the Ying Project. A total of 28,854 meters (2008 — 45,520 meters) of tunnelling (15,688 meters in adits and 13,166 meters in shafts) and 57,812 meters (2008 — 59,359 meters) of diamond drilling were completed in 2009.”
5.2 TLP Project and LM Project
Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report and Pre-Feasibility Study November 2008 for Silvercorp Metals Inc., TLP-LM Silver-Lead Project Henan Province, People’s Republic of China” (the “TLP-LM Report”) dated November 20, 2008 and prepared by Chris Broili, L.P. Geo & C.P. Geol., Mel Klohn, L.P. Geo. and Ronald Moran, P.Eng. Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the TLP-LM Report which is available for review on SEDAR located at www.sedar.com.
1) Property Description and Location
The TLP-LM project is located in central China in Henan Province near the town of Luoning (Figure 5). The project includes two mining permits and one overlapping exploration permit (Figure 4) covering an area of 6.37 square kilometers. The approximate boundaries of this project area are as follows (with UTM coordinates using datum WGS 84):

	Lat-Lon	UTM
North boundary	34°09’ N	3,782,000 m N
South boundary	34°08’ N	3,778,700 m N
West boundary	111°21’ E	19,532,400 m E
East boundary	111°23’ E	19,535,400 m E

The TLP and LM projects consist of two mining concessions and an overlapping exploration permit covering an area of 6.37 square kilometers, as listed in the following table and shown in Figure 4:
Properties of the TLP Project and LM Project

		Area
Permit number	Location	(km2)
4100009810419(1)	TLP	3.30
4100000410209(2)	TLP	3.30
4100000730440	LM	3.07
Mining permit, expires October 2009
Mining Total		6.37
Exploration Total		3.30
The following notes were prepared by Mr. Myles J. Gao, P.Geo, President and Chief Operating Officer of Silvercorp, who is a Qualified Person as defined by NI 43-101. These notes are not based on the disclosure in the TLP-LM Report:
(1)	This mining permit has been extended until November 20, 2009.

(2)	This exploration permit expired in April 2007, but remains valid and is in the process of being renewed.
A co-operative joint venture contract was consummated in April 2004 between Victor Mining Ltd. (“Victor”), which is a wholly owned British Virgin Islands subsidiary of Silvercorp Metals Inc. (“Silvercorp”), and Henan Non-Ferrous Geological & Mineral Resources Co. Ltd. (“HNGMR”). This joint venture contract established a Chinese cooperative joint venture company, Henan Found Mining Ltd. (“Henan Found”), in which Victor owns 77.5% interest.
During November 2007, Henan Found successfully concluded a contract to acquire 100% of the TLP silver/lead mine by paying $11 million plus assuming debts, obligations and winding down of certain leasing agreements for approximately an additional $9 million. The acquisition was funded by Henan Found’s cash on hand.
A second Chinese cooperative joint venture company in which Victor owns 70% is Henan Huawei Mining Co. Ltd. (“Huawei”), which acquired 100% of the LM mine at an approximate cost of $3.25 million.
The TLP mine operates under a mining permit that covers an area of 3.3 square kilometers from the surface at 1,140 m elevation to a depth of 700 m elevation, and an overlapping exploration permit that covers the same area below 700 m elevation. The LM mining permit is 3.07 square kilometers in size and ranges from the surface at 1,250 m elevation to 850 m elevation. The issuance of the mine permit includes an accompanying environmental permit to operate.
A current environmental permit exists for both the TLP and LM mines granting the right to mine at the TLP and LM mines. The mining permit and environmental permit are viewed as one document by the Chinese authorities which grants the right to mine. A compliant mining permit is composed of a “Resource Utilization Plan” (RUP), an “Environmental Impact Study” and a “Geological Hazards Assessment Report”.
Figure 4: Property Geology and Vein Locations

Figure 5: Geology and Location Map of Western Henan

Ying
Xiaoqinling Gold Belt
Luoyang
Yellow River
Zhengzhou
Luo-He River
Luoning
Lushi
Ruyang
Qinling Orogenic Belt
TLP & LM Mine projects
N
SCALE
0 10 20KM
Neixiang
Nanyang
111°
112°
113°
34°
33°
Beijing
People's Republic of China
Henan
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate intrusive
Mafic Instrusive
Figure 1
SILVERCORP Metals Inc.
TLP & LM PROJECTS
HENAN, CHINA
GEOLOGY AND LOCATION MAP
OF WESTERN HENAN
Drafted by Bei
April 2008

Figure 6: Project and Mill Locations
2) Accessibility, Climate, Local Resources, Infrastructure and Physiography
The TLP-LM project is in Henan Province in east-central China, approximately 240 km by road west-southwest of Zhengzhou (pop. 7.0 million), the provincial capital, and 80 km west of Luoyang (pop. 1.4 million), the nearest major city. Zhengzhou is the region’s largest industrial city, offering full service facilities and daily commercial air flights to the major Chinese cities of Beijing, Hong Kong and Shanghai. Access to the project from Luoning (pop. 80,000+), the nearest small city, is by 35 km of paved road and 7 km of all-weather gravel road. The nearest town is Xiayu (population 3,000) about 13 km from the project.
The TLP and LM mines are located 15 km to the southeast of Silvercorp’s central milling complex and is serviced by 20 km of paved roads. Ore from the mines are shipped to the mill using Chinese-built 30-tonne haulage trucks. Silvercorp recently constructed a total of 1.6 km of bypass roads which eliminated haulage though the small town of Chongyang. It takes approx. 50 minutes for a 30-tonne truck to make a trip from ore stock piles at the TLP and LM mines to the mill.
The project is within the Funiu Mountain Range, a deeply dissected, rugged mountainous terrain, which divides the Yellow and Yangtze River basins. Elevations range from 300 to 1,200 m above sea level, with steep hill slopes commonly exceeding 25° slope. Rock exposures on these steep hillsides are fair to good.
The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and an annual average of 15°C. The annual precipitation averages 900 mm, mostly occurring in the July to September rainy season and supplemented by snow and frost occurring from November to March.
The area is well vegetated, consisting mostly of bushes, shrubs, ferns and trees. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

There are major power grids adjacent to the property and a power line extends to the project area. Adjacent to the TLP—LM property is a hydropower generating station at the dam that forms the Guxian Reservoir. A 10 kV power line services the mines with local distribution to step down transformers of 380 volts. The main use of power presently is by compressors, small vent fans and electrical underground drills. Future requirements will include a hoist, electric tuggers/winches and possibly electric slushers.
The Guxian reservoir is on the Luo—He River, a tributary to the Yellow River. Sufficient manpower is available to serve most exploration or mining operations.
The two mines require water in small quantities to maintain the jack leg drills and any underground drills that may be operating. Water is distributed throughout the mine. There is no return of water at this time to the environment. Both mines were considered dry mines historically and had no difficulties with treatment as water did not resurface at the portal. Silvercorp will monitor this situation and design a water treatment facility if necessary.
3) History
Silver/lead mineralization has been known and mined in the TLP—LM area for several hundred years but documentation is available only for activities carried out since 1956. These activities include:
1956 to 1957: Regional 1:200,000 scale geological survey carried out by the Qinling Regional Geology Survey Team.
1960: Several magnetic anomalies were identified from airborne magnetic surveys at 1:100,000 and 1:200,000 scales carried out by the 902 and 905 Team of the Chinese Ministry of Geology.
1969 to 1973: The TLP—LM area was identified as being favorable for potentially large silver/lead deposits from a mineral exploration program in the Xionger Mountain region carried out by the No. 3 Team of Henan Geology and Mineral Resources Bureau.
1979 to 1980: The presence of silver/lead deposits in the TLP—LM area was confirmed by regional 1:50,000 scale geological mapping and systematic surface sampling carried out by the No. 1 Team of Henan Geology and Mineral Resources Bureau.
1983: Geochemical anomalies were identified from a 1:50,000 scale stream sediment geochemical survey carried out by the No. 5 Team of the Henan Bureau of Non-ferrous Metals Geology and Mineral Resources (HBMG&MR).
1985 to 1995: The TLP—LM area was claimed by the No. 6 Team of HBMG&MR which carried out a comprehensive mineral exploration program including topographical surveys, hydrogeology and geotechnical investigations, soil geochemical surveys, IP geophysical surveys, diamond drilling, tunneling, trenching, pitting, mineralogy study, specific gravity study and metallurgical testing.
In 1995, HBMG&MR completed a “Comprehensive Mineral Exploration and Geology Report” containing mineral resource estimates prepared using the Chinese National Resources and Reserves Standards as set by the Chinese Federal Government. The historical resource estimate was made using polygonal blocks constructed in long section, typical of methods used for thin tabular bodies of variable thickness and grade such as vein-type deposits.
The geologic model consists of steeply dipping veins that pinch and swell along fault structures, with swells (“shoots”) controlled by fault curvatures and differential movement and the directions of movement along sets of conjugate faults. The resource model was built using surface trench data, drill hole data and underground tunnel data plotted on a series of close-spaced cross sections and projected longitudinal sections.
The parameters used in the HBMG&MR historical resource estimation include a minimum cut-off grade — 50 g/t for Ag and 0.7% for Pb, a minimum thickness cut-off — 0.8 m, a maximum internal waste thickness — 2 m and an ore density (specific gravity) — 2.91 g/cm3.
The average grade of the polygonal blocks was calculated by averaging all sample locations on the vein peripheral to the block. Tunnels and trenches were each treated as one sample. Any interpolations were based upon vein thickness and grade.
1998 to 1999: The No. 6 Team of HBMG&MR and Luoning Xinghua Industry Co. Ltd signed an agreement to jointly explore the LM area. They completed “Mineral Resources Report for the Longmen Silver Mine area in Luoning, Henan” with a mineral resource estimate of 300,000 tonnes of D+E category material containing 57.25 tonnes of silver (18.46 tonnes of this would correspond to the indicated category).

1998 to 2006: A mining permit was issued to Tieluping Silver and Lead Mine of Luoning County to mine ore in the TLP area. The mine produced 450 tonnes/day of ore using shrinkage stoping methods. Ore was shipped to five 100-150 tonne/day conventional flotation mills producing lead concentrates. The mine was closed in December 2006 by the government due to health, safety and environment concerns. The mine is thought to have produced a total of 1.55 million tonnes during its operation, but no records were kept of the actual production or grades.
In 2002, a mining permit was issued to Luoning Xinda Mineral Products Trade Co. Ltd., which allowed Xinda to mine 30,000 tonnes of silver and lead ore. The mine used shrinkage stoping methods to extract ore mainly from the 990 m to 838 m levels. The ores were shipped to a local custom mill for processing using conventional flotation. The reported production for this operation is 120,206 tonnes of ore at grades averaging 257.06 g/t Ag and 7.04 % Pb.
4) Geological Setting
The TLP-LM project is within the Qinling orogenic belt, a 300-kilometer-long west-northwest trending ancient mountain belt. The Qinling orogenic belt was formed at the conjunction of two major crustal tectonic plates that collided during Paleozoic time. The tectonic plate to the north, the North China Precambrian plate, covers all of Henan Province; the tectonic plate to the south, the Yangtze plate, covers the southern half of Hubei Province which is the southern neighbor of Henan Province. Rocks along the Qinling orogenic belt are severely folded and broken by many faults, offering optimal structural conditions for forming mineral deposits. Several operating silver/lead/zinc mines, including the TLP—LM project, occur along this belt.
The basement beneath the Qinling orogenic belt consists of highly metamorphosed Archean-age rock units of the North China Precambrian tectonic plate, predominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The Qinling belt itself consists largely of Proterozoic- to Paleozoic-age sequences of mafic to felsic volcanic rocks interbedded with variable amounts of clastic and carbonate sedimentary rocks. These sequences have been weakly metamorphosed to lower greenschist facies, with local areas more strongly metamorphosed to lower amphibolite facies. The Qinling belt sequences and underlying basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic to Mesozoic ages and are overlain by nonmetamorphosed Mesozoic- to Cenozoic-age sedimentary rock sequences, primarily marls and carbonaceous argillites locally capped by sandstone-conglomerate sequences.
Structures in the Qinling orogenic belt are dominated by west-northwest trending folds and faults generated when the two major tectonic plates collided in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement together with sets of conjugate shear zones that trend either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300-kilometer Qinling orogenic belt. At least three important north-northeast trending mineralized fault sets are recognized in the TLP—LM project area: 1) the Heigou-Luan-Weimosi, deeply seated fault zone; 2) the Waxuezi-Qiaoduan fault zone; and 3) the Zhuyangguan-Xiaguan fault zone.
The TLP-LM project is along the eastern margin of a geologic sequence underlain by highly metamorphosed Archean-age basement rocks, mainly mafic to felsic gneisses derived from mafic to felsic volcanic and sedimentary rock units. The lowest part of the basement gneiss sequence is about 1 km thick and consists of mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30° to 60° southeast. This sequence is overlain by a much thicker sequence of thin-bedded quartz-feldspar gneiss, which abuts Proterozoic-age andesitic greenstones on the north and west along a very high-angle (>70°) “detachment” faultshear zone. The greenstones have been folded and dip steeply toward the northeast and southwest.

The basement rocks are locally intruded by small granite porphyry stocks of Proterozoic to Paleozoic age and are extensively cut by northeast-trending, high-angle, mostly west-dipping conjugate faults. The faults are occasionally filled with younger andesitic to basaltic diabase dikes, resulting in dike swarms. Continued movement on these faults has provided openings that are sites for all of the important silver/lead/zinc mineralization in the project area.
5) Exploration and Drilling
Silvercorp began detailed exploration/development activities in the TLP-LM area in December 2007, focusing on three separate target areas: north TLP, south TLP and LM. The work completed to March 2008 has largely been confined to tunneling and drilling programs. This work has delineated the mined and stoped areas of the mine and outlined areas of the veins with remaining mineral resources. Underground exploration and development activities include expanding the workings on many veins.
Work updated to August 31, 2008, is summarized in the following table:
Current Explorations to August 31, 2008

	TLP Mine	LM Mine
Tunnel enlarging	2,332.2 m	none
Undercut drifting
- Exploration drifting	4,646.0 m	6,374.0 m
- Production drifting	4,853.8 m	2,619.0 m
Raise	194.0 m	287.8 m
Underground drilling	5,343.6 m	10,474.3 m
Surface drilling	7,445.6 m	2,480.9 m
a) Current Tunneling and Drilling — TLP Area
Silvercorp’s work at TLP has consisted of underground tunneling and sampling, tunnel expansion, and both surface and underground drilling. During the past eight months they have extended the underground workings by 9,694 m and drilling by 12,789 m. This work has defined 11 noteworthy veins.
Most of these veins trend northeast and dip steeply to the west. A review of past production and current exploration indicates there is a shallow northward plunge of mineralization along T-2. A couple of veins strike nearly north-south including two recently discovered veins, T-14 and T-20, which represent a previously unrecognized new orientation.
T-1 Vein — This vein is one of the three main veins mined by the previous operator. It extends 35° northeast along strike for at least 1.5 km and up to 270 m at depth with a dip of 60° to 65° west. Mineralization occurs principally as silver-bearing galena. The highest grade drill hole intersecting the T-1 vein is ZK 1610 on section 16, with two samples hitting 479 g/t Ag and 0.63% Pb over an average width of 1.38 m. Underground channel samples hit grades up to 208 g/t Ag and 4.87 %Pb over 0.60 m widths on the 930m level.
T-2 Vein — This vein is exposed on all working levels and historically is one of the two most extensively mined veins (the other being T-3). It extends 35° northeast along strike for 1.6 km, dips 65° to 75° west, and averages 3.15 m in width. Mineralization occurs principally as silverbearing galena with red hematite occurring at shallower depths. The vein is characterized by pinch-and-swell (boudinage) structure with local “swells” up to 19.21 m in width containing 353 g/t Ag and 5.34% Pb. The highest-grade drill hole, ZK1208, intersected 1,240 g/t Ag and 0.41% Pb over 1.02 m width. Underground channel samples hit grades up to 3,954 g/t Ag and 8.15% Pb with 6.275 g/t Au over 0.4 m width on the 800 m level, and recent tunneling on the same level has intersected 1,118 g/t Ag, 24.33% Pb, 0.27% Zn and 2.10 g/t Au over a width of 2.2 m.

T-3 Vein — This vein strikes 35° northeast, dips 65° to 75° west, and exhibits a pinch-and-swell structure identical to T-2. Mineralization occurs principally as silver-bearing galena with red hematite occurring at shallower depths. The highest grade drill hole on T-3 is ZK0008 on section 0 at the 900 m level, containing 2,630 g/t Ag and 27.1% Pb over a true width of 1.29 m. Underground channel samples on the 840 m level hit grades up to 643 g/t Ag and 8.44% Pb over a width of 0.4 m, and recent tunneling on the 725 m level has intersected 1,142 g/t Ag, 4.09% Pb, 0.38% Zn and 0.76 g/t Au over a width of 0.7 m.
T-4 Vein — This vein strikes 35° northeast, dips 60° to 70° west, and exhibits a pinch-and-swell structure identical to T-2 and T-3. It is 1.4 km long, extends down dip to 300 m depth, and averages 1.27 m in width. Mineralization occurs principally as silver-bearing galena. The best drill hole intercept, ZK1110, is 119 g/t Ag and 1.83% Pb over 5.03 m at 805 m elevation. Underground channel samples contain up to 1,366 g/t Ag and 3.84% Pb over 0.20 m on the 1,070 m sublevel, and recent tunneling on the 800 m level intersected 1,570 g/t Ag, 4.75% Pb, 0.18% Zn and 0.92 g/t Au over a width of 0.4 m.
T-5 Vein — This vein extends 35° northeast along strike for 1.5 km and 220 m to 320 m at depth, dipping 70° west. Mineralization occurs principally as silver-bearing galena. The vein is defined by trenching and underground channel sampling but has not been intersected as yet by drilling. The best trench sample contains 685 g/t Ag with 4.19% Pb over a width of 3.73 m, with underground channel samples hitting up to 460 g/t Ag and 24.61% Pb over a width of 0.52 m. Recent tunneling on the 725 m level intersected 342 g/t Ag, 17.21% Pb and 0.21% Zn over a width of 0.78 m.
T-6 Vein — This vein extends 35° northeast for 2 km along strike, dips 60° west, and averages 1.22 m in width. Drilling intersected the vein near 1,105 m elevation on section 3 hitting 250 g/t Ag and 1.8 % Pb over a width of 1.55 m. No channel samples have been taken.
T-14 Vein — This is a recently discovered vein that to date has been followed underground for only 210 m along strike on the 890 m level. The vein is a branch of the T-2 vein, strikes 350° northward, dips 80° east and is open for exploration both along strike and dip. The vein ranges from 0.2 to 1.0 m in width with silver-bearing massive to semi-massive galena identified for at least 100 m along strike. Channel samples across the vein contain up to 1,235 g/t Ag and 9.03% Pb over a width of 0.60 m. The vein has not yet been intersected by any diamond drill hole.
T-16 Vein — Exploration has just started on this vein, another newly discovered vein located 300 m east of the main TLP vein set (Veins T-1 through T-6 and T-14) in the Guodaogou anomaly area. Lead and zinc mineralization have been identified in adits in the adjacent valley, with a recent channel sample containing 4,106 g/t Ag, 45.5%Pb and 2.21% Zn over a width of 0.5 m. The vein strikes 48° northeast, dips 76° northwest and apparently has been mined for a length of 250 m above the 820 m level and below to the 730 m level. Galena is the principal ore mineral.
T-17 Vein — This is another newly discovered vein in the Guodaogou anomaly area, 300 m east of main TLP vein set. It strikes 195° southward and dips 85° west. The best channel sample intersected 433 g/t Ag and 8.45% Pb over a width of 0.6 m on the 820 m level, with two other channel samples from the same level intersecting 252 g/t Ag and 2.89% Pb over a width of 1.1 m. Grab samples from a 0.5-meter wide zone on this level contain up to 923 g/t Ag and 4.87% Pb. Recent tunneling on the 820 m level has intersected 905 g/t Ag, 11.80% Pb, 1.28% Zn and 0.13% Cu over a width of 0.55 m.
T-19 Vein — Another newly discovered vein in the Guodaogou anomaly area, this vein strikes 158° southeast and dips 68° northeast. Two channel samples from the 189 m level intersected good mineralization, one sample returning 181 g/t Ag and 4.95% Pb over a width of 0.6 m, the other returning 552 g/t Ag and 0.84% Pb over a width of 0.3 m. Recent tunneling on the 819 m level intersected 181 g/t Ag and 41.95% Pb over a width of 0.60 m.

T-20 Vein — This newly discovered vein is in the northern area of the TLP mining permit. It strikes 351° northward, dips 84° east, and ranges from 0.10 to 0.75 m in width. Mineralization has been traced along strike for 120 m and consists of silver-rich galena and sphalerite. This vein contains notably more sphalerite (zinc) than other veins at TLP mine and averages 1.46% Zn along 90 m of strike length. Underground channel samples from the 780 m level intersected up to 1,764 g/t Ag, 18.64% Pb, 3.03% Zn and 0.163% Cu across a width of 0.30 m.
b) Current Tunnelling and Drilling — LM Area
Silvercorp’s work at LM has consisted of underground tunneling and sampling, tunnel expansion, and both surface and underground drilling. During the past eight months, Silvercorp has extended the underground workings by 9,281 m and increased drilling by 12,955 m. This work has defined 13 noteworthy veins compared to the 12 noted in April. Results of much of this work are shown in figures 7, 8 and 10. The following is a vein-by-vein description of recent results:
LM-1 Vein — This vein extends for 250 m in a north-south strike direction, dips 70-80º west, and ranges from 0.2 to 0.8 m in width. The vein was discovered with tunneling at the 915 m, 875 m, and 855 m levels. Drifts through access tunnel PD855 at the 855 m level exposed a high-grade pocket containing 199 to 747 g/t Ag and 0.32 to 12.58% Pb over a width of 0.35 m. On the 838 m level, the vein ranges from 0.10 to 0.4 m in width and contains from 233 to 1,720g/t Ag and 0.81 to 9.72% Pb. Recent tunneling on the 915 m level intersected 2,434.90 g/t Ag, 5.56% Pb and 0.75% Zn over 0.20 m width in a portion of the vein.
LM-2 Vein — This is one of the largest veins yet discovered on the property. It extends for more than 1,100 m along strike in a north-south direction, dips 45° to 80º east and ranges from 0.1 to 1.7 m in width. The vein crops out above the 1,100 m elevation at surface and extends downward to the 764 m elevation level where it has been intersected by drill hole ZK402. It has been explored with 741 m of drifting along the vein on the 838 m, 830 m, 915 m and 968 m levels accessed through the PD838 and PD900 tunnels, with 137 m of crosscuts, and with four drill holes. Three high-grade pockets have been defined, ranging from 50 to 70 m in length, 0.10 to 1.05 m in width, and extending down dip to depth for at least 160 m. Tunneling on the 900 m level intersected 1,285g/t Ag and 11.78% Pb over a width of 0.50 m. Higher grades have been intersected on three other levels, including 2,400g/t Ag, 2.26% Pb over 0.40 m width on the 838 m level; 1,136g/t Ag and 3.82% Pb over 0.5 m width on the 915m level; and 1,646g/t Ag and 2.63% Pb over 0.55 m width on the 959 m level.
LM-3 Vein — This vein extends northeast for 500 m on strike, dips steeply northwest and ranges from 0.2 to 0.7 m in width. It is exposed on the surface above the 1,150 m elevation and was first intersected by a drill hole at 748 m elevation. Silvercorp has since intersected the vein with four additional drill holes, three of which intersected from 92 to 559 g/t Ag. Tunneling by the previous operator includes 773 m of drifting along the vein at the 830 m, 842 m, 862 m, 780 m, 900 m, and 914 m levels through main access tunnels PD838, PD855 and PD900. Recent tunneling on the 838 m level intersected 1,169 g/t Ag and 13.87% Pb over a width of 0.50 m. The vein is also exposed in an inclined shaft drifting on the 830 m level where it contains 1,450 to 2,100.25g/t Ag and 6.17 to 34.28% Pb over widths of 0.6 to 1.8 m.
LM-4 Vein — This vein is parallel to LM-3 and extends for almost 400 m along strike, dips 65 º to 75º northwest, and is from 0.2 to 0.4 m wide. One high-grade pocket more than 20 m long contained 128 to 2,231 g/t Ag and 0.43 to 11.28% Pb. A 136 m long drift on the 915 m level was extended along the vein by the previous operator through main access tunnel PD900. Tunneling on the 915 m level intersected 2,231 g/t Ag, 4.40% Pb and 2.09% Zn over a width of 0.2 m.

LM-5 Vein — This vein is 1,500 m long, strikes northeast and dips 60º to 75º northwest. Exploration has been focused on the 838 m level, including 114 m of drifting and 147 m of crosscuts through main access tunnel PD900. The vein is 0.15 to 1.0 m wide and contains 23 to 3,310 g/t Ag and 0.91% to 14.48% Pb. Tunneling on the 838 m level intersected 3,310 g/t Ag and 4.70% Pb over a width of 0.20 m, and drill hole ZK51A02 intersected 1021.8 g/t Ag and 1.15% Pb over a width of 1.41 m.
LM-6 Vein — This vein is 30 m west and parallel to LM-5. It is about 550 m long and dips steeply northwest. Tunneling on the 838 m level has intersected 50 to 1,217 g/t Ag, 1.03 to 10.43% Pb and 0.28 to 2.49% Zn over widths of 0.2 to 0.55 m.
LM-7 Vein — This is a silver-rich vein containing very little lead. It is 500 m long, strikes northeast, dips 45° to 50° northwest and is up to 10 m wide. The vein has been explored by tunneling, including 25 m of drift on the 924 m level and 8 m of drift at the 870 m level through main access tunnel PD924. Tunneling on the 870 m level encountered 485 g/t Ag and 3.94% Pb over widths of 1.60 m.
LM-8 Vein — This is one of main veins in Xigou area (west section of LM). It contains highgrade silver, a moderate amount of lead and minor zinc. The vein is more than 500 m long, dips steeply southwest, is from 0.1 to 1.7 m wide, and is cut off by the LM-7 vein at its southeast end. It is exposed for more than 200 m along strike and more than 180 m down dip on the 924 m, 900 m, and 860 m levels. Tunneling on the 900 m level intersected 2,288 g/t Ag and 0.40% Pb over a width of 0.70 m. Diamond drill hole ZK10201 on section 102 intersected 1,595 g/t Ag and 2.98% Pb over a width of 0.50 m at the 780 m elevation. More than 49 m of drift and three drill holes have been completed along the vein. One hole (ZK10202) LM-8-3 intersected 903 g/t Ag and 2.05% Pb over a width of 0.31 m at the 763 m level. The second and third holes hit only vein structures.
LM-8, LM-8-1 and LM-8-2 Veins — These are three high-grade silver veins which have been intersected by drill hole ZK 10201. LM-8, which is 8 m east of the main LM-8 vein, is 0.31 m wide and contains 1,595 g/t Ag and 2.98% Pb. LM-8-1, 22 m east of LM-8, is 1.12 m wide and contains 374 g/t Ag and 1.48% Pb. LM-8-2, 36 m west of LM-8, is 0.68 m wide and contains 454 g/t Ag and 0.43% Pb. These three veins are not exposed on the surface and their dimensions have yet to be determined. Additional tunneling and extra drill holes will be necessary to define their strike and dip dimensions.
LM-12 Vein — This vein is revealed only by tunneling on the 924 m level through main access tunnel PD924. It trends northeasterly and dips 65º northwest. A 457 m long drift developed along the strike of the vein intersected three high-grade pockets totaling 112 m in length with an average width of 0.37 m. The vein contains high-grade silver with moderate amounts of lead and zinc. The best sample on the 924 m level contains 1,896 g/t Ag, 4.19% Pb and 0.88% Zn over a width of 0.60 m.
LM-14 Vein — This vein extends for 320 m on the surface with a northwest strike and dips 70º northeast. A total of 171 m of drifting follows the vein on the 975 m, 960 m, and 916 m levels through access tunnel PD7 and PD8. Tunneling defines a high-grade silver/lead pocket extending 70 m along the 970 m level and 30 m along the 916 m level. The vein varies from 0.25 to 0.70 m in width. Tunneling has intersected 1,568 g/t Ag, 3.36% Pb and 1.93% Zn over a width of 0.60 m on the 916 m level and 816 g/t Ag, 28.10% Pb and 0.40% Zn over a width of 0.55 m on the 972 m level.
LM-16 Vein — This vein, which is not exposed on the surface, has been followed underground on the 916 m level for 44 m along strike. It trends northwest, dips 65° to 70° northeast, and averages 0.50 m in width. Tunneling on the 916 m level intersected 1,289 g/t Ag, 1.88% Pb and 0.10% Zn over a width of 0.70 m.

LM-18 Vein — Discovered by tunneling on the 968 m and 915 m levels through access tunnels PD968 and PD900, respectively, this vein trends northeast, parallel to the LM-3 vein, and dips 60 to 75º northwest. It has been explored by recent tunneling, including 83 m of drifting on the 968 m level and 238 m of crosscutting on the 915 m level. Significant silver/lead mineralization was intersected on the 968 m level with grades ranging from 173 to 849 g/t Ag and 0.91 to 7.77% Pb over widths of 0.2 to 0.4 m.
LM-20 Vein — This is a new vein discovered by drill hole ZK10202 at the 860 m level. The hole intersected 1,509 g/t Ag and 5.93% Pb over a width of 0.47 m.
The TLP-LM mine contracts out surface and underground drilling to two underground and two surface drill contractors
6) Mineralization
The 6.37-square-kilometer TLP—LM project is crossed by numerous mesothermal silver/lead/zinc rich quartz-carbonate veins in steeply-dipping fault-fissure zones that cut Precambrian gneiss and greenstone. At least 15 major mineralized vein structures have been identified and mapped in the TLP—LM area to date, while an equal number of smaller mineralized veins have been identified but have not yet been explored or developed.
a) Vein Structure
The TLP—LM vein systems are structurally similar to those of the adjacent Ying project, occurring as steeply dipping fault-fissure zones that commonly trend northeast-southwest, less commonly north-south, and rarely east-west. The veins at TLP all dip westward while the veins at LM dip steeply both east and west. Prior mining and stoping at TLP indicate the mineralization along Vein II and I have a fairly shallow plunge toward the north. These structural zones extend for hundreds of meters to a thousand meters or more along strike. Altered andesite or diabase dikes together with fine-grained silica or quartz-carbonate veining occasionally fill these structures, or they may be expressed as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.
b) Character Of Veins
The TLP—LM veins are mineralogically similar to the veins of the Ying project, with any mineral differences between the areas likely due to district-wide mineral zonation at different levels of exposure, analogous perhaps to the broad-scale zonation patterns observed in other mesothermal silver/lead/zinc districts such as the Coeur d’Alene district, U.S.A.
The 24 veins identified to date in the TLP—LM mines are all mineralized. Underground sampling at various levels in the exploration and development workings along or across these veins indicates that a significant amount of the filling material in the vein is strongly mineralized and contains an average of approximately 30% galena, 1% chalcopyrite and 1% sphalerite over widths of 0.2 m to 1 m or more. Other metallic minerals present in much smaller amounts include pyrite and hematite together with very sparse amounts of the silver sulfide mineral, acanthite.
The metallic minerals are confined to the veins, occurring either as massive accumulations or disseminations. Much of the galena in the TLP—LM veins occurs in massive tabular lenses consisting of coarse crystalline aggregates to fine granular “steel galena”. These bodies can be up to 1 m thick and 100 m or more in vertical and horizontal dimensions.

Most of the silver in the TLP—LM veins is present as microscopic inclusions in the galena. It appears that silver-to-lead ratios are distinctly different between veins of the northern TLP area (“North Zone”) and the southern TLP and LM area (“South Zone”). Based upon the 15 verification samples for this Technical Report, the “South Zone” veins appear to have much higher silver-to-lead ratios (90 — 130 grams silver for each percent lead) than veins from the “North Zone” (5 — 15 grams silver for each percent lead), and proportionally less gold. This apparent difference could well be a result of zonation or level of exposure, however this observation is based upon a statistically very small number of samples and at least several hundred samples will be needed to confirm this zonation.
The gangue in the TLP—LM vein systems consists mostly of fine-grained silica with zones of quartz-carbonate minerals and occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite, in contrast to siderite, which is the most common carbonate gangue mineral in many mesothermal silver/lead/zinc districts. In the Coeur d’Alene district, for example, siderite is closely associated with the sulfide ore minerals, whereas ankerite occurs farther away from the ore, and calcite is present as a distal carbonate mineral.
Wall rock alteration commonly consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification and ankerite on fractures. The vein systems appear to persist or even strengthen at depth with many veins exposed in the underground workings often significantly richer in silver/lead/zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or, more likely, is zoned and becomes richer at depth.
The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulfide minerals are mixed with secondary oxide minerals in the vein, with sulfides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulfides are present with little or no oxidation.
The TLP system also contains some epithermal veins and veinlets. These veins contain abundant large vugs lined with carbonate and they either crosscut or follow some of the mesothermal filled structures.
During 1995, the Henan government’s Brigade 6 team of the Henan Bureau of Geological Exploration on Non-Ferrous Metals conducted some mineralogical research on the TLP deposit. This research identified 55 minerals by the analysis of polished sections, thin sections, heavy placer minerals and X-ray diffraction. The minerals include 19 species of silver/lead minerals, 16 types of other metallic minerals and 10 varieties of non-metallic gangue minerals. The silver/lead minerals include native silver, argentite, polybasite, freibergite, canfieldite, proustite, cerargyrite, acanthite, bromchlorargyrite, cuprargyrite, pyrargyrite, silver-bearing tetrahedrite (freibergite), galena, boulangerite, cerussite, mimetite, bindheimite, anglesite, and lead-bearing manganite. Other metallic minerals include sphalerite, covellite, pyrite, chalcopyrite, chalcocite, tetrahedrite, malachite, chalcophanite, siderite, magnetite, goethite, hematite, jarosite, pyrolusite and psilomelane. The gangue minerals are quartz, sericite, dolomite, calcite, hornblende, chlorite, biotite, plagioclase, potash feldspars, muscovite, illite, fluorite and kaolinite with accessory minerals of rutile, zircon, barite, anatase, apatite and others.

Following is a table of the average mineralogy of the mined and blended ore:
Average Mineralogy of the mined and blended ore

Mineral	(%)
Galena	2.1
Cerussite	0.5
Anglesite	0.2
Sphalerite	0.2
Chalcopyrite	0.1
Covellite	0.1
Pyrite	0.3
Hematite + Limonite	6.0
Carbonate Minerals	42.5
Quartz	30.0
Sericite	2.5
Biotite	4.5
Chlorite	4.0
Hornblende	2.0
Psilomelane	1.5
Clay Minerals	1.4
Feldspars	2.0
Organic Carbon	0.1
The most abundant ore mineral is galena, which ranges in size from coarse grained (1 — 1.5cm) to fine grained (0.1 — 1.5mm). Galena is the principal lead mineral and it contains some byproduct silver. Electron-microscopy indicates that the silver in galena occurs as inclusions of silver minerals, primarily canfieldite with minor amounts of acanthite (originally argentite) and native silver. The second most important ore mineral is freibergite (silver-bearing tetrahedrite). Electron-probe analysis indicates the freibergite contains from 2.5% to 20.3% silver.
7) Sampling, Analysis and Security of Samples
a) Sampling Method and Approach
Silvercorp prepared underground plan (or level) maps and transverse and longitudinal sections of the TLP and LM mines for this examination by incorporating current and historic sampling and assaying results. The locations and widths of mineralized veins in underground mine workings are posted on the maps and sections. Some of the maps also provide Ag-Pb-Zn assay results along the veins. These maps were made available and inspected during the January 2008 site visit and subsequent data reviews.
Historical and current work consists of sampling and assaying of rock outcrops and tunnels from the underground mines on the property. Several Chinese government geological teams carried out the historical exploration in a highly professional manner under guidelines established by the Chinese government. Channel samples were collected in surface trenches, bedrock outcrops, and underground tunnels and adits. Samples were cut across the true width of the vein in channels 10 cm wide and 5 cm deep, yielding approximately 3 to 15 kg of material for each 0.3 to 1.2 m interval, depending on width of the mineralized vein. Drill cores from mineralized zones in the TLP—LM area were split by sawing one piece of core at a time with one half placed in the core box for archival purposes and the other half bagged for shipment to a laboratory for assay.
The myriad of fault-fissure structures that cut the gneissic bedrock of the TLP—LM area are not everywhere mineralized. Veins occur only intermittently along these structures, appearing and disappearing along strike and dip. Silvercorp’s exploration consists of horizontal tunneling along the veins with raises or inclines driven to access the veins at other elevations, and by core drilling to intersect the veins at other strategic locations. Such methods are typical of those commonly used elsewhere in the world to explore for similar type vein deposits. The examination of Silvercorp’s exploration program at TLP—LM indicates this work is being competently done.

The following is a statistical summary of Silvercorp’s development and sampling efforts, current as of August 31, 2008:
Development and Sampling Efforts

	TLP	LM
Diamond core holes	36	53
Meters of drill core	12,789	12,955

Meters of new UG development drifting	9,499	8,993
Total meters new & historical tunneling	52,951	28,469

Number of core samples	1,284	1,656
Number of channel samples	6,081	2,991

Total Samples	7,365	4,647
This statistical summary was not available for the TLP mine at the time of the January 2008 site visit but these updated statistics appear quite reasonable based on our visit and the information subsequently supplied to us.
We have little firsthand knowledge of the sampling activities or the sampling methods previously mentioned, but our on-site inspection indicated that previous workers had indeed collected samples at approximately 5 m intervals for assay along veins and outcrops within the TLP—LM area as indicated on the existing maps and sections. We observed core drilling underway at the surface and in the underground workings during our January 2008 site visit; however, we did not examine any drill data or drill core data from these properties.
We have no personal knowledge of the conduct, supervision, controls, sample preparation, analysis or security of samples collected by the company or personal knowledge of any possible sampling biases, core drilling, core recovery, storage and shipment of core, trench or tunnel sampling, control, supervision, or nature of developments made by others and have relied on the company-prepared descriptions provided above.
Drill core recoveries at TLP—LM are influenced by rock lithology. The rock appears to be quite competent, as the mine requires no artificial support for underground adits, drifts, inclines, stopes or raises, even over several large expanses. An exception is wider fault zones where wood supports are sometimes necessary to support the broken ground. The considerable rock strength allows a rapid rate of progress in driving the underground workings and contributes to a more efficient extraction of ore. This in turn likely reduces the cost of extracting the ore. Based upon these factors, drill core recoveries are usually quite good.
b) Verification Sampling
One of the authors, C. Broili, and a former author, D. Boleneus, conducted verification sampling during their visit to the TLP-LM project in January 9-13, 2008. Mr. Broili and Mr. Boleneus are both qualified independent persons as currently defined by NI 43-101. During the site visit a total of 15 verification samples were collected from selected points across the veins accessed from the adit level entries identified as PD 730, PD 800 and PD 924 of the TLP mine and across the veins accessed from the adit level entries identified as PD 838 and PD 915 of the LM mine.
These vein verification samples were collected to verify and compare with the assay grades and widths posted on Silvercorp’s level maps. Our sampling consisted of continuous chip samples across the true width of the veins except for a few discontinuous chip samples collected across the veins. The sampling consisted of 1 to 4 cm sized chips of rock collected continuously or discontinuously along a line perpendicular to the strike of the vein. The sampled veins ranged from 0.1 to 2.5 m in width, with each sample weighing 1 to 5 kg for each 0.1 to 1 m interval. The veins consisted of quartz and carbonate minerals mixed with various sulfide minerals. The sulfide minerals are either massive or disseminated, have a bright metallic luster and are readily distinguished from non-mineralized wall rock. There is no reason to suspect sampling bias using these methods. Each sampled location was photographed.

Silvercorp’s level maps all use geologic symbols to show location and thickness of various sample sites, but only some have thickness and tenor of vein intercepts posted on the maps whereas others do not, as listed in the following table:
Some Level Maps and BK Sample Numbers

The following maps provided by Silvercorp:	Level map	BK Sample numbers
(1) Showed vein intercepts and assay values posted on these maps:	TLP level map 924 (also shows levels 900 and 860)	BK-08, -09, -10, -11
	LM level map PD900	BK-13, -14
	LM level map PD838	BK-5, -16)
(2) Did not show vein intercepts and assay values posted on these maps:	TLP level map PD730	BK-01, -02, -06, -07
	TLP level map PD710	BK-03
	TLP level map PD720	BK-04, -05
	TLP level map PD800	BK-12)
The results of our verification sampling closely approximate the assay values on the maps for which values were posted, i.e. the samples in group (1) of the above table. The other verification samples, group (2) above, verified only the presence of the vein as represented by geologic symbols on the level maps.
Mr. Moran of Vetrin Mine Planners visited the TLP and LM project site between October 5 — 11 of 2008. Tours were made to several levels of the LM mine site and to the 730 m level of the TLP mine. A review of the methodology and accuracy of the resource calculation for the TLP and LM projects was preformed in order to validate volumes, sample locations and grades.
A random selection of 16 blocks within veins II and III of the TLP resource and 1 block of the #17 vein contained within the LM resource were selected for evaluation.
Four sample locations, two from each of veins II and III, were located underground to visually confirm their locations relative to their placement on the resource maps and to confirm the published vein widths.
The indicated Block 84 of vein II contained diamond drill hole #ZKT 5701 as the one source of data used to compile the block volume and grade. The assays published for this diamond drill hole indicated the presence of copper (0.03%). Chalcopyrite was observed within the sawn half of the core to confirm the presence of copper.
A request was made to provide assay certificates from a certified assay lab. Five random resource blocks were selected and the Silvercorp compiled sample number was broken down to the individual assay numbers. The assay certificates for these individual samples were requested to confirm both the source of the lab and that the transfer of the assay results was accurate.
Mr. Moran found the resource volumes and sample locations of the randomly selected resource blocks to be accurately represented in the resource tables and maps provided by the Silvercorp staff. The percentage of assay certificates provided range from 20% to 45% of the total assays used to compile the five designated resource blocks.

Sample preparation and analysis of the historical and current samples were completed either by the Langfang Laboratory of Hebei Province near Beijing, an ISO 9001-accredited facility, or by the Number 6 Lab of the Non-Ferrous Metals Geology Prospect Bureau of the Chinese government, located in Luoyang, Henan Province. Both labs are accredited and certified by the Chinese government and are well known and respected for their analytical work in China. Their sample preparation procedure consists of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing the sample to 200-mesh size. The 200-mesh sample is split again and 100 grams is used for final assay.
The Number 6 Laboratory utilizes a two-acid digestion and atomic absorption (AAS finish) spectrometry as an assay method on a 0.5 gram analysis of this sample for silver, lead and zinc. A modified process for higher-grade materials utilizes titration. The Langfang Laboratory utilizes the inductively coupled plasma (ICP-AES) spectrometric process for its lead, zinc and silver assaying.
The authors of the current Technical Report have no personal knowledge of the conduct, supervision, controls, sample preparation, analysis or security of samples from historical or company work conducted previously, or knowledge of developments made previously by others but rely on the company-prepared description given above.
c) Verification Samples
The verification samples collected during the January site visit were sent to ALS Chemex Laboratory in Guangzhou, China. This laboratory prepared the sample pulps, which were then shipped to the ALS Chemex laboratory in Vancouver, BC, Canada, for analysis. The ALS Chemex laboratories in Guangzhou and Vancouver both hold ISO 9001:2000 registrations and ISO/IEC 17025:2005 accreditations. One author, Mr. Broili, has inspected the preparation and analytical facilities of the ALS Chemex laboratories in Vancouver and in Belo Horizonte, Brazil, but not in Guangzhou. ALS Chemex is noted for maintaining a rigorous routine that can track any possible problems occurring in the sample preparation stage or analytical stage. They are adamant about standardized sample processing and all the processing machinery at their various labs are manufactured in Australia. Statements and policies about ALS Chemex laboratory registrations and certifications, sample preparation procedures, fire assay procedures and other analytical procedures, routine quality control, proficiency testing, assessment procedures, evaluation of routine quality control, quality control reports, round robin testing, sample preparation quality control, and confidentiality of data and data security are outlined in documents on ALS Chemex’s website.
Laboratory procedures: The laboratory procedures for sample preparation consist of weighing, drying and crushing of the entire sample to minus-2 mm followed by reducing the entire sample in a riffle splitter to a 250 g subset. The 250 g subset is then pulverized to 75 um (microns) using a flying puck in a ring-disk-type grinding mill (Prep-31). The 250 g subset provides adequate weight of homogenized sample for each of the gold (Au), silver (Ag), lead (Pb), zinc (Zn) and copper (Cu) analysis.
Assay for gold uses a 30 g subset, which is subjected to fusion by fire assay followed by AAS finish (Au-AA23). Assay for silver also uses fusion by fire assay upon a 30 g subset of the sample with a gravimetric finish (Ag-GRA21).
Assay for copper, lead and zinc uses a 50 g subset digested for three hours in concentrated aqua regia acid solution. From this analysis, lead and zinc are assayed by AAS (atomic absorption spectrometry) (Pb-Zn-AA46) method and copper is assayed by ICP-AES (inductively-coupled plasma atomic emission spectrometry) (Cu-OG46) method.

Our verification sampling included no duplicate samples or blanks; however, duplicates and blanks are used at the ALS Chemex laboratory as a normal course of their work to ensure their quality control standards are met. One sample was ordered to be re-assayed after receipt of original results, due to the high silver value. This high value was confirmed by the second analysis.
Chain of custody: Our verification samples were in the author’s possession at all times and securely stored in a locked room until the samples were personally packed and shipped via Chinese mail carrier to the ALS Chemex laboratory located in Guangzhou, China. A chain of custody can be assured for samples collected from time of collection at the project site to time of shipment to laboratory. ALS Chemex then shipped the prepared pulps from Guangzhou, China, to the analytical laboratory in Vancouver, BC, Canada.
The authors of the TLP-LM Report believe the sample preparation, security and analytical procedures are adequate for purpose of this verification process.
8) Data Verification
As part of this examination, the authors spent seven days (January 9 to 15, 2008) meeting with company representatives, visiting underground mine sites and reviewing a vast array of technical and other historical information on the TLP-LM project in Silvercorp’s offices near the Ying mill site in western Henan Province, China. The TLP-LM project is accessed by 10 to 14 km of paved and unimproved roads along drainages leading south from the Ying mill site. Company personnel are housed at the mill site and near the adit sites. The Ying mill site is approximately 150 km west of the city of Luoyang and 300 km west of the city of Zhengzhou, also in Henan Province. The TLP mine was examined from three different adit entries and the LM mine from two adit entries. The authors were given unrestricted access to information consisting of various reports, maps, surveying data, and geological and geochemical technical data collected by drilling, trenching, tunnelling and vein sampling, much of which was carried out intermittently over the past year. Much of the information was in Chinese and required translation. Inconsistencies in the information were reconciled to the authors satisfaction.
The Ying mill site processes the ore from the mine sites at a feed rate of up to 1,000 tons per day. The mill uses crushing, grinding and spiral separators to liberate minerals containing lead, zinc, copper, gold and silver values. Final recovery of the valuable mineral product is by their concentration in the mill’s zinc and lead froth flotation circuits. The froth flotation concentrate is then dried using disk filters followed by shipment to a smelter in Zhengzhou where the metals are recovered.
The following TLP and LM mine sites were examined (numbers indicate elevation of the entry in meters above sea level):
TLP adit entries:	PD 730, PD 800 and PD 924

LM adit entries:	PD 838, PD 915

The on-site examination conducted for the purpose of verification and assurance of quality control of data consisted of the following:
1.
Mine sites: As part of this examination, Mr. Broili and Mr. Boleneus located the adit entries by use of maps and GPS receiver and traversed all of the tunnels on foot using tunnel (level or plan) maps to visually locate, document, verify and confirm various veins against data posted on the company level map. Randomly selected underground features and mineralized veins were also inspected during this tour. Some diamond drill cores were examined but not sampled. Faults and mineralized veins were examined and the general tenor upon visual inspection seemed to compare favorably with metal values posted on level maps.

2.
Historical data: Historical data collected during the 1990s were reviewed along with company data that were posted together on maps and sections. The historical data consists of topographic surveys, stream sediment geochemistry surveys, induced polarization surveys, engineering mapping, geological mapping, drilling and logging, trenching, and analytical work.

3.	Geology: The local geology and occurrence of veins, both in the underground mines and on the surface, were visually inspected
4.
Confirmation of metal values and veins: Verification samples were collected from selected higher grade parts of the mineralized veins to confirm the company’s assay values posted on level maps. These samples were sent to ALS Chemex laboratories for assaying. The verification samples confirm the tenor of the ore as portrayed on the company maps. Additionally, the bearings of the veins were verified by handheld compass readings. Finally, the lengths of the tunnels where they intersected veins were verified against level maps. These comparisons showed that the values posted on company maps compared closely with visual estimated with the locations, tenor and widths of veins located in underground mine workings. Samples appear to have no sampling or recovery difficulties that would affect the reliability of the results.

9) Mineral Resource Estimates
Mineralization at TLP and LM is polymetallic and mineral resources are reported in terms of a silver-equivalent grade, as well as separate individual metal grades. The mineral resource estimates were calculated at 50 g/t silver equivalent and at 150 g/t silver equivalent cut-off, respectively, updated August 31, 2008.

Summary of Mineral Resource Estimates at TLP Project and LM Project Mines at 50 g/t cut-off
(August 2008)

				Average Grade					Contained metal
		Thick-						Ag
		ness	Tonnage	Ag	Ag	Pb	Zn	Equival-				Ag Equiv*
Mine	Resources Type(3)(4)	(m)(1)(2)	(t)	g/t(5)	oz/t	%	%	ent	Ag(oz)	Pb(t)	Zn(t)	(oz)
TLP	MEASURED(6)	1.54	910810.53	118.95	3.82	2.86	0.15	239.45	3483247.97	26009.07	1407.32	7226666.29
	INDICATED(7)	1.56	3247978.40	144.91	4.66	2.17	0.11	236.29	15132435.21	70333.56	3490.12	25207201.20
	MEASURED+INDICATED	1.56	4158788.93	139.23	4.48	2.32	0.12	236.98	18615683.18	96342.63	4897.44	32433867.49
	INFERRED(8)(9)	1.49	2708160.84	142.61	4.59	2.40	0.11	243.76	12417351.96	64910.07	3081.57	21693962.87
LM	MEASURED(6)	0.64	118396.79	254.12	8.17	2.17	0.22	345.60	967327.44	2566.76	258.16	1354959.21
	INDICATED(7)	0.75	244077.38	256.13	8.23	2.08	0.26	343.87	2009885.09	5075.04	646.33	2797058.30
	MEASURED+INDICATED	0.71	362474.17	255.47	8.21	2.11	0.25	344.43	2977212.52	7641.80	904.49	4152017.52
	INFERRED(8)(9)	0.57	106530.52	238.41	7.67	2.93	0.21	362.07	816571.55	3121.91	227.82	1274890.60

*	Ag Equivalent is calculated using US$6.50/oz Ag, US$0.40/1b Pb, and US$0.45/1b Zn. These calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

(1)
The average thickness of veins in the measured mineral resource category at TLP mine is 1.54 m. Veins in the indicated category average 1.56 m thick and combined measured plus indicated thickness is 1.56 m. Veins in the inferred resource category average 1.49 m in thickness.

(2)
The average thickness of veins in the measured mineral resource at the LM mine is 0.64 m, veins in the indicated category average 0.75 m thick and combined measured plus indicated thickness is 0.71 m. Veins in the inferred resource category average 0.57m in thickness.

(3)
The resources have been calculated using a 50 g/t Ag equivalent using the formula of: Ag (Equiv. = g/t Ag + (22.0462 (%Pb X Pb Price/Ag Price)). Silver is grams per tonne (g/t). The price schedule is: Ag is US$6.50 per troy ounce and PB is US$0.40 per pound.

(4)	The resource calculated refers to in situ tonnes and grade and includes no dilution.

(5)	The following parameters must be met to calculate a 50 g/t Ag (Equivalent). Grade of Ag must be greater than 20 g/t Ag and the minimum grade of Pb must be greater than 0.3% Pb.

(6)	“Measured” resource blocks are defined by continuous channel samples and ship samples taken from tunnels and drifts and are projected 20 m above and below a tunnel and 20 m projected along strike.

(7)
“Indicated” resource blocks are defined above and below a “measured” resource block and are projected no further than 40 m. For indicated blocks projected from drill holes the distances are not greater than 80 m. Block boundaries are defined as mid-points between drill holes.

(8)
Resource blocks categorized as “inferred” use a mineralization ratio to estimate the portion of the block above the cut-off values. This ratio is based upon the length of the adjacent tunnel or drift along the vein having values above the equivalent silver cut-off grade divided by the total length of the tunnel or drift. The mineralization ratio (MR) is used as a factor to calculate the inferred tonnage resource. Block projections are limited to 160 m where veins have been intercepted by deep holes; blocks not intercepted by drill holes were projected by 80 m.

(9)	The average MR for inferred resources at the TLP Mine is 39.19% and the average MR for the LM Mine is 18.05% for Xigou veins and 30.66% for the Dongou veins.

Summary of Mineral Resource Estimates
at TLP and LM mines at 150 g/t cut-off
(August 2008)

										Ag	Contained Metal Resource
	Ore		Thickness			Ag			Ag	Equiv*				Ag Equiv.*
Location	Type	Resource Category	(m)(1)(2)	Tonnes	Ag(g/t)	(oz/t)	Pb(%)	Zn(%)	Equiv*(g/t)	(oz/t)	Ag(t)	Pb(t)	Zn(t)	(oz)
TLP	Oxidized ore	Measured	2.73	172,765	245	7.87	3.46	0.00	390.61	12.56	42	5,971	7	2,169,663
		Indicated	2.01	609,434	291	9.36	2.07	0.01	378.51	12.17	177	12,621	46	7,416,492
		Measured & Indicated	2.13	782,198	281	9.03	2.38	0.01	381.19	12.26	220	18,592	54	9,586,156
	Primary ore	Measured	1.23	462,112	157	5.06	4.06	0.15	328.55	10.56	73	18,751	710	4,881,281
		Indicated	1.40	1,093,585	205	6.59	3.41	0.11	349.01	11.22	224	37,324	1,251	12,270,988
		Measured & Indicated	1.34	1,555,697	191	6.14	3.60	0.13	342.93	11.03	297	56,075	1,961	17,152,269
	Oxidized & Primary Ore	Measured	1.45	634,877	181	5.82	3.89	0.11	345.44	11.11	115	24,722	717	7,050,944
		Indicated	1.57	1,703,018	236	7.58	2.93	0.08	359.57	11.56	402	49,945	1,297	19,687,480
		Measured & Indicated	1.54	2,337,895	221	7.10	3.19	0.09	355.73	11.44	517	74,667	2,014	26,738,424
		Inferred	1.45	2,515,832	145	4.65	2.37	0.07	244.80	7.87	364	59,689	1,639	19,801,062
LM		Measured	0.49	79,874	374	12.03	2.60	0.30	484.03	15.56	30	2,080	242	1,242,994
		Indicated	0.73	154,006	402	12.93	2.70	0.34	516.35	16.60	62	4,162	516	2,556,680
		Measured & Indicated	0.63	233,881	393	12.63	2.67	0.32	505.31	16.25	92	6,242	758	3,799,675
		Inferred	0.84	133,781	248	7.97	1.91	0.27	328.39	10.56	29	3,095	376	1,412,447

*	Ag Equivalent is calculated using US$6.50/oz Ag, US$0.40/1b Pb, and US$0.45/1b Zn. These calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

(1)
The average thickness of veins in the measured mineral resource at a 150 g/t Ag equiv. cut-off at the TLP mine is 1.45m. Veins in the indicated category average 1.57 m thick and combined measured plus indicated thickness is 1.54 m. Veins in the inferred resource category average 1.45 m in thickness.

(2)
The average thickness of veins in the measured mineral resource at a 150 g/t Ag equiv. cut-off at the LM mine is 0.49 m, veins in the indicated category average 0.73 m thick and combined measured plus indicated thickness is 0.63 m. Veins in the inferred resource category average 0.84 m in thickness.

10) Mining Operations
Two mining methods which have been successfully applied at the company’s Ying mine will be adopted at the TLP and LM mines.
1) Short-Hole Shrinkage Stoping:
This has been employed worldwide as one of the most successful mining methods for narrow veins. The system begins with undercut drifting exposing the vein in the back of the drift. A bypass drift is then driven from where crosscuts at approximately 8 m spacing is driven. The crosscuts which intersect the vein act as draw points for the loading out of ore. Two raises are driven at each end of the stoping block.
The typical size of a stope is 50 m along strike of the vein and approximately 40 m in height. Two access raises approximately 1.8 m by 1.8 m are driven providing access to the stope and services air, water and ventilation. The average width of all veins in the TLP mine is 1.57 m and where 0.8 m is the minimal width that can be mined using short-hole shrinkage with very little dilution. Veins which are less than 0.8 m must be diluted to 0.8 m with the assumption that the waste contains no grade. It is expected that 80-85% mining recovery of in situ resources is possible.

The mining crew normally consists of two Jack Leg miners. A 1.8 m round is blasted filling the void below as the mining proceeds upwards. While the crew is mining upwards only approximately 30% of the ore may be extracted from the stope until the entire stope is mined at which point all ore may be extracted. During the initial phase of mining, expected production is 50-75 tons per day per stope. The mine plan is a combination of completed and developing stopes. The crew drills and charges the holes with cartridge explosives and ignite the blast with tape fuse. A second crew will return to the stope after the smoke has cleared from the previous round. Ventilation air and water are carried up the raises to the stopping level. Loading of the ore from the draw points is by hand to diesel tricycle carts or hand carts.
Shrinkage stoping is calculated to a minimum mining width of 0.8 m. The mining recovery is 80~85%.
The minable measured and indicated resources are calculated using dilution factors, ranging from 20% to 70%, and mining recoveries ranging from 80% to 85%. The calculation formula of dilution factor is as follows.
DF=(0.8-V) x SGwaste / (VSGore + (0.8-V) x SGwaste) x 100 V: width of vein (m); SGwaste: special gravity of waste; SGore: special gravity of veined ore. Assuming that the waste contains no grade.
2) Re-suing
The re-suing methods involve first blasting narrow ore veins between 0.l and 0.40 m in width.
After the ore is blasted and loaded from steel mill holes which are constructed as the stope is mined upwards, the waste on the footwall and hanging wall is blasted to maintain a minimum mining width of 0.8 m. The stope will contain no ore when mining is complete in contrast to the method above. The stope is left filled with waste from the slashing of the footwall and hanging wall waste necessary to maintain a minimum mining thickness.
For the re-suing method, the dilution factor is 15% and mining recovery is 90%.
a) Concentrate Sales Contracts
As a general practice, Silvercorp sells its lead concentrates produced in the TLP and LM mines directly to local smelters instead of paying treatment charges and selling metals on the markets. Concentrate sales prices are shown in the following table and Silvercorp is responsible only for packaging and uploading of concentrates.
Sale Prices of Lead Concentrates

(Pb%)	(%)	(Ag g/t)	(%)	(Au g/t)	(%)
≥ 60	82	≥ 500	78	≥ 1.0	50
55-59.99	81	≥ 1000	79	≥ 3.0	60
50-54.99	80	≥ 1500	79.5	≥ 4.0	70
45-49.99	78	≥ 2000	80	≥ 5.0	80
40-44.99	76	≥ 2500	80.5	≥ 8.0	85
35-39.99	72	≥ 3000	81	≥ 10.0	88
30-34.99	67	≥ 4000	81.5
25-29.99	60	<500

Notes:

(1)	Pb price in lead concentrate and massive galena ore:

Ppbconc. = Psh x Fp (A value-added tax rate of 13% is included)

Ppbconc.: Price of lead metal (RMB/tonne Pb metal) in Pb concentrate and massive ore

Psh: Weighted average price (RMB/tonne Pb metal) of lead bullion published on www.shmet.com (Shanghai metal information website) in the month when the Pb concentrate or massive ore was sold

Fpb: Factors based on various Pb grades in Pb concentrates and massive ore

*	For Pb concentrate and massive ore with Pb grade of 15-19.99%, the price is 8,800RMB/t metal

*	For Pb concentrate and massive ore with Pb grade less than 15%, the price is negotiable

(2)	Ag price in lead concentrate and massive galena ore:

(A tax rate of 13% is included)

Psilver = Pex.silver x Fsilver

Psilver: Price of silver metal (RMB/g Ag metal) in Pb concentrate and massive ore

Pex.silver: Weighted average price (RMB/g Ag metal) of #2 Silver published on www.exsilver.com (China silver metal information website) when the Pb concentrate or massive ore was sold

Fsilver: Factors based on various Ag grades in Pb concentrates and massive ore

(3)	Au price in Pb conc. and massive ore:

Pgold = Psge x Fgold

Pgold: Price of gold metal (RMB/g Au metal) in Pb concentrate and massive ore

Psge: Weighted average price (RMB/g Au metal) of gold (99.95#) published in www.sge.sh (Shanghai Gold Exchange) in the month when the Pb concentrate or massive ore was sold

Fgold: Factors based on various Au grades in Pb concentrates and massive ore
b) Taxes
China has a 13% Value Added Tax (VAT) on sales of concentrates and a 17% VAT on articles such as materials and supplies. The 17% VAT paid on materials purchased for mining is returned to the company as an incentive to mine in China. There is no VAT on labour or services. A 2% resources tax is payable by companies as a royalty to the government.
For foreign invested companies such as Silvercorp, income tax is zero for the first two years, then 12.5% for years three to five, and 25% thereafter. Starting in 2009, Henan Found entered its fourth year of operation, and as such enjoys a 12.5% income tax rate until 2010, while Henan Huawei, operator of the LM mine, is in its third year of operation and will retain a 12.5% income tax until 2011.
According to China’s mining law, mining companies are required to pay 2% resource tax or government royalty. Other taxes such as business, city construction and school taxes are exempted for foreign invested companies.
c) Five-year Mine Production Plan
The following table lists the tonnes and grades of the five-year mine production for the TLP-LM project. The production is projected based on Measured and Indicated mineral resources using the 150 g/t Ag equivalent cut-off with 80 to 85% mining recovery rates and 20 to 70% dilution factors. After 6,600 m mine development at a cost of US$2,105,447, the TLP Project and LM Project mines can ramp-up and sustain production of over 1,000 t/d and 150 t/d, respectively.
Based on Henan Found’s 2009-2013 mine plan, the TLP mine will produce a total 1,596,000 tonnes with an average grade of 212 g/t Ag and 2.67% Pb. The LM mine will produce 268,160 tonnes with an average grade of 316 g/t Ag and 2.14% Pb.

Five-year Production Summary for the TLP and LM mines

	TLP Project			LM Project
Year	Tonnes	g/t Ag	Pb	Tonnes	g/t Ag	Pb
2009	252,000	163	2.71	44,520	338	1.68
2010	336,000	202	2.64	52,080	385	1.78
2011	336,000	216	2.78	51,149	323	2.23
2012	336,000	242	2.58	57,660	261	3.05
2013	336,000	225	2.64	62,571	289	1.85

Total	1,596,000	212	2.67	268,160	316	2.14

d) Financial Summary of Five Year Mine Plan
Based on metal prices of US$9.50/oz Ag and US$0.60/lb Pb, net profits generated from the planned five-year mine production for the TLP and LM mines are as follows:
TLP Mine: assuming total production cost of US$46.10 per tonne and using metal recoveries of 85% for Pb and 90% for Ag, Silvercorp’s share (77.5%) of projected net cash flow is anticipated to be US$0.58 million for the first year, US$4.49 million for the second year, US$5.49 million for the third year, US$5.38 million for the fourth year and US$4.74 million for the fifth year.
LM Mine: assuming total production cost of US$46.10 per tonne and using metal recovery rates of 92% for Pb and 91% for Ag, Silvercorp’s share (70%) of projected net cash flow is anticipated to be US$0.63 million for the first year, US$1.56 million for the second year, US$1.23 million for the third year, US$1.01 million for the fourth year and US$0.94 million for the fifth year.
If revenue from lead is used to cover production cost, then averaging unit silver production cost adjusted for lead credit is projected to be US$3.41/oz for the TLP mine and US$2.62/oz for the LM mine. If lead is treated as free credits and only silver revenue is used to cover the production cost, then the average unit silver production costs for the TLP and LM mines are projected to be US$7.51/oz and US$4.98/oz, respectively.
e) Payback
The mine development capital and ongoing exploration programs at the TLP and LM mines are budgeted at US$6,319,497 and US$2,515,950, respectively. The payback period for the TLP mine is one and a half years and for the LM mine is less than one and a half years.
5.3 GC Project and SMT Project
Except as otherwise stated, the information in this section is based on the technical report titled “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China” (the “Gaocheng Report”) dated April 30, 2008 and prepared by SRK Consulting by Dr. Anson Xu, Dr. Bielin Shi and Jinhui Liu. Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the Gaocheng Report which is available for review on SEDAR located at www.sedar.com.

1) Property Description and Location
The projects owned by Anhui Yangtze are shown in Figure 7 below. They are located in Yun’an County, Yunfu City, Guangdong Province, China.
Figure 7: Location Map, Yunfu, Guangdong Province
On April 24, 2008, Silvercorp reached a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”) which is a company duly organized and existing under the law of British Virgin Islands. Yangtze Gold wishes to sell and Silvercorp wishes to buy the 100 shares of Yangtze Mining Ltd. (“Yangtze Mining”) currently owned by Yangtze Gold, representing 100% legal and beneficial interest of Yangtze Mining. Yangtze Mining holds an undivided 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”) which is a joint venture company registered and authorized to do business in the People’s Republic of China, and holds certain mining and mineral exploration rights, including the Gaocheng and Shimentou properties, in China. Both parties agreed that the aggregate consideration payable by Silvercorp to Yangtze Gold for the Yangtze Mining shares shall be 427,500,000 Chinese RMB Yuan converted into Canadian dollars based on the average Bank of Canada exchange rate over 30 days prior to (and excluding) the date hereof (“Purchase Price”). The payable by Silvercorp is as follows:
•
an amount in cash equal to 40% of the Purchase Price (“Cash Payment”). Silvercorp shall deliver to Yangtze Gold the 20% of the Purchase Price in cash on the closing date, and other 20% of the Purchase Price in cash plus interest at 5.5% of that amount from the date hereof payable when Silvercorp receives its next dividend payment from its China subsidiary Company, or within 3 months, whichever is earlier;

•
that amount of common shares of Silvercorp with a cash value equal to 60% of the Purchase Price with each common share having an agreed value equal to the volume weighted average trading price of the shares of Silvercorp during 30 calendar days prior to the date hereof, that being C$8.20.

Exploration permits for the Gaocheng property and Shimentou property are listed in the following table:
Permits of the Gaocheng property and Shimentou property

		Area
Permit number	Location	(km2)
4400000630064(2)	Gaocheng	5.54
4400000630063(3)	Shimentou	9.49

Exploration Total		14.93

The following notes were prepared by Mr. Myles J. Gao, P.Geo, President and Chief Operating Officer of Silvercorp, who is a Qualified Person as defined by NI 43-101. These notes are not based on the disclosure in the Gaocheng Report:
(1)	Silvercorp’s interest in the Gaocheng and Shimentou properties is not subject to any royalties, overrides, back-in rights, payments or other agreements and encumbrances.

(2)	This permit has been reserved until September 5, 2011 to allow the Company to apply for a mining permit, and remains valid.

(3)	This permit has been extended until May 10, 2010.
2) Accessibility, Climate, Local Resources and Physiography
The Gaocheng project is located around Gaocheng Village of Gaochun Township, Yun’an County. China. Gaocheng village is located within the Gaocheng project area. There are several daily flights from Beijing or other major cities in China to Guangzhou, the capital of Guangdong Province. There is 178km freeway from Guangzhou to Yunfu, as well as railway connections. From Yunfu to Yun’an there is 17 km county highway, and then 27 km concrete paved road to Gaochun, and then 4 km concrete paved road to the Gaocheng Working area. The Shimentou project is situated 4km to the southeast of Yunfu City. This area is under the jurisdiction of Yun’an County, Yunfu City.
Altitudes in the region range from 78.0m to 378.0m above sea level (ASL), usually 150-250m ASL, with relative differences of 50-150m. The region belongs to sub-tropical monsoon climate with average annual temperature of 20.7-22° C. Winter feature short-period frosting. Rainfalls are mainly concentrated in spring and summer from March to August. Vegetations are abundant, and top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.
Streams are well developed in the area, Hashui River flows in the Gaocheng project area. There is a reservoir at the upstream near the Gaocheng project area.
The economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. The labors are abundant locally, and technical personnel are available in Yunfu and nearby cities. There is a water reservoir near and in upstream of the Gaocheng project. Local small hydro power stations and provincial electric grid are available, and 10KV power has been extended to Gaocheng project area.
3) History — Gaocheng/Shimentou Properties
Different Chinese Geological Brigades and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The exploration work prior to 2002 for the Gaocheng project is also applied to the Shimentou property. The exploration work prior to 2002 for the Gaocheng project is also applied to the Shimentou property. The following is a brief history of exploration work in the area:
•
During 1959 to 1960, No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. Related geological map and geological reports were published.

•
In 1964-1967, Comprehensive Study Brigade of Guangdong Bureau of Geology conducted a general prospecting and 1:50000 geological mapping in the area including the project area, and submitted a geological report and the survey and general prospecting.

•	In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

•	In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

•	In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

•	In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing achievements, covering the area.

•
During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive Pb, Zn, Ag, Sn, W and Bi geochemical anomalies, which covers the project area.

•
During 1990 and 2000, Guangdong Provincial Institute of Geological Survey conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive comprehensive anomalies of Pb-Zn-Ag-Sn-Mn, leading the discovery of Gaocheng deposit.

•
During 2001 and 2002, Guangdong Provincial Institute of Geological Survey conducted a general prospecting at Gaocheng project area, and defined some mineralized bodies and estimated mineral resources of the Gaocheng deposit.

•
During 2004 and 2005, Guangdong Provincial Institute of Geological Survey conducted a general prospecting at Gaocheng project area, and defined some mineralized bodies and estimated mineral resources of the Gaocheng deposit.

•
During 2006 and 2007, contracted by Yangzi, Guangdong Provincial Institute of Geological Survey conducted a detailed prospecting at Gaocheng project area to update and upgrade the mineral resources of the Gaocheng deposit.

•	During 2003 and 2004, during the campaign of Grand Investigation of National Land and Resources funded by government, the Shimentou project was assessed by a general prospecting program.

•
During 2006 and 2007, contracted by Yangzi, Guangdong Provincial Institute of Geological Survey conducted a detailed prospecting at the project area to update and upgrade the mineral resources of the Shimentou deposit.

The 2007 geological report compiled by the Guangdong Provincial Institute of Geological Survey is available to SRK, while others are not available currently.
SRK observed a very small scale of mining of lead-zinc resources on the site of Gaocheng property. The mining activity has been stopped, but there are some adits over the property area, which may provide the easy access to the mineralized bodies. There is no record and detailed information about the mining activity.
a) History of Mineral Resources
Guangdong Provincial Institute of Geological Survey conducted a resource estimate about 9 mineralized bodies for Gaocheng project for 2004-2005 exploration, but the details on the resource are not available. The institute also conducted a resource for Shimentou deposit in 2005.
China has its own classifications of mineral resources/reserves which are different from JORC or CIM codes. Prior to 1999, a letter system, such as A, B, C, D and E was used to classify categories of mineral resources/reserves, followed by a three digital system now applied to classify the mineral resources/reserves.
The Chinese government published regulations on exploration of various mineral types, in which each category of resource/reserve requires a particular geological certainty. The spacing of exploration samples which defines geological certainty for each category was determined by the complexity of the type of deposit and variations of geological parameters, such as thickness and grades. Economic parameters for estimates of mineral resources/reserves are defined and issued by authorities.

A qualified geological unit, usually a geological brigade, has to be retained for conducting exploration work, compiling geological reports, and estimating mineral resources/reserves. The term of ‘Reserves’ has a different meaning in China from the West; it is equivalent to Resources in the West, with the term ‘Resources’ meaning perspective resources. Chinese brigades also report on in situ metals contained as metal reserves.
The data of resources/reserves are sourced directly from geological reports completed by geological brigades, with the data were certified by Chinese authorities. These historical resource/reserve statements are included as part of the historical context. Cautions should be had against putting any reliance on these figures beyond this context. The figures reported do not constitute resources or reserves as defined in either the CIM or JORC codes.
4) Geological Setting
a) Regional Geology
Geologically, the projects’ area is located in the north-eastern margin of a basin, namely Luoding Basin, which is at the middle portion of uplift in Hua’nan (South China) Fold System. Structurally, the deposits of the projects occur on the intersection of a north-easterly striking faulting zone and a near east-westerly striking faulting zone. Within the basin, structural and magmatic activities were quite intensive. North-east striking structures and arc structures form the basic geological framework of the region.
The regional outcropped strata include Later Proterozoic Sinian sedimentary clastics and carbonate rocks, which host Ag-Pb-Zn multi-metallic deposits in the region, and Paleozoic Ordovician, Silurian, Devonian, Carboniferous sedimentary clastics and carbonate rocks which host some Cu-Pb- Zn, Mn and Au-Ag deposits, and Mesozoic Triassic coal-bearing clastics rocks, and Cretaceous red clastics rocks.
There are three sets of structures in the region. The north-easterly striking structure is comprised of a series of folds and faults which host some mineralized bodies. The near east-westerly striking structure is consisted of faults. The faults strike steadily, dip steeply, and possess structural breccias within the faulting zones. Alterations are intensive and extensive along both sides of the faulting zones. Quartz veins fill in the faults usually. The set of faults is the main mineralization-hosting structure. The third set of structure is the arc or ring structures including folds and faults surrounding a granite body, Daganshan granite body. Some Pb-Zn-Ag-Sn deposits and mineralization showings, as well as intensive geochemical anomalies of Au-Ag-Pb-Zn etc. distribute in the arc or ring structural zone.
Magmatic activities were quite intensive in the region. Magmatic rock bodies intruded basically in the central area of the arc/ring structure. The rock bodies include Paleozoic granite batholiths, and Mesozoic granite stocks and dykes. The Mesozoic stocks and dykes intrude in the inner zone of the arc/ring structure, and are closely related to the Pb-Zn-Ag multi-metallic mineralization in the region.
Regional geochemical surveys defined multiple anomalies of Ag, Au, Pb, Zn etc. along the arc/ring structural zone. Gaocheng deposit occurs in one of the anomalies.
Mineral resources are abundant in the region. Dajiangping Pyrite deposit, Dajinshan W-Sn multimetallic deposit, Gaocheng Pb-Zn-Ag deposit, Jianshan-Shimentou Pb-Zn-Ag deposit, Jiuquling Sn deposit, as well as many mineralization sites and showings, have been discovered in the region.

b) Gaocheng Property Geology
The Gaocheng project is located in the north-eastern margin of Luoding basin, namely Luoding Basin, which is at the middle portion of the Yunkai uplift in Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone.
Strata
The strata outcropped in the project area include Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and Cretaceous Luoding Formation of sandy conglomerate and conglomerate.
Structures
The project area is situated in the southwest part of Daganshan uplift. Structures developed in the area are mainly NWW striking Gaocheng Fault zone, NE striking Baimei Fault zone, and Songgui Fault zone. Fold structure is not developed.
The NWW-striking fault zone is the main ore-bearing structure in the deposit, and is also the most developed and the largest fault zone. Gaocheng Fault zone belongs to such structure. Most of the defined mineralized bodies (V2, V2-1, V2-2, V3, V4, V5, V5-1, V6, V7, V7-1 and V8) were found in this fault zone. The fault zone is about 4.8km long and about 2000m wide with more than ten nearly parallel faults within a granite body and the Cretaceous Luoding Formation. It generally strikes 290°, dips SSW at angles of 60-80°, and is the main mineralization hosting structure in the area.
It is relatively unclear to understand the NE-striking fault zone with limited geological controls. The fault zone includes F19 and Baimei Faults, which are also important mineralization-bearing structures. The Mineralized bodies V10 and V11 occur within the NE-striking F19 fault zone, generally striking toward 30-45°, dipping toward SE with angles of 60-75°.
Magmatic Activities
Magmatic activities in the region are intensive Palaeozoic gneissic granite and Mesozoic granite bodies. A Mesozoic granite body occurs in the property, and hosts most of the silver/lead/zinc mineralized bodies discovered.
c) Shimentou Property Geology
Strata
The strata in the Shimentou property include the Proterozoic Shawanping Formation which is consisted of granulite, schist and meta quartz sandstone, etc.; the Sinian Daganshan Formation made up of greyish black banded mica phyllite embedded with volcanic rocks, volcanic clastic rock, sedimentary tuff, pyrite formation, marlite and silicalite, which is a typical exhalative sedimentary structure, mainly distributed in Shimentou Anticline as well as Jianshan Overturned syncline; the Devonian System of a sedimentary formation made up of carbonate and clastic rocks, mainly including gravel-bearing sandstone, grit stone, fine sandstone as well as mud-included silty sandstone.

Structure
Under the influence of Songgui Fault zone, Baimei Fault zone, Gaocheng Fault zone as well as Daganshan Arc-ring Fault zone, fold and fracture structures are comparatively developed in the Shimentou property. Folds mainly include Jianshan Overturned Syncline, Datai Overturned Anticline as well as Shimentou Bracky Anticline and Tangyan Syncline, etc.; faults mainly include Dajiangping Curved Fault zone.
Folds
The axis of Jianshan Overturned Syncline strikes north-south, and gradually turns toward NW at the north end, dipping eastward and occurring as monocline. The fold extends NW and gradually turns into an overturned syncline striking NW-NWW along Changpailing – Fenghuang Road.
The axis of an overturned Plunging Anticline strikes north-south, and gradually turns toward from NNE to NNW. It overturns to the west and plunges to the south. The strata in the west wing dips eastward at angles of 50-60° while the strata in the east wing dips eastward at an angle of 50°.
Shimentou Bracky Anticline is in arch shape, with its axial plane striking NS. The strata occur with comparatively gentle dipping angles, normally ranging between 10 and 55°. Pyrite and polymetalli mineralization occur as annular shape around the anticline.
Faults
Main fracture structure in the property includes Dajiangping Curved Fault zone as well as some small-scale silicified fault zones in nearly N-S striking and NE striking. Dajiangping Curved Fault zone is the biggest fault zone in this region with a length over 5km, which is mainly composed of three nearly parallel curved faults protruding to the northeast.
Magmatic Rocks
The Mesozoic granite stocks are distributed in Songgangling in the southeast, Da’aodu in the centerwest and Shimentou in the southwest parts of the project.

5) Exploration
a) Gaocheng Property
Historical geological survey and exploration of the Gaocheng project area began in 1959 and was undertaken by a number of different Chinese Geological Brigades. Detailed programs after 2000 have been given in the following table:
Main programs conducted on Gaocheng Property Since 2001

Program	Unit	2001-2002	2004-2005	2006-2007	Total

1:10,000 Soil survey	km2	4			4
1:10,000 soil profiling	km	12.44			12.44
1: 5,000 Hydrogeological survey	Km2			12.53	12.53
1:10,000 Geological survey	km2	15			15
1:5000 Geological survey	km2		5.25		5.25
1:2000 Geological survey	km2			4.48	4.48
1:2000 topographic survey	km2			4.5	4.5
Exploration line survey	km	3.82	2	6.67	12.49
Drilling	m	1010.28	983.63	11469.83	13463.7
Trenching (stripping)	m3	3887.98	3582.47	1964.1	9434.55
Adit	m	66			66
Clean-up old adits	m	197.2		302.55	499.75
Geological logging of adit	m	637.2		632.55	1269.75
Control point survey	point			42	42
Survey of engineering points	point		23	222	245
Hydrogeological observation hole	Hole			3	3
Soil samples	sample	1116			1116
Chemical analysis samples	sample	454	182	2849	3485
Internal checking samples	sample	17		275	292
External checking samples	sample			150	150
Rock survey samples	sample	41			41
Thin and polishing sections	piece	34	8	27	69
Composite samples	sample	2		26	28
Spectrum analysis sample	sample			1	1
Small specific gravity samples	sample			62	62
Artificial heavy mineral sample	sample			1	1
Multiple element samples	sample			3	3
Water quality samples	sample			11	11
Rock and oresamples mechanics	sample			38	38
Sample for metallurgical test	sample			1	1

Soil Survey
Soil survey was conducted by taking samples from a certain layer of top soils at a defined grid, and the samples were assayed for Au, Ag, Cu, Pb, Zn, Mo, Sb and As etc. The anomalies of the elements were used for defined the locations of trenches and pits, and other surface programs. The detailed results of the survey will not be discussed in details here.
Topographic and Geological Mapping
Guangdong Provincial Institute of Geological Prospecting conducted 1: 10,000, 1: 5,000 and 1: 2,000 geological mapping programs, and a 1: 2,000 topographic survey covering the Gaocheng project area. The distributions of various strata, granite rock body, and mineralized veins were preliminarily investigated and defined. The geological map provides a basis for further exploration.
Trenching and Pitting
The Guangdong Provincial Institute of Geological Survey conducted trenching and pitting programs in the Gaocheng property area to reveal the mineralized veins and take samples from the veins. The assaying results have been reviewed by SRK, and used in the resource estimate of the deposit.
Underground Development
Previous owner and exploration programs developed some tunnels in the project. Yangzi surveyed and mapped the tunnels before blocking them. SRK observed portals of tunnels, but could not enter them.
b) Shimentou Property
Historical geological survey and exploration of the Shimentou project area began in 1959 and was undertaken by a number of different Chinese Geological Brigades. The exploration data gathered prior to 2001 was not made available to SRK.
Soil Survey, Geological and topographical Mapping
Guangdong Provincial Institute of Geological Prospecting conducted 1: 10,000 soil survey, and geological mapping programs covering the Gaocheng project area. Similar to those for Gaocheng project, the distributions of various geochemical anomalies, strata, granite rock body, and mineralized veins were preliminarily investigated and defined. The geological map provides a basis for further exploration, and the anomalies provided basis for designing trenching and pitting programs.
Trenching
The Guangdong Provincial Institute of Geological Survey conducted trenching and pitting programs in the Shimentou property area to reveal the mineralized veins and take samples from the veins. The assaying results have been reviewed by SRK. Some of the samples contained potentially economic grades of gold, silver, lead and zinc, indicating a potential of the project to host a mineral deposit.

6) Mineralization
a) Gaocheng Property
Mineralized Bodies
According to the “Geological Report on Detailed Exploration of Gaocheng Silver and Polymetallic Deposit in Yunfu City, Guangdong Province” (2007) compiled by Anhui Yangzi Mining Co., Ltd., A total of 13 silver/lead/zinc mineralized bodies were delineated in Gaocheng silver/lead/zinc mining area, which are divided into two groups, namely NWW striking and NE striking. The NWW striking mineralized bodies are numbered, from north to south in turn, Mineralized bodies V3, V4, V6, V2-2, V2, V2-1, V7, V5, B5-1 and V8, which are nearly parallel dipping toward SE at angles of 60-85°. The NE-striking mineralized bodies are numbered, from east to west in turn, Mineralized bodies V10 and V11, which are parallel in the NE striking and dip south-eastward at angles of 60-75°. Geological characteristics of the various mineralized bodies are respectively described in the following table.
Geological characteristics of mineralized bodies of Gaocheng deposit

		Defined
		inclined	Elevation of
	Defined	depth	defined depth		Average Horizontal
Body No.	length (m)	( m )	(m ASL)	Occurrence*	thickness (m)

V2	1255	466	-318.0	190-215°Ð60-85°	3.12
V2-1	815	448	-284.6	180-210°Ð60-80°	0.79
V2-2	918	548	-371.9	190-210°Ð60-80°	1.07
V3	289	168	-46.2	200°Ð70-80°	1.12
V4	1020	251	-92.1	195-210°Ð65-85°	1.35
V5	608	162	15.5	185-210°Ð60-75°	0.58
V5-1	722	87	93.1	190-210°Ð60-75°	0.67
V6	1144	618	-434.9	190-210°Ð65-80°	1.03
V7	891	315	-123.9	185-210°Ð60-80°	1.76
V7-1	936	263	-57.9	185-210°Ð60-80°	0.98
V10	553	174	-36.2	120-130°Ð60-75°	2.01
V11	350	361	-178.9	120°Ð60-75°	1.13

Note:

*	190-215°Ð60-85° means Dip direction Ð Dip angles

ASL – above sea level
Mineralized body V2: Principal mineralized body in the region, with the largest scale and relative high grade. There are a number of geological exploration work on the surface and to the depth. The mineralized body occurs in the granite body within the NWW-striking fault, F7. The mineralized body occurs as a vein with a defined length of 1255m and defined depth of 466m. The average horizontal thickness is 3.12m. The mineralization still extends to depth. The average grades are Ag 128.29g/t, Pb1.62%, Zn 2.87%, and Sn 0.17%.
Mineralized body V2-1: It is one of the main mineralized bodies of the deposit in granite. It occurs in about 30m east of and in the hanging wall of the Mineralized body V2. The body generally strikes 270-300°, dips toward SW at angles of 60-80°. The mineralization appears as a narrow vein with pinches and swells. It has a defined length of 815m, an inclined depth of 448m, downward the elevation of -284.6m ASL, and an average horizontal thickness of 0.79m. The mineralization still extends to depth. The average grades are Ag 76.14 g/t, Pb 1.01%, Zn 3.03%, and Sn 0.31%.

Mineralized body V2-2: The mineralized body occurs in granite, about 30m west of and in the footwall of the Mineralized body V2. The mineralization appears as a vein striking generally 280-300°, dipping SW at angles of 60-80°. It has a defined length of 918m, a defined depth of 548m, and a horizontal thickness of 1.07m. The average grades are Ag 66.18g/t, Pb 0.89%, Zn 2.50%, and Sn 0.11%.
Mineralized body V3: It is distributed in the north part of the property. It is hosted in the ore-bearing fault, F3, within a granite body. The mineralized body generally strikes 290°, dips toward SW at angles of 70-80°. It is a narrow vein, and has a defined length of 289m, a defined depth of 168m with average horizontal thickness of 1.12m. It averagely contains Ag 221.24g/t, Pb 8.28%, Zn 6.75%, and Sn 0.04%.
Mineralized body V4: It distributes in the middle part of the property. The mineralized body outcrops on the surface with length of above 2000m. The vein generally strikes 285-300°, and dips SW at angles of 65-85°. Currently the mineralization is defined in two sections. The northwest section occurs in the strata with a defined length of 265m which has only been explored on the surface and in shallow depth. The southeast section occurs in the granite body with a defined length of 750m, a depth of 251m, downward the elevation of -92.1m ASL. It still extends to depth, and has an average horizontal thickness of 1.35m. The average grades are Ag 190.11gt, Pb 0.91%, Zn 1.12% and Sn 0.08%.
Mineralized body V5-1: It is about 240m from the Mineralized body V2. The mineralized body occurs in the granite body as a narrow vein generally striking 275-300°, dipping SW at angles of 60-75°. Currently, the mineralized body has a defined length of 608m, a defined depth of 162m, and an average horizontal thickness of 0.67m. The average grades are Ag 77.95g/t, Pb 0.43%, Zn 5.52% and Sn 0.16%.
Mineralized body V6: It is one of the main mineralized bodies in the deposit. The mineralized body is about 80-150m from Mineralized body V2. Fault F8 hosts the mineralized body within granite. The mineralized body generally strikes 280-300°, and dips SW at angles of 65-80°. The mineralized body occurs as a narrow vein locally with swells and has a defined length of 1144m, a defined depth of 618m, and an average horizontal thickness of 1.03m. It contains average grades of Ag 97.68g/t, Pb 0.61%, Zn 5.01%, and Sn 0.09%.
Mineralized body V7: It is one of the main mineralized bodies in the property. The body is about 100m from the Mineralized body V2. This body is hosted in the ore-bearing fault F8 within granite, striking 275 — 300°, dipping toward SW at angles of 60-80°. It has a defined length of 891m, a defined depth of 315m, and an average horizontal thickness of 1.76m. The average grades are Ag 56.93g/t, Pb 0.85%, Zn 2.77%, and Sn 0.12%.
Mineralized body V10: It is one of the main mineralized bodies in the property. The mineralized body occurs along the orebearing fault F19 within the granite body as a narrow vein with local swells. It generally strikes 30-40°, and dips SE at angles of 60-75°. The mineralized body is nearly perpendicular to the Mineralized bodies V6, V2-2, V2, V2-1, V7, V7-1 and V5. It has a defined length of 553m, a defined depth of 174m, and an average horizontal thickness of 2.01m. The average grades are Ag 252.94g/t, Pb 3.08%, Zn 3.28% and Sn 0.08%. The mineralized bodies are generally composed of silicified structural breccias and cataclastic rocks of residual blasto-cataclastic texture and blastogranite texture. The ore minerals of pyrite, sphalerite and galena usually occur as string, veinlets, and crumb.
Main metallic minerals include: pyrite, pyrrhotite, sphalerite, galena, magnetite and hematite, arsenopyrite, chalcopyrite, bornite, cassiterite, dialogite and limonite, etc.; as well as trace amount of wolframite, scheelite and antimonite, etc. The gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc. with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.
Mineralogy
Pyrite, Pyrrhotite, arsenopyrite: The iron sulfide minerals mainly including pyrite, and some pyrrhotite and arsenopyrite occur disseminately and as veinlets.

Galena: Coarse grains of galena appear in subhedral-anhedral crystals. Galena is mostly embedded in and in contact with sphalerite and pyrite, and fills in between the grains of pyrite along with sphalerite and chalcopyrite. It may replace pyrite.
Sphalerite: Sphalerite mostly appears as xenomorphic granular shape, partially in subhedral granular shape. It generally embeds into galena and pyrite, and fills between the grains of pyrite associated with galena and chalcopyrite, replacing slightly over pyrite.
Copper minerals: Copper-bearing minerals are mainly chalcopyrite, and a trace amount of bornite and tetrahedrite. Generally, chalcopyrite appears in anhedral crystals, embedding and edging along sphalerite, galena, pyrite and arsenopyrite.
Silver minerals: Silver minerals are visible native silver and argenite, which mainly occur as embedded and distributed structures in galena and anhedral pyrite, partially between the grains of pyrite, galena and sphalerite.
Cassiterite: Cassiterite mainly distributes disseminately as anhedral grains, mostly between the grains of quartz, chlorite and hornblende, partially between the grains of galena and pyrite.
Ore Types
The lead/zinc/silver ore in the deposit can be divided into two types: primary and oxidized.
Primary ore is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminately, and as veinlets, lumps. The type accounts for 95% of the entire mineral resource.
Oxidized ore occurs on and near the surface as a result of oxidization of the primary ores.
b) Shimentou Property
Mineralized Bodies
According to the “Geological Report on General Survey of Jianshan-Shimentou Lead-Zinc Polymetallic Mine in Yunfu City, Guangdong Province” (2005) compiled by Guangdong Institute of Geological Survey, a total of six industrial mineralized bodies (V1, V2, V3, V5, V6 and V7) were defined. V1 and V2 occur in the black rock system near the bottom of the pyrite layer in Daganshan Formation, while V3, V5, V6 and V7 are hosted in the quartz rock of Daganshan Formation, occurring along the bedding fault zone with obvious late hydrothermal reformation effects. Of these mineralized bodies, V2, V3 and V7 are distributed in Jianshan Mineralized Zone while V1, V5 and V6 are distributed in Shimentou Mineralized Zone. The following table gives geological characteristics of each mineralized body.
Characteristics of mineralized veins in Shimentou project

Mineralized
body No.	Length (m)	Width (m)	Occurrence*	Shape
V1	>300	1.17-4.83	320ºÐ30-46º	Layer-like
V2	>400	1.17-3.21	80-88ºÐ38-40º	Layer-like
V3	1000	0.7-3.65	North section: 250-290ºÐ33-43º South section: 100ºÐ43º	Layer-like lenticular
V5	200	3.43	180ºÐ35º	Lenticular
V6	200	2.55	180ºÐ35º	Lenticular
V7	300	2.27-7.59	270-280ºÐ36-40º	Lenticular

Note:

*	190-215°Ð 60-85° means Dip direction Ð Dip angles

Mineralized body V3: The mineralized body has a defined length of 1000m and a defined depth of 100m dipping westward on the north of Line 1 and eastward on the south. Occurrences of the mineralized body vary, i.e. at the North section the occurrence is 250-290° (dip) Ð 33-43° (angle); and at the South section, it is 100° Ð 43°. The vertical thickness of the mineralized body is 0.7-3.65m. The grades of the interception along Line 10 are 5.21-8.87% and averaging 6.65% for Pb, 0.072-6.08% and averaging 1.14% for Zn, 45.4-344.0g/t averaging 134.50g/t for Ag, 0.03-0.44% and averaging 0.19% for Sn, and 0.17-1.79g/t and averaging 0.68g/t for Au.
Mineralized body V7: The mineralized body is distributed near Line 10. Its occurrence is 270-280 Ð 36-40°. It has a defined length of 300m, a defined depth of 145m, and vertical thickness of 2.27-7.59m. The grades are Pb 0.57-7.28%, averaging 5.73%, Zn 0.60-7.45%, averaging 5.87%, Ag 14.6-154.2g/t, averaging 122g/t, Sn 0.21-1.44% averaging 0.49%, and Au 0.05-0.43g/t, averaging 0.34g/t.
Mineralized body V2: Mineralized body has an occurrence of 80-88 Ð 38-40°. The defined length is over 400m. According to the historic borehole data, its inclined depth is up to 500m. The vertical thickness is 1.17-3.21m. Grades are Pb 1.71-1.74%, averaging 1.65%; Zn 0.083-0.58%, averaging 0.27%; Ag 20.8-88.6g/t, averaging 31.37g/t; Sn 0.02-0.52%, averaging 0.24%; and Au 0.12-0.63g/t.
Mineralized body V1: This mineralized body is located in the west wing of Shimentou Anticline with an occurrence of 320° Ð 30-46°, which is consistent with the occurrence of the strata. Exploration has been conducted both on the surface and in the depth. On the surface, the mineralization appears as oxidized strip of limonite. Its defined inclined depth is 125 m and its defined length is over 300m. The vertical thickness is 1.17-4.83m. Grades are Pb 1.22-12.18%, averaging 3.28%; Zn 1.73-3.85%, averaging 2.92%; Ag 35.4-1262.14g/t, averaging 259.38g/t; Sn 0.02-0.26%, averaging 0.08%; and Au 0.2-0.6g/t.
Mineralized bodies V5 & V6: The mineralized bodies occur in the bed slipping fault zones with an occurrence of 180° Ð 35°. Orebearing layer of V5 near the surface is about 800 long with a thickness ranging from 2.0 to 3.47m. Silification is fairly intensive with well developed fissures.
Mineralogy
Main ore minerals include galena, sphalerite, pyrite, pyrrhotite, arsenopyrite, and cassiterite, etc. Gangue minerals mainly include quartz, feldspar, calcite, sericite and carbon, etc.
Sphalerite and galena formed in early stage are generally fine grains, The ones in late generation are mostly of medium grain sizes, partially with coarse crystals.
Pyrite is in light yellow and bright yellow colors and of euhedral-subhedral granular texture.

Quartzite: has greasy lustre, and possesses xenomorphic irregular granular texture and stringer texture.
Calcite: is white-milk white, with linear strip formed by fine-grained calcite crystal conglomerate.
Sericite: has a flaky texture, often occurs in a certain direction. It usually forms bands together with quartz and calcite.
Ore Types
There are two ore types: oxidized ore and primary ore.
Primary ore is mainly composed of galena and sphalerite occurring as veinlets, massive, and lumps. The type accounts for 95% of the entire deposit.
Oxidized ore occurs on the surface, and mostly appears oxidized with most of the metallogenic elements such as Pb, Zn and Sn, etc. having been lost, leaving a low grade.
c) Gaocheng Silver/Zinc/Lead Deposit
Alterations in the Gaocheng Ag-Zn-Pb deposit are quite extensive and intensive, including silicification, pyritization, limonitization, chloritization, sericitization, flouritization, potassium felsparization, and kaolinitization.
The alterations distribute along the faulting-broken zone. Alterations are intensive near the mineralized bodies, and become weaker away from the ore bodies. The altered zones usually have widths of 5m-5m. From the centre to outside, the zonation is as metal mineral alteration, such as pyritization, + flouritization, to silicification + potassium felsparization + sericitization, to silicification + chloritization + kaolinization.
Silicification, metallic mineral alterations, flouritization and chloritization are closely related to the mineralization. Silicification, and metallic mineral alterations occur as quartz and the metallic minerals appear as lumps, veinlets within the structural breccia.
d) Shimentou Gold/Silver Deposit
The mineralization of the Shimentou Au-Ag deposit is basically sedimentary origin, and formed together with sedimentary tuff, volcanic rocks, tuffaceous sandstones, and banded pyrite layers etc. during the volcanic eruptions, so there is no obvious alteration in the process. The late hydrothermal activity might reform the mineralization, and the alteration of the process is basically silicification.
7) Drilling
a) Gaocheng Property
A total of 41 drill holes with a total advances of 13,421.34m were conducted in the Gaocheng property.
The drill-holes were usually opened by using the bit of 150mm diameter, and then applying 118 mm bit for weathered layer, and then drilled in fresh rocks by using either 91mm bits or 75mm bits. Down hole surveys were basically conducted at every 50m advance. After the completion of a hole, most of the drill-holes were sealed by using cement, and a concrete mark was left at the collar of each drill hole. The detailed information or data about the drilling was recorded by drill rigs, and verified by the project managers. At the drilling sites, the drill rigs took care of numbering the pieces of greater than 10cm long, and the storage and safety of the cores. After verified by Yangzi personnel, Yangzi had specific personnel to ship the cores to the storage facilities for logging, sampling, and storage. Specific personnel were assigned for the management of the core storage facility. The cores were stored well and safely. Drilling cores were timely and properly logged by field geologists. The overall core recovery is 99.56%, and ranges from 92.06% to 100%. The following table provides details about the core recovery.

Core recoveries of the drill holes at Gaocheng Property

Hole No.	Overall ( % )	Mineralized core ( % )
ZK1001	97.67	95.24
ZK1201	98.22	96.23
ZK1401	95.57	94.96
ZK1402	97.94	97.61
ZK1801	98.40	97.97
ZK2001	99.08	99.00
ZK2002	99.17	99.66
ZK2401	99.16	99.34
ZK2402	99.22	99.09
ZK2801	98.94	98.99
ZK2802	99.25	99.25
ZK3203	99.97	99.98
ZK3204	98.97	98.72
ZK3602	98.05	99.55
ZK3603	99.73	99.57
ZK3604	99.10	98.99
ZK3605	98.65	98.76
ZK4401	99.09	99.13
ZK4803	98.77	99.67
ZK20101	98.84	98.63
ZK30101	98.99
ZK40101	98.87
ZK40601	98.91	97.80
ZK40602	99.26	96.54
ZK41101	98.73
ZK41801	98.88	97.71
ZK42101	98.81
ZK44101	99.41	99.41
ZK44102	99.44	99.55
ZK44201	99.35	99.61
ZK48001	99.19	99.44
ZK48002	99.34	99.55
ZK48101	99.27	99.50
ZK48301	98.62	97.73
ZK60101	99.41
SRK has been provided a database about the drilling program including the locations, down hole surveys, sampling, and assays of the drill holes. The assaying results have been used in the resource estimate, so the details about the assays will be not presented here.
b) Shimentou Project
During 2003-2004 campaign, total 9 holes of 1722.19m were drilled. There are also other 8 holes of 2000m drilled previously. In 2006-2007 programs, about 1500m drilling has been drilling. The drill cores were properly logged.

The following table lists the core recovery of the holes drilled in 2003-2004. From the table, it can be seen that the core recoveries may satisfy the Chinese regulations and requirements, but they are relatively low in NI 43-101 requirements. It is necessary to conduct further verifications in order to use the data obtained from the holes for any NI 43-101 compliant resource estimate.
Core recoveries of the 2003-2004 drill holes at Shimentou Property

				Hanging
	Depth		Mineralized	wall 5 m	Footwall
Hole No.	(m)	Overall (%)	part (%)	(%)	5m (%)	Remark
ZK1602	239.69	71.1	86.2	61.6	94.4	1 layer of mineralization
ZK1001	315.16	81.99	80.0	88.7	90.2	2 layers of mineralization
ZK1002	323.68	93.4				No mineralization
ZK401	157.63	81.05				No mineralization
ZK101	152.0	77.45				No mineralization
ZK901	163.78	88.2	90.0	82.0	88.0	1 layer of mineralization
ZK001	179.75	94.9	93.0	94.9	93.4	1 layer of mineralization
ZK501	139.0	87.0				No mineralization
ZK801	51.5	68.0				No mineralization
The following table gives some assays obtained from the cores:
Assays of Samples Taken from Some Drill holes of Shimentou Property

	Sample	From		Length			Pb	Zn	Sn
Hole No.	No.	( m )	To (m)	( m )	Au ( g/t )	Ag ( g/t )	( % )	( % )	( % )	Vein No.
ZK002	10288	83.64	84.64	1	0.05	12.2	0.67	0.5	0.1
	10291	93.18	94.18	1	0.05	51	0.31	2.46	0.06	V1
	10292	94.18	95.18	1	0.05	47	0.23	0.52	0.08
	10293	95.18	96.18	1	0.1	64.2	0.34	2.99	0.08
	10294	96.18	97.18	1	0.05	128.2	0.71	1.91	0.48
	10295	97.18	98.18	1	0.05	15	0.1	0.89	0.12
	10296	98.18	99.08	0.9	0.05	10.8	0.03	1.07	0.03
	10318	228.2	229.04	0.84	0.1	1.4	0.03	0.03	0.3
	10319	229.04	229.4	0.36	0.1	9.8	0.04	1.24	0.1
	10322	233.68	233.98	0.3	0.1	8	0.01	0.01	0.43
	10353	247.06	247.35	0.29	0.26	51.6	3.13	1.54	0.11	V1-3
	10354	247.35	248.35	1	0.05	106.2	0.02	0.02	0.04
	10364	274.07	274.88	0.81	0.16	3.2	0.01	0.38	0.02
ZK003	10393	123.44	124.24	0.8		3.21	< 0.010	1.36	0.01
	10409	176.56	176.76	0.2		61.4	0.2	< 0.010	0.004
ZK001	H9			1.72		35.4	1.3	1.73	0.26	V1
ZK1001	H1			0.6	1.2	77	6.28	0.072	0.03	V3
	H4			2.27	1.6	344	8.87	6.08	0.44
ZK901	H8			2	0.4	228.4	5.86	0.13	0.06
ZK1103	H106			1.55	13.24	65.5	18.12	6.67	0.03	V5
	H107			1.88	4.67	16.2	3.99	3.42	0.02
	H111			2.55	5.63	148.1	3.47	1.14	0.02	V6
ZK1001	H1			2	0.05	14.6	0.57	0.6	1.44	V7

Sampling Method for Drilling Cores
First hole drilled by Yangzi at the Gaocheng property was sampled for all of the cores recovered. Then, cores obtained from the diamond drilling were selectively sampled for mineralization, alteration, and fractures. Those intervals visually judged to contain mineralization, alteration, and fractural fragment were sampled. Half core was reportedly taken with the other half being retained. The samples were normally 1m long or so, and maximum 2m. The retained rock cores were put back into the core boxes for storage after being wrapped with film.
8) Sampling and Analysis
Samples taken in-field by Guangdong Institute and Yangzi were bagged and labelled and relevant information about the samples such as locations, samples lengths, weights and date were recorded. Sample preparation and analysis was then undertaken at the Assaying Centre of South-western Metallurgy and Geology (ISO9001 certified) in Chengdu, Sichuan, China. The collection, packing and shipping of the samples was the responsibility of personnel from Guangdong Institute and Yangzi.
The samples collected by SRK were shipped to the SGS-CSTC Standards Technical Services Co. Ltd. (ISO9001 certified) in Tianjin, China from Beijing in a secured box using a Beijing Shipment Service Company.
In the laboratory of the Assaying Centre of South-western Metallurgy and Geology, the samples were dried and then underwent stages of crushing and grinding to reduce the particulate size of the sample to -20 mesh (<0.84mm), then -40 mesh (<0.42mm) and finally to -200 mesh (<0.074mm). A 200g charge was then taken for assay with the remains of the pulverised material being saved in the laboratory. Spare samples were also taken from -40 mesh materials.
The laboratory of the Assaying Centre of South-western Metallurgy and Geology is a qualified laboratory in China for assaying samples from geological exploration programs, and also ISO9001 certified. Some Canadian, Australian, and British mining companies have used the laboratory for assaying. Silver, lead, zinc and Tin were assayed for most samples, and some other samples were also assayed for gold, and copper. Atomic absorption method was used to analyse gold, silver, copper, lead and zinc. The volume method was used for assaying tin.
Internal checking of the laboratory was completed according to Chinese regulations, and about 30% of the samples were taken as duplicates. Three national standard materials were inserted into each 50 samples.

For the quality insurance and quality control, for Gaocheng project, Yangzi took 275 internal checking samples out of 2849 samples. The overall rate of qualification is greater than 96% for all of the assayed elements, indicating a good quality of the assaying. Totally 150 samples were taken for external checking. Chengdu Centre of Monitoring and Verification of Mineral Resources conducted the assaying of the external samples. The overall qualification rate is 96.67% for silver, 98% for lead, 93.33% for zinc, and 90% for tin. The checking indicates that the assays obtained from the Assaying Centre of South-western Metallurgy and Geology are good and reliable.
For the assaying work during 2003-2004 at Shimentou project, the report only provides that the assaying was done in a laboratory recognized by Guangdong Provincial Bureau of Surveillance of Technical Quality, that 10% and 3-5% of all samples were taken for internal and external checking, respectively, and that the quality of the assaying is good.
The authors visited the properties during the periods from June 4 to 9, 2007, during the time they inspected and verified the local geology, trenches and pits, drill-hole locations, underground working portals, drill cores. This inspection included geology and mineralized bodies on the surface of the properties, and cores, and taking field duplicated samples, as well as interviews with Yangzi staff, and personnel from the institute and laboratories. Visual observation, digital photos and Global Positioning System (GPS) measurements were used to conduct and record the results of this inspection.
The cores recovered in previous exploration programs in both properties were available. SRK took duplicate samples from trenches and pits to directly compare with analytical results of the original samples. The following table gives assaying results of the duplicate samples and original samples from Gaocheng property.
Assaying results of filed checking samples and their original assays from Gaocheng property

				Analytic Results
Sample		Sampling	Name or original code of	Sn	Ag	Pb	Zn
No.	Field No.	position	rock and ore	(%)	(g/t)	(%)	(%)
D2007-14	BT3	Gaocheng	Honeycomb oxidized ore V2		180	4.12	0.17
D2007-15	BT07-11	Gaocheng	Honeycomb oxidized ore V7-1		120	2.67	0.23
D2007-16	BT07-12	Gaocheng	Honeycomb oxidized ore V6		68.7	0.05	0.3
D2007-17	BT07-5	Gaocheng	Honeycomb oxidized ore V5-1		17.9	0.04	0.06
D2007-18	TC59V10	Gaocheng	Honeycomb oxidized ore V10		140	0.94	0.09
D2007-19	TC59V11-1	Gaocheng	Honeycomb oxidized ore V11		1180	5.25	0.21
D2007-20	TC59V11-2	Gaocheng	Honeycomb oxidized ore V11		140	0.28	0.02
D2007-24	ZK1401 Outcrop (BT07-10)	Gaocheng	Honeycomb oxidized ore V5		420	0.26	0.06
Original analytic results
D2007-14	BT3	Gaocheng		0.14	136.89	2.96	0.13
D2007-15	BT07-11	Gaocheng		0.21	96.58	1.25	0.14
D2007-16	BT07-12	Gaocheng		0.01	50.35	0.04	0.15
D2007-17	BT07-5	Gaocheng		0.01	9.34	0.05	0.03
D2007-18	TC59V10	Gaocheng		0.05	233.1	1.78	0.091
D2007-19	TC59V11-1	Gaocheng		0.05	237.8	1.26	0.061
D2007-20	TC59V11-2	Gaocheng
D2007-24	ZK1401 Outcrop (BT07-10)	Gaocheng			58.65	0.09	0.02

The check samples were sent to Tianjin Laboratory of SGS-CSTC Standards Technical Services Co. Ltd. for analysis. Silver, lead, and zinc were analysed for samples from both projects by using atomic absorption method. The following table lists the results of those samples from the Shimentou project. From the tables, it can be seen that the assays generally match their original ones, as they are field duplicates.
Assaying results of filed checking samples and their original assays from Gaocheng property

				Analytic Results
		Sampling	Name or original code of rock	Sn	Ag	Pb	Zn
Sample No.	Field No.	position	and ore	(%)	(g/t)	(%)	(%)
D2007-21	TC60	Shimentou	Honeycomb oxidized ore		120	0.81	0.08
D2007-22	BT07-16 #14	Shimentou	Honeycomb oxidized ore		5.1	0.01	0.09
D2007-23	BT07-16 #9	Shimentou	Honeycomb oxidized ore		24.3	0.02	0.05
D2007-10	Zk1401	Shimentou	600464 body V2		55.7	0.04	9.88
D2007-11	ZK1401	Shimentou	600466 body V2		140	0.24	4.54
D2007-12	ZK3203	Shimentou	600347 body V2		360	11.66	6.32
D2007-13	ZK3204	Shimentou	601565 body V2		140	1.83	11.98
Original analytic results
D2007-21	TC60	Shimentou	Honeycomb oxidized ore
D2007-22	BT07-16 #14	Shimentou	Honeycomb oxidized ore
D2007-23	BT07-16 #9	Shimentou	Honeycomb oxidized ore
D2007-10	Zk1401	Shimentou	600464 at 265.3m		181.4	0.12	10.5
D2007-11	ZK1401	Shimentou	600466 at 267.5m		187.2	0.28	4.97
D2007-12	ZK3203	Shimentou	600347 at 362.6m	0.20	343.4	8.78	5.02
D2007-13	ZK3204	Shimentou	601565 at 521.7m	0.68	149.49	1.99	11.43
SRK also took 280 pulp duplicate samples directly from the laboratory of the Assaying Centre of South-western Metallurgy and Geology in Chengdu, and sent them to the Guangzhou Laboratory of ALS Chemex for analysing silver, lead, and zinc.

9) Mineral Resource Estimates
The following table provides a summary of the resource estimate for the Gaocheng deposit:
Summary of mineral resources in Gaocheng deposit

Vein	Category	Tonnage	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Ag(kg)	Pb(t)	Zn(t)	Sn(t)
V2	Measured	490033	207.24	1.30	3.98	0.14	101554	6393	19526	709
	Indicated	948659	111.39	1.62	2.33	0.15	105672	15391	22128	1441
	Inferred (o)	196979	277.17	1.78	0.11	0.14	54596	3500	210	272
	Inferred (s)	2493966	131.76	2.02	3.23	0.17	328600	50293	80487	4247
	Inferred	2690945	142.40	2.00	3.00	0.17	383196	53793	80698	4519
V2-1	Indicated	75895	50.44	1.18	2.26	0.12	3828	898	1715	95
	Inferred (o)	15395	82.20	0.27	0.03	0.00	1265	41	4	0
	Inferred (s)	293027	65.26	0.99	2.70	0.24	19122	2897	7905	708
	Inferred	308422	66.10	0.95	2.56	0.23	20387	2938	7910	708
V2-2	Indicated	84897	51.41	0.90	2.57	0.07	4365	761	2186	63
	Inferred (o)	90854	85.40	0.24	0.18	0.00	7759	220	164	0
	Inferred (s)	731122	54.25	0.87	2.64	0.11	39664	6376	19300	796
	Inferred	821976	57.69	0.80	2.37	0.10	47423	6597	19464	796
V3	Inferred (o)	38913	549.89	0.25	0.02	0.04	21398	97	8	16
	Inferred (s)	28455	114.11	10.89	8.95	0.04	3247	3100	2547	11
	Inferred	67368	365.83	4.75	3.79	0.04	24645	3197	2554	27
V4	Inferred (o)	80450	282.67	0.85	0.10	0.08	22741	680	80	66
	Inferred (s)	310616	187.87	0.88	1.15	0.08	58356	2721	3569	247
	Inferred	391066	207.37	0.87	0.93	0.08	81096	3401	3649	313
V5	Inferred (o)	26534	101.20	0.05	0.02	0.00	2685	14	6	0
	Inferred (s)	88669	342.48	2.19	1.50	0.07	30367	1944	1328	63
	Inferred	115203	286.91	1.70	1.16	0.06	33053	1958	1Inferred	63
V5-1	Inferred (o)	36518	197.94	1.09	0.07	0.01	7228	397	27	3
	Inferred (s)	27307	62.02	0.35	6.24	0.18	1694	95	1705	50
	Inferred	63825	139.79	0.77	2.71	0.08	8922	492	1732	53
V6	Inferred (o)	104856	247.54	0.82	0.07	0.15	25956	858	73	159
	Inferred (s)	1140652	84.64	0.62	5.50	0.12	96543	7028	62779	1325
	Inferred	1245508	98.35	0.63	5.05	0.12	122499	7886	62852	1484
V7	Indicated	154471	49.92	0.97	2.40	0.09	7711	1492	3704	142
	Inferred (o)	2998	102.50	0.11	0.36	0.04	307	3	11	1
	Inferred (s)	605937	53.05	0.92	2.51	0.10	32143	5593	15196	596
	Inferred	608935	53.29	0.92	2.50	0.10	32451	5597	15207	597
V7-1	Indicated	13456	72.76	2.56	1.97	0.08	979	345	265	11
	Inferred (o)	2544	102.50	0.11	0.36	0.04	261	3	9	1
	Inferred (s)	295224	161.60	1.09	2.99	0.10	47709	3224	8816	283
	Inferred	297768	161.10	1.08	2.96	0.10	47970	3227	8825	284
V8	Inferred (o)	14378	214.54	0.28	0.04	0.04	3085	40	6	6
	Inferred (s)	0	0.00	0.00	0.00	0.00	0	0	0	0
	Inferred	14378	214.54	0.28	0.04	0.04	3085	40	6	6
v10	Measured	9760	175.81	1.57	1.91	0.00	1716	153	186	0
	Indicated	52525	210.08	2.20	2.60	0.04	11035	1154	1364	20
	Inferred (o)	78262	217.06	1.32	0.08	0.04	16987	1033	63	28
	Inferred (s)	424882	196.52	2.40	2.94	0.07	83496	10202	12481	288
	Inferred	503143	199.71	2.23	2.49	0.06	100483	11236	12544	316
v11	Inferred (o)	18556	237.86	1.26	0.06	0.05	4414	233	11	9
	Inferred (s)	134290	10.57	0.15	1.41	0.00	1420	196	1890	4
	Inferred	152846	38.17	0.28	1.24	0.01	5833	429	1901	13
Total	Measured	499793	206.63	1.31	3.94	0.14	103270	6546	19712	709
	Indicated	1329903	100.45	1.51	2.36	0.13	133590	20040	31362	1772
	Inferred (o)	707237	238.51	1.01	0.10	0.08	168682	7121	673	561
	Inferred (s)	6574146	112.92	1.42	3.32	0.13	742361	93669	218002	8619
	Measured+ Indicated	1829695	129.45	1.45	2.79	0.14	236860	26587	51075	2481
	Inferred	7281383	125.12	1.38	3.00	0.13	911043	100790	218675	9179

During the resource estimate,
•	The polygonal blocks were constructed on longitudinally projected sections using MapGIS, a MapInfo-like GIS software application which is widely used in China.

•	Topographic control for the polygonal sections is taken from the topographic maps provided by Yangzi and appears to be reasonably reliable.

•	The related technical and economic parameters are listed in the following table:
Technical and economic parameters

Parameter	Pb(%)	Zn(%)	Ag(g/t)	Sn(%)
Cut-off	0.7	0.7	40	0.1
Minimum block grade	1.5	1.5	100	0.2
Minimum mineable thickness (m)		0.8
Maximum band thickness (m)		2
If the thickness is less than the minimum mineable thickness, corresponding m.g/t or m.% values were used
•
The maximum value of Ag is 1,110 g/t and the average Ag grade of the mineralized bodies is 125g/t Ag. The value of 700g/t is applied as top-cut grade for Ag estimation based on statistical anaylsis. No top-cut was applied to lead and zinc values.

•	The current estimation is only for in situ resource; no internal or external dilution has been applied. Mined-out areas are excluded from the resource estimates.

•	The specific gravity value used is 3.57;

•
It is not easy to project mineralization over substantial distances because of the pinches-and-swells in mineralization. However, the mineralization shows relatively steady continuities in both thickness and grades. The current resource is preliminarily estimated based upon the data provided by Yangzi and compiled by Dr Anson Xu, Principal Consultant at SRK China, and Member of the Australasian Institute of Mining of Metallurgy. The resource estimate was classified in compliance with the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (JORC, 2004).

•	The initial classification process was based on an interpolation distance as defined as follows:

•	The resources were classified into Measured if the average weighted sample distance was less than 50m;

•	The resources were classified into Indicated if the average weighted sample distance was between 50m and 120m;

•	The resources were classified into Inferred if the average weighted sample distance was greater than 120m; or either the extrapolation of the Indicated resource.
The initial classification was reviewed visually. The defined resource categories were based on a combination of data density and geological confidence.
SRK notes that previous miners mined some ores from V2, but no detailed production records were provided. According to the sizes of the waste dumps near adit portals, it is estimated that about 100,000 t ore has been mined.
Interpretation and Conclusions on Geology, Mineralization, and Mineral Resource of Gaocheng Project
•	Gaocheng Ag-Pb-Zn deposit at the intersection of two sets of structures, which host some mineral deposits, and mineralization showings;

•
Property geology is featured as a series of mineralization-bearing faults sub-parallel to each other cutting a Mesozoic granite stock and sedimentary strata; all of the defined mineralized bodies occur in the faults;

•	Silver/lead/zinc/tin mineralized veins filled in the faults have been revealed that the mineralized veins are up to 0.5 to a few of metres wide. Their striking length can be more than 1250m;

•
Guangdong Provincial Institute of Geological Survey, contracted by Yangzi conducted exploration programs, including geological mapping, trenching and pitting, and drilling in the property. Totally 13 veins were defined. The database established in the programs provide the basis for a NI43-101 compliant resource estimate;

•
By using the database established in previous exploration programs, SRK conducted a resource estimate, and the deposit possesses NI43-101 Measured + Indicated resource of about 1,829,700t at 129.45g/t Ag, 1.45% Pb, 2.79% Zn and 0.14% Sn, and Inferred resource of are of about 7,281,400t at 125.12g/t Ag, 1.38% Pb, 3.00% Zn and 0.13% Sn.

Interpretation and Conclusions on Geology, Mineralization, and Mineral Resource of Shimentou Project
•	The Shimentou Au-Ag-Pb-Zn project is located in the similar geological background to the Gaocheng deposit;

•
The Shimentou deposit is both strata and structures controlled, and considered as a sedimentary hydrothermal type deposit. The mineralized bodies occur in a certain layer of strata that is underneath a thick layer of pyrite-rich strata, as layer-like or lenses;

•	Gold/silver/lead/zinc mineralized bodies occurring along strata beddings may extend more than 1000m, and have widths ranging from 0.7 to 7.5m;

•
Guangdong Provincial Institute of Geological Survey conducted exploration programs, including geological mapping, trenching and pitting, and drilling in the property. Totally 7 veins were defined and estimated for Chinese standard resources;

•	The No. 7 Geological Brigade conducted a ground magnetic survey in the project area, and defined five magnetic anomalies which may reflect the response of mineralized bodies in depth;

•	Some samples taken from trenches and drill-holes in 2003-2004 programs returned good assays of as high as 13.24g/t Au, 2094g/t Ag, 19.4% Pb, 5.96% Zn, and 0.44% Sn.

10) Exploration and Development
This section was prepared by Mr. Myles J. Gao, P.Geo, President and Chief Operating Officer of Silvercorp, who is a Qualified Person as defined by NI 43-101. These sections are not based on the disclosure in the Gaocheng Report.
At the GC Project, the Company has made the following progress in applying for a mining permit and advancing the project towards production:
•
An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community. The panel recommended that the Environmental Protection Bureau approve the GC Project mining development. Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

•	2008 exploration results are being incorporated into a NI 43-101-compliant technical update with a new resource estimate for the GC Project which is expected to be released in June 2009.

•
The Company has engaged a Chinese engineering firm with Class A qualification in mine and mill designs to provide a full mine and mill design for the GC Project. This will be equivalent to a feasibility study in Canada.

The Company has budgeted approximately $4 million for the GC Project in fiscal 2010 for exploration, reports, mine and mill designs, and for permitting. Construction is expected to commence in the next fiscal year and production is anticipated to commence in fiscal year 2012.
ITEM 6: DIVIDENDS
The Company declared its first annual dividend at CAD$0.05 (pre-split: CAD$0.15) per share and it was paid to shareholders of record at the close of business on September 28, 2007. On August 14, 2008, the Company declared its first quarterly dividend of CAD$0.02 per share of a planned annual dividend of CAD$0.08 per share and since that date has continued to pay a CAD$0.02 per share quarterly dividend. The Company believes that the payment of dividends rewards shareholder loyalty and is a validation of the Company’s cash generating capabilities. The declaration and amount of any future dividends will be at the discretion of the Company’s directors.
ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE
7.1 General Description of Capital Structure
The Company has an authorized capital of an unlimited number of common shares without par value (the “Common Shares”), of which 161,587,001 Common Shares were issued and outstanding as fully paid and non-assessable as of May 29, 2009. A further 4,605,703 Common Shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as of May 29, 2009.
At the Company’s annual general and special meeting on September 28, 2007, shareholders approved a stock split of the Company’s common shares on the basis of three (3) shares for every one (1) existing share. Shareholders of record of the Company’s common shares as of the close of business on October 31, 2007 received two additional shares for each common share held at that time.
The following is a summary of the principal attributes of the Common Shares:
Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.
Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors, out of funds legally available therefor. There are no indentures or agreements limiting the payment of dividends.
Profits. Each Common Share is entitled to share pro rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all the Company’s liabilities.
Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.
The rights of holders of Common Shares may only be changed by a special resolution of holders of 662/3% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).
Under its Stock Option Plan, the Company may grant options to purchase up to 19,500,000 Common Shares to directors, officers, employees and consultants. As of May 29, 2009, the Company has granted options to purchase 18,619,700 Common Shares at exercise prices from CAD$0.18 to CAD$9.05 per share and terms ranging from three to five years, with the last options expiring on April 19, 2014. Of the options granted, 4,605,703 remain outstanding.
Shareholders Rights Plan
At the Company’s annual general meeting held on September 26, 2008, its shareholders adopted a shareholders rights plan (the “Rights Plan”) dated August 11, 2008. To remain in full force and effect, the Rights Plan has a term of three years and must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of voting shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 2011, and at every third annual meeting of the Company thereafter, unless the Rights are earlier redeemed or exchanged.
The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by applicable securities laws, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The initial issuance of the rights is not dilutive and will not affect reported earnings per share or cash flow per share until the rights separate from the underlying common shares and become exercisable.
7.2 Constraints
There are no known constraints on the ownership of securities of the Company to ensure that the Company has a required level of Canadian ownership.
7.3 Ratings
There are no known ratings, including provisional ratings, by rating organizations for securities of the Company which are outstanding and that continue in effect.

ITEM 8: MARKET FOR SECURITIES
The Common Shares of the Company were initially listed for trading on the TSX-V under the symbol “SVM”. The Company’s shares were listed for trading on the Toronto Stock Exchange under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex under the symbol “SVM” on February 17, 2009.
Standard & Poors Canadian Index operations also added the Company’s Common Shares to the S&P/TSX Composite Index effective December 18, 2006 and to the S&P/TSX Global Gold Index effective June 12, 2007.
Effective June 12, 2007, Standard & Poors Canadian Index operations also added Common Shares as a constituent for the new S&P/TSX Global Mining Index.
The following table provides the high, low and close prices and average volume for the Company’s shares for the periods indicated as traded on the Toronto Stock Exchange from April 1, 2008 to March 31, 2009 (stated in Canadian dollars):

Month	High (CAD$)	Low (CAD$)	Volume
2008
April	8.75	7.16	359,432
May	8.37	7.02	281,590
June	7.85	5.42	509,705
July	6.24	4.60	662,800
August	4.95	3.07	766,300
September	4.45	2.38	730,100
October	3.26	1.73	555,800
November	2.99	1.19	539,100
December	3.00	1.41	448,500
2009
January	2.93	1.94	409,100
February	3.80	2.63	815,360
March	3.16	2.53	616,973
The following table set forth the high and low closing sale prices and average trading volumes for the Common Shares as reported on the NYSE Amex from the date the Common Shares began trading on the NYSE Amex on February 17, 2009 to March 31, 2009:

Month	High (US$)	Low (US$)	Volume
2009
February 17th to 28th	3.24	2.08	207,932
March	2.75	1.95	194,809
Expiry of Warrants
Effective September 7, 2007, the Company received approval from the Toronto Stock Exchange to extend the expiry date of the 1,250,623 (post-split: 3,751,869) common share purchase warrants issued by the Company in its April 2006 bought deal financing (the “Warrants”) from October 26, 2007 to October 26, 2008, and the listing of same. Commencing on September 10, 2007, the Warrants were listed on the Toronto Stock Exchange trading under the symbol “SVM.WT”. On October 26, 2008 all the 3,742,119 unexercised warrants expired.

ITEM 9: ESCROWED SECURITIES
The Company has no securities currently held in escrow.
ITEM 10: DIRECTORS & OFFICERS
10.1 Name, Occupation and Security Holding
The following table sets out the names of the directors and officers of the Company, all officers in the Company each now holds, each person’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this Annual Information Form.

			Date of
Name and	Current		Appointment	Shares Beneficially
Municipality	Positions and	Principal Occupations During Last Five	as a Director	Owned
of Residence(1)	Offices Held	Years(1)(2)	or Officer	(Number and %)(4)
Rui Feng West Vancouver, BC, Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; President and Director of New Pacific Metals Corp. since May 2004; CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council — BC Chapter Board; Vice President of Canada-China Business Association.	September 4, 2003	3,399,800

Myles Jianguo Gao, P. Eng., Surrey, BC Canada	President, COO and Director	President and COO of the Company since March 2003; Director of New Pacific Metals Corp. September 2004 to July 2006.	November 14, 2002	1,355,300

S. Paul Simpson (5) Vancouver, BC Canada	Director	Lawyer with Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	758,955

Greg Hall(3) Vancouver, BC Canada	Director	Chairman of Ivory Energy Inc. from June 2006 to March 2009; Financial Consultant, February 2005 to Present; Senior V.P. Leede Financial Markets from February 2003 to February 2005.	March 23, 2005	450,000

Earl Drake(3), (5) Vancouver, BC Canada	Director	Adjunct Professor, Simon Fraser University at David Lam Centre for International Communication; Project Adviser, China Council for International Cooperation on Environment and Development; Vice Chairman, Canada China Business Council.	July 24, 2006	13,100

Yikang Liu(3), (5) Beijing, China	Director	Deputy Secretary General of China Mining Association since May 2001; Director of New Pacific Metals Corp. September 2004 to July 2006.	July 24, 2006	39,900

Date of
Name and	Current		Appointment	Shares Beneficially
Municipality	Positions and	Principal Occupations During Last Five	as a Director	Owned
of Residence(1)	Offices Held	Years(1)(2)	or Officer	(Number and %)(4)
Robert Gayton(3) West Vancouver, BC, Canada	Director	Chief Financial Officer of Western Silver Corporation from 1996 to 2004, director of Western Silver Corporation (2004 to 2005), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007) and Doublestar Resources (2000-2007). Currently a director of Nevsun Resources Ltd., Amerigo Resources Ltd., Intrinsyc Software International Inc., Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp., Eastern Platinum Ltd. and Trans National Minerals Inc.	September 30, 2008	Nil

Meng (Maria) Tang Burnaby, BC Canada	Acting Chief Financial Officer	Ms. Tang has five years audit experience, most recently with Ernst & Young LLP, where she focused on public company audits with China operations and was in charge of Sarbanes-Oxley audits for US public companies.	October 1, 2008	Nil

Lorne Waldman Vancouver, BC Canada	Corporate Secretary	In-house Legal Counsel and Corporate Secretary of Nam Tai Electronics, Inc. from November 1996 to September 2007.	September 10, 2007	Nil

Shaoyang Shen Toronto, ON Canada	General Manager, China Operations	Senior Analyst /Accountant at Grant Thornton LLP from October 2005 to December 2007; Accountant at Bennett Gold LLP from November 2004 to October 2005.	January 1, 2008	Nil
(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.

(2)
Includes occupations for the preceding 5 years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3)	Member of Audit Committee.

(4)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominee as at the date hereof.

(5)	Member of Corporate Governance and Compensation Committee.
The term of office of each of the directors expires at the next general meeting of shareholders.
As of the date hereof, all of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 6,017,055 Common Shares representing 3.91% of the Company’s 153,953,501 Common Shares issued and outstanding as of the date hereof.

10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as disclosed below, as at the date of this AIF and within the ten years before the date of this AIF, no director, executive officer or a shareholder holding sufficient number of securities of the Company to materially affect control of the Company,
(a)	is or has been a director or executive officer of any company (including the Company), that:
(i)
while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
that after that person ceased to be a director or executive officer, was subject to an order which resulted from an event that occurred while that person was acting in the capacity as director or executive officer that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)
while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has within 10 years before the date of the AIF became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the ten years prior to the date of this AIF, been subject to:
(c)
any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Mr. Paul Simpson is the Corporate Secretary of Salmon River Resources Ltd., a company listed on the TSX-V, which was the subject of a cease trade order of the Alberta Securities Commission issued on December 2, 2003 for failure to file its Annual Financial Statements for the period ended June 30, 2003. The annual financial statements were filed in February 2004, and the cease trade order subsequently lifted.
Mr. Simpson was also the Corporate Secretary of Tournigan Ventures Corporation (now named Tournigan Gold Corporation) (“TVC”) on January 21, 2002, when the British Columbia Securities Commission issued a cease trade order against TVC for failure to file its audited financial statements and supporting documentation within the time provided. Upon raising necessary funds to pay the auditors, financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 23, 2002, and by the Alberta Securities Commission on May 10, 2002.
Mr. Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

10.3 Conflicts of Interest
Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.
Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also Item 4.3 “Risk Factors”.
ITEM 11: AUDIT COMMITTEE
Audit Committee Charter
A copy of the Charter of the Audit Committee is attached hereto as Schedule “1”.
Composition of the Audit Committee
The current members of the Audit Committee are Robert Gayton, Greg Hall, Earl Drake, and Yikang Liu, all of whom are considered independent pursuant to National Instrument 52-110 — Audit Committees. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the 2009 Annual General Meeting.
Relevant Education and Experience
Robert Gayton, Director
Dr. Gayton graduated from the University of British Columbia (“UBC”) in 1962 with a Bachelor of Commerce and in 1964 earned the Chartered Accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at UBC in 1965 beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976, providing audit and consulting services to private and public company clients for 11 years. He has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. He was Vice President of Finance with Western Silver Corporation from 1996 to 2004 and was a director of Western Silver Corporation (2004-2005), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007), and Doublestar Resources (2000-2007) each of which were “taken over”. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Intrinsyc Software International, Inc., Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp., Eastern Platinum Limited and Trans National Minerals Inc.
Greg Hall, Director
Mr. Hall is an experienced financial market professional with over 25 years experience. His previous positions include: Director, Haywood Securities Inc.; Vice-President, Canaccord Capital Corporation; and Senior Vice-President, Leede Financial Markets Inc. He is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Earl Drake, Director
Mr. Earl Drake is currently Vice Chairman of the Canada China Business Council and Project Director of the China Council for the International Cooperation on Environment and Development and was previously the Ambassador of Canada to the People’s Republic of China and the Republic of Indonesia. Mr. Drake has also served as Resident Executive Director of the World Bank in Washington, DC for seven years. In the past 50 years, Mr. Drake was also the top Canadian representative in the governing councils of the Organization for Economic Cooperation and Development in Paris and the World Bank in Washington, DC and served in Ottawa as Assistant Deputy Minister for Asia-Pacific in the Foreign Affairs Department and as Vice-President in the Canadian International Development Agency. Mr. Drake is an Adjunct Professor at Simon Fraser University in the Centre for International Communication. Mr. Drake has extensive experience in cross-cultural negotiation and communication to harmonize economic development goals with sustainable environmental policies and practices.
Yikang Liu, Director
Mr. Yikang Liu is the Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China. Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While there he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China. Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in 17 countries around the world. Mr. Liu is an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience. Mr. Liu’s expertise is in mining development and exploration in China.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV(4) of the Audit Committee Charter.
External Auditor Services Fees
The Audit Committee has reviewed the nature and amount of the services provided by Ernst & Young LLP to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2009	Year Ended March 31, 2008
Audit Fees(1)	$321,000	$255,000
Audit-Related Fees (2)	Nil	$219,000
Tax- Fees (3)	$12,820	$18,000
All Other Fees (4)	$5,500	Nil
Total	$339,320	$492,000

(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other fees billed by the Company’s auditors.
ITEM 12: PROMOTERS
No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.
ITEM 13: LEGAL PROCEEDINGS
The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.
ITEM 14: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director or executive officer, insider, or any associate or affiliate of such insider or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or will materially affect Silvercorp, save and except the acquisition from Yangtze Gold of all of the issued shares of Yangtze Mining. Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze, which owns 100% of the GC Project and SMT Project.
Dr. Rui Feng, Chairman and CEO of the Company, is a Director of Yangtze Gold, Yangtze Mining and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction was approved by the independent directors of the Company in accordance with the applicable laws. See “General Development of the Business — Three Year History — Yangtze Mining Ltd.”
ITEM 15: TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.
ITEM 16: MATERIAL CONTRACTS
There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2009 or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form.

ITEM 17: INTERESTS OF EXPERTS
17.1 Names of Experts
BK Exploration Associates was responsible for preparing the Ying and HPG Report to provide an update on the Ying Project and HPG Project. Chris Broili, C.P. Geo. & L.P. Geo., an independent consulting geologist and a “qualified person” is the author responsible for Chapters 2 through 4, 7 through 13, 15, 18 and 19 of the Ying and HPG Report. Mel Klohn, L.P. Geo., an independent consulting geologist and a “qualified person” is the author responsible for Chapters 1, 5, 6, 14, 16, 17 and 20 of the Ying and HPG Report.
The TLP-LM Report was prepared by Chris Broili, C.P. Geo. & L.P. Geol., and Mel Klohn, L.P. Geo., both of BK Exploration Associates and Ronald Moran, P. Eng., of Vetrin Mine Planners Ltd., each an independent qualified person as defined in NI 43-101.
The Gaocheng Report was prepared by Dr. Anson Xu, Ph.D. of SRK Consulting China Ltd., an independent qualified person as defined in NI 43-101. Jinhui Liu, an independent consulting geologist and a “qualified person” is responsible for the content of part of section 16 of the Gaocheng Report.
17.2 Interests of Experts
None of the independent consulting geologists and “qualified persons” named in the “Names of Experts” section, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. This information has been provided to the Company by the individual experts.
The qualified persons who were responsible for the preparation of the technical reports for the Ying Project beneficially owned, directly or indirectly, less than 1% of the Common Shares.
ITEM 18: ADDITIONAL INFORMATION
Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.
Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

ITEM 19: SCHEDULE “1”
SILVERCORP METALS INC.
AUDIT COMMITTEE CHARTER
I. Purpose
The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.
Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.
II. Organization
The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.
The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.
Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.
The Committee may form and delegate authority to subcommittees when appropriate.
III. Meetings
The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.
The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.
IV. Responsibilities
(1)	The Committee shall recommend to the Board of directors:
(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)
The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4)	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)
The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:
(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
(7)	An audit committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
V. Authority
The Committee shall have the following authority:
(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors